Form 20-F
period 2000-12-31
PROPERNYN BV
filed 2001-06-27
CIK 906423

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 27, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

/
/  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

/x/
Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2000

/
/  Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from              to

Commission file number 001-12140

Propernyn B.V.

(Exact Name of Registrant as Specified in Its Charter)

Propernyn B.V.	The Netherlands
Translation of Registrant's Name Into English	(Jurisdiction of Incorporation or Organization)

c/o Petróleos de Venezuela, S.A.
Avenida Libertador, La Campiña, Apdo. 169, Caracas 1010-A, Venezuela

(Address of Principal Executive Offices)

    Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Guarantee of the following securities:
PDV America, Inc. 7 7/8% Senior Notes Due 2003	New York Stock Exchange, Inc.

    Securities registered or to be registered pursuant to Section 12(g) of the Act: None

    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,113 shares of the common stock were outstanding as of December 31, 2000.

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes   X   No

    Indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17         Item 18   X

PROPERNYN B.V.

Annual Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2000

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    With respect to our guarantees of PDV America, Inc.'s 7 7/8% Senior Notes due 2003, PDV America, Inc.'s annual report on Form 10-K for the year ended December 31, 2000, as first filed with the U.S. Securities and Exchange Commission (Commission file No. 001-12138) on April 2, 2001 is incorporated herein by reference.

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

    This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, certain statements under the caption "Item 4.B. Business overview" and under the caption "Item 5. Operating and Financial Review and Prospects" relating to refining processes, capital expenditures and investment, the expected results of joint venture projects, the anticipated demand for new or improved products, environmental compliance and remediation and related capital expenditures and investments and future capital expenditures in general are forward-looking statements. Such statements are subject to certain risks and uncertainties, such as increased inflation, continued access to capital markets and commercial bank financing on favorable terms, increases in regulatory burdens, levies or taxes in international markets, changes in prices or demand for petroleum refined products produced by us or our affiliates as a result of competitive actions or economic factors and changes in the cost of crude oil, feedstocks, blending components or refined products. Such statements are also subject to the risks of increased costs related to technologies and the performance by third parties of their contractual obligations, including, without limitation, with respect to construction contracts and indemnification agreements that such third parties have entered into with us. Should one or more of these uncertainties or risks materialize, actual results may vary materially from those estimated, anticipated or projected. Specifically, capital costs could increase, projects could be delayed and anticipated improvements in refining capacity or performance may not be fully realized. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us and our subsidiaries and affiliates, we cannot assure you that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements.

    The annual report of PDV America, Inc. for the year ended December 31, 2000 on Form 10-K, incorporated by reference herein and referred to throughout this annual report, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained in PDV America, Inc.'s annual report, see "Factors Affecting Forward-Looking Statements" on page ii thereof.

ii

    As used in this annual report references to "dollars" or "$" are to the lawful currency of the United States. A unit conversion table and a glossary of certain oil and gas terms, including abbreviations for certain units, used in this annual report are attached hereto as Annex A. When used in this annual report, the terms "we," "our," "us" and "Propernyn" refer to Propernyn B.V. and its consolidated subsidiaries, the term "Petróleos de Venezuela" refers to Petróleos de Venezuela, S.A. and the term "PDVSA" refers to Petróleos de Venezuela and its consolidated subsidiaries.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

    Not Applicable

Item 2. Offer Statistics and Expected Timetable

    Not Applicable

Item 3. Key Information

3.A Selected financial data

    The following selected financial data have been derived from our audited consolidated financial statements, which are prepared in accordance with U.S. GAAP, and should be read in conjunction with our consolidated financial statements. Our consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, have been audited by Deloitte & Touche, and are included elsewhere in this annual report. Our consoldiated financial statements as of December 31, 1998, 1997 and 1996 for each of the years then ended have also previously been audited by Deloitte & Touche, but are not included in this annual report.

	2000	1999	1998	1997	1996
	($ in millions)
Income Statement Data for the year ended December 31:
Net sales and sales to affiliates	20,405	13,331	11,004	13,665	13,025
Equity in earnings of affiliates (1)	85	3	72	89	57
Other income (expense), net	21	71	(2)	(9)	3

Total net revenues	20,511	13,405	11,074	13,745	13,085
Total costs of sales and expenses	20,107	13,284	10,857	13,306	12,840
Income before income taxes	480	210	290	517	323
Net income	298	161	165	410	245
Balance Sheet Data (at end of year):
Total assets	488	8,524	7,926	8,018	7,484
Long-term debt (excluding current portion) (2)	205	3,785	4,072	4,183	4,109
Total debt (3)	205	4,141	4,181	4,544	4,269
Shareholder's equity	216	1,596	1,438	1,273	905
Net cash provided by operating activities	693	328	678	434	277
Net cash provided by (used in) investing activities	27	(268)	(565)	(590)	(590)
Net cash (used in) provided by financing activities	(845)	(2)	(100)	159	326
Capital expenditures	(113)	(254)	(236)	(214)	(439)
Capital stock ($ in thousands)	62	62	62	62	62

(1)
Includes the equity in the earnings of The UNO-VEN Company (an Illinois general partnership in which we own an indirect interest) of $0.4 million, $23 million, and $15 million for the four-month-period ended April 30, 1997 and for the years ended December 31, 1996, 1995, respectively.
(2)
Includes long-term debt to third parties, notes payable to affiliates and capital lease obligations.
(3)
Includes short-term bank loans, current portion of capital lease obligations and of long-term debt, long-term debt, notes payable to affiliates and capital lease obligations.

    We have not declared or paid any dividends since our inception.

3.D Risk factors

Our business depends materially on the ability of PDVSA to supply crude oil to the refineries in which we own an interest. A decrease in crude oil production by PDVSA could materially and adversely affect our business.

    Historically, members of the organization of Oil Producing and Exporting Countries, otherwise known as OPEC, have entered into agreements to reduce their production of crude oil. Such agreements have sometimes increased global crude oil prices by decreasing the global supply of crude oil. Venezuela is a party to and has complied with such OPEC production agreement quotas and we expect that Venezuela will continue to comply with such production quota agreements with other OPEC members. Since 1998, OPEC's production quotas have resulted in a worldwide decline in production and substantial increases in the international crude oil prices.

    PDVSA supplies crude oil for processing to various refineries in which we own an interest pursuant to supply contracts. A reduction in PDVSA's crude oil production or export activities or a decline in the prices of crude oil and refined petroleum products below certain levels for a substantial period could materially and adversely affect our earnings, results of operations and cash flow.

Risks related to the Venezuelan government's ownership, regulation and supervision of PDVSA.

    The Bolivarian Republic of Venezuela is the sole owner of Petróleos de Venezuela. Petróleos de Venezuela is owned and controlled by the Venezuelan government that regulates and supervises its operations. The President of Venezuela appoints the members of Petróleos de Venezuela's board of directors by an executive decree. However, the Republic of Venezuela is not legally liable for the obligations of Petróleos de Venezuela, including its guarantees of indebtedness of its subsidiaries, or the obligations of its subsidiaries.

    Petróleos de Venezuela has been operated as an independent commercial entity since its formation. However, we cannot assure you that the Venezuelan government will not in the future intervene in our commercial affairs in a manner that will adversely affect our business. For instance, through Petróleos de Venezuela, the government could revise the current legal, regulatory and tax framework in a variety of ways that would have an adverse effect on our operations and investments.

We are subject to production, equipment, transportation and other risks that are common to oil and gas companies.

    PDVSA is an integrated oil and gas company and is exposed to production, equipment and transportation risks that are common to oil and gas companies, including fluctuations in production due to changes in reserve levels, production accidents, mechanical difficulties, adverse natural conditions, unforeseen production costs, condition of pipelines and the vulnerability of other modes of transportation and the adequacy of our equipment and production facilities.

    These risks may, among other things, lower the amount of crude oil that are processed in the refineries in which we own an interest, increase our costs and expenses, cause damage to our property or cause personal injury in our employees or others. We maintain insurance to cover certain losses and exposure to liability. However, consistent with industry practice, we are not fully insured against the risks described above. We cannot assure you that our insurance coverage is sufficient to cover all of our losses or our exposure to liability that may result from these risks.

Item 4. Information on the Company

4.A History and development of the company

    Propernyn B.V. is a closed limited liability company organized in 1994 under the laws of The Netherlands Antilles. We are domiciled in and are governed by the laws of The Netherlands Antilles. We are a wholly owned subsidiary of Petróleos de Venezuela, the national oil company of the Bolivarian Republic of Venezuela. Our registered office is located at Eisenhowerlaan 150-2517 KP, the Hague, the Netherlands and our telephone number is 011-31-70-306-5001.

    Prior to November 3, 2000, we were a wholly owned subsidiary of Venedu Holding N.V., a company organized under the laws of The Netherlands Antilles. Venedu Holding N.V. is wholly owned by Petróleos de Venezuela. We operated primarily through two of our wholly owned subsidiaries: PDV Holding, Inc. and PDV Europa B.V. PDV Holding, Inc. was established in 1997 as a holding company for our operations in the United States. PDV Europa B.V. was established in 1982 as a holding company for our operations in Europe.

    Effective November 3, 2000, pursuant to a transfer by Venedu Holding N.V. of all of Venedu Holding N.V.'s share ownership in Propernyn B.V. to Petróleos de Venezuela, we became a directly and wholly owned subsidiary of Petróleos de Venezuela. Additionally, effective December 1, 2000, the we sold and transferred all of our share ownership in PDV Holding, Inc. to Petróleos de Venezuela for a purchase price of $3,315.1 million, in exchange for the set-off of loans payable by us to PDVSA of $1,647.9 million and a set-off of a distribution payable to Petróleos de Venezuela on that date of $1,667.2 million. No gain or loss arose upon sale, as the purchase price was equal to the carrying value of our investment in PDV Holding, Inc. at that date.

4.B Business overview

    We are PDVSA's principal holding company for worldwide investments outside Venezuela, located in Germany, Sweden, the United Kingdom, Belgium and the Caribbean. Since 1986, through investments in us and in our affiliates, PDVSA has implemented a worldwide program of downstream integration into major consumer markets, designed to establish long-term value-added outlets for its crude oil production and refined products. Prior to the sale and transfer of our share ownership in PDV Holding, Inc. to Petróleos de Venezuela effective December 1, 2000, we were also PDVSA's principal holding company for its investments in the United States.

Europe

    PDV Europa B.V. was established in 1982 as a holding company for our operations in Europe. PDV Europa B.V. manages PDVSA's 50% interests in Ruhr Oel GmbH and AB Nynäs Petroleum, two joint ventures which principally manufacture gasoline, diesel fuel, jet fuel, heating oil, petrochemicals, asphalt, naphthenic specialty oil and other refined products.

    PDVSA supplies crude oil to its European affiliates under various supply agreements. Crude oil supplied by PDVSA to such entities exceeds, as a percentage of total supply, its aggregate net ownership interest in such entities' combined refining capacity. In 2000, PDVSA supplied 252 thousand barrels of crude oil to the European refineries in which it held an interest. Out of the 252 thousand barrels of crude oil, 31 thousand barrels were exported from Venezuela and 221 thousand barrels were purchased in the world markets.

    At December 31, 2000, our aggregate net ownership interest in crude oil refining capacity of PDV Europa B.V. was 252 MBPD, approximately 21% of which was located in Europe.

    The following table shows our aggregate net ownership interest in refining capacity:

Propernyn's Refinery Production

	Year Ended December 31,
	2000		1999		1998
	(MBPD, except as otherwise indicated)
Aggregate Refining Capacity
PDV Holding, Inc. (1)	951	79%	951	79%	951	79%
PDV Europa B.V.	252	21	252	21	252	21

Total aggregate refining Capacity	1,203	100%	1,203	100%	1,203	100%

Utilization
PDV Holding, Inc.	92%		88%		90%
PDV Europa B.V. (2)	101%		100%		100%

(1)
Our total refining capacity will decrease as a result of the PDV Holding, Inc. becoming a directly wholly owned subsidiary of PDVSA.

(2)
Represents the average utilization rate at the Ruhr Oel and Nynäs refineries (excluding petrochemicals and other feedstocks).

  Ruhr Oel GmbH

    Ruhr Oel GmbH, the largest refining company in Germany, is a joint venture between PDV Europa B.V. and Veba Oel AG, of Germany. Ruhr Oel holds an interest in four German refineries (Gelsenkirchen, Neustadt, Karlsruhe and Schwedt) in which PDVSA's net interest in crude oil refining capacity at December 31, 2000 was 113, 31, 33 and 39 MBPD, respectively. Ruhr Oel also owns two petrochemical complexes (Gelsenkirchen and Münchmünster). The Gelsenkirchen complex, which includes modern, large-scale units that are integrated with the crude oil refineries located in the same complex, primarily produces olefins, aromatic products, ammonia and methanol. The Münchmünster complex, integrated with the nearby Bayear Oil refinery, primarily produces olefins. Ruhr Oel's petrochemical complexes have an average production capacity of approximately 3.2 million metric tons per year of olefins, aromatic products, methanol, ammonia and various other petrochemical products. Ruhr Oel's share of the refining capacities of such refineries is hereinafter referred to herein as "Ruhr Oel Refineries." Veba Oel operates the Gelsenkirchen refinery and the Gelsenkirchen and Münchmünster petrochemical complexes under a long-term operating agreement with Ruhr Oel. Ruhr Oel has no employees and does not directly operate any of these refineries.

    The crude oil processed at the Ruhr Oel Refineries is supplied in equal amounts by Petróleos de Venezuela and Veba Oel pursuant to a joint venture agreement and a long-term supply agreement. Pursuant to these agreements, Ruhr Oel does not acquire title to any crude oil or refined products that it processes. Rather, the crude oil supplied by Petróleos de Venezuela or Veba Oel remains owned by Petróleos de Venezuela or Veba Oel, as applicable, throughout the refining process. Petróleos de Venezuela's share of the refined products processed at the Ruhr Oel Refineries is distributed through Veba Oel's marketing network. The operating costs of the Ruhr Oel Refineries are shared equally by Petróleos de Venezuela and Veba Oel.

    Petróleos de Venezuela receives 50% of the revenues from Veba Oel's sales of the refined products processed at the Ruhr Oel Refineries, less attributable operating and marketing costs. This arrangement has been providing Ruhr Oel with constant break-even results.

    Petróleos de Venezuela supplies crude oil to the Ruhr Oel Refineries. As such, Petróleos de Venezuela and not us, receives revenues derived from the crude oil refining which takes place at the Ruhr Oel Refineries and from the sale of refined products attributable to such crude oil.

    The following table shows our aggregate net ownership interest in the Ruhr Oel Refineries' refining capacity, refinery input and product yield:

Propernyn's Net Ownership Interest in Ruhr Oel Refineries

	Year Ended December 31,
	2000	1999	1998
	(MBPD, except as otherwise indicated)
Refining Capacity (1)	216	216	216
Crude Oil Refinery Input	226	225	225
Other Feedstocks	25	22	19
Product Yield
Light fuels
Gasoline	63	58	59
Middle distillates	104	97	105
Residuals	10	9	7
Asphalt/Coke	9	6	5

Total refined product yield	186	170	176

Petrochemicals
Industrial products and petrochemicals	63	61	54
Utilization (2)	105%	104%	104%

(1)
At year end.

(2)
Represents the average of the utilization rate at the Ruhr Oel Refineries (excluding petrochemicals and other feedstocks).

Terminal and Pipelines Interests

Company	Ruhr Oel's Participation	Type of Operations	Location	Total Capacity
N.V. Rotterdam-Rijn Rijplelieding Maatschappij	20.0%	Pipeline	Rotterdam to Gelsenkirchen	340MBPD
Société du Pipeline Sud-Européen S.A.	7.5%	Terminal/Pipeline	Marseille to Karsruhe	450MBPD
Nord-West Oelleitumg GmbH	33.7%	Terminal/Pipeline	Wilhelmshaven to Gelsenkirchen	270MBPD
Transalpine Pipeline Companies	11.0%	Terminal/Pipeline	Trieste to Neustadt and Karsruhe	680MBPD

    In addition, three ports owned by Ruhr Oel on the Rhine-Herme Canal, with barge access to the Rhine and North Sea coastal ports, provide Ruhr Oel with access to substantial refinery feedstocks.

  AB Nynäs Petroleum

    AB Nynäs Petroleum ("Nynäs") is a Swedish owned joint venture that is 50.001% owned by PDVSA (through PDV Europa B.V.) and 49.999% owned by Fortum Oil and Gas OY. Each party to the joint venture has equal voting control. Nynäs produces and markets bitumen naphtenic specialties and other petroleum products for the European market.

    Nynäs' business plan is as follows:

  •
  to supply the European market with bitumen products for road paving and industrial purposes and specialty oils for industrial applications;

  •
  to provide its customers with advanced technical services associated with the use of its products; and

  •
  to maintain a leading position within research and development relating to manufacturing processes, the products and their application.

    Nynäs owns and operates four specialized refineries, Nynäshamn and Gothenberg in Sweden, Antwerp in Belgium and Dundee in Scotland. PDVSA's net interest in crude oil refining capacity in each of the refineries at December 31, 2000 was 11, 6, 7 and 5 MBPD, respectively. Nynäs also owns a 50% interest in a refinery in Eastham, England. The Eastham refinery is a specialized asphalt refinery in which PDVSA's net interest crude oil refining capacity at December 31, 2000 was 7 MBPD. All of the above refineries shall hereinafter be referred to, collectively, as the "Nynäs Refineries." PDVSA's total net interest in refining capacity in the Nynäs Refineries' was 36 MBPD at December 31, 2000.

    The Nynäs Refineries are specially designed to process heavy sour crude oil. The Nynäs Refineries in Nynäshamn produce asphalt and naphthenic specialty oils. The Dundee, Gothenbeug, Antwerp and Eastham refineries are specialized asphalt refineries. Nynäs purchases crude oil from PDVSA and produces asphalt and naphthenic specialty oils, two products for which Venezuelan heavy sour crude oil is particularly well suited feedstock due to its proportions of naphthenic, paraffinic and aromatic compounds. Asphalt products are used for road construction and various industrial purposes, while naphthenic specialty oils are used principally in electrical transformers, as mechanical process oils and in the rubber and printing ink industries.

    Nynäs' aggregate net ownership interest in crude oil refining capacity (including its 50% interest in the Eastham, England refinery) was 72 MBPD at December 31, 2000. In 2000, Nynäs sold 5 MBPD of specialty naphthenic oils and 18 MBPD of asphalt, making it the third largest asphalt supplier in the European market.

    The following table shows our aggregate net ownership interest in the Nynäs Refineries refining capacity, refinery input and product yield:

Propernyn's Net Ownership Interest in Nynäs Refineries

	Year Ended December 31,
	2000		1999		1998
	(MBPD, except as otherwise indicated)
Refining Capacity (1)	36		36		36
Crude Oil Refinery Input	26		28		28
Refined Product Yield
Asphalt	18	60%	19	70%	18	67%
Distillates	7	23	4	15	6	22
Naphthenic specialty oils	5	17	4	15	3	11

Total refined product yield	30	100%	27	100%	27	100%

Utilization (2)	72%		78%		78%

(1)
At year end.
(2)
Represents the average utilization rate by our net ownership interest at the Nynäs Refineries, based on Nynäs' net ownership interest in the total capacity of each such refinery. For each refinery acquired by Nynäs during any period, the utilization rate is for the portion of the period following such acquisition. The annual utilization rate of the North European asphalt refineries is comparatively low due to refinery shutdown during the winter, reflecting a reduction in local demand for asphalt during that season.

    Nynäs does not own crude oil reserves or production facilities and, therefore, purchases crude oil for its refining operations. Nearly all crude oil purchased by Nynäs is supplied by PDVSA pursuant to long-term supply contracts. PDVSA supplies Nynäs only with high sulfur, extra-heavy Venezuelan crude oil.

    The following table shows a breakdown of Nynäs' sales by type of refined product:

Nynäs Refined Product Sales

	Year Ended December 31,
	2000	1999	1998
	($ in millions)
Refined Products
Asphalt	430	264	277
Distillates	139	168	136
Naphthenic specialty oils	192	154	138

Total product sales	761	586	551

    Nynäs markets asphalt products through an extensive marketing network in several European countries. Scandinavia, the United Kingdom and Continental Europe are the source of 28%, 23% and

23%, respectively, of Nynäs' consolidated revenues for 2000. Nynäs markets its naphthenic specialty oils throughout Europe, Africa, the Middle East and Australia, and the distillates that it produces are either sold as fuel or further processed into naphthenic specialty oils. Nynäs distributes its refined products primarily by specialized bitumen ships, rail tanks and trucks. Nynäs also maintains a terminal system network in Scandinavia.

The Caribbean

    We own two Caribbean crude oil and petroleum product storage facilities located in Bonaire and The Bahamas.

  The Bahamas

    We maintain a crude oil and refined product storage and transshipment facility in The Bahamas through the Bahamas Oil Refining Company International Limited ("BORCO"), our indirectly and wholly owned subsidiary located in The Bahamas. BORCO is 100% owned by Baproven Limited, our wholly owned subsidiary. The BORCO facility handles crude oil, fuel oil, gasoline and other distillates, and has four deep water berths and has an aggregate storage capacity of approximately 20 million barrels ("MMB"), of which approximately 10 MMB of storage capacity is currently in service. BORCO's main activities include the storage, blending and sale of gasoline, diesel fuel, jet fuel and bunker fuel. BORCO is the largest petroleum storage facility in the Caribbean and is one of the closest terminals to the mainland United States with blending and transshipment facilities.

  Bonaire

    Through our wholly owned subsidiary, Bonaire Petroleum Corporation N.V. ("BOPEC"), a Netherlands Antilles company, we maintain a crude oil and petroleum product storage and transshipment facility in Bonaire with four deep water berths and an aggregate storage capacity of approximately 10.1 MMB, all of which is currently in service. BOPEC's facility is equipped to handle extra-heavy crude oil, Orimulsion®, fuel oil, gasoline and distillates. BOPEC's main activities include transshipment for our subsidiaries, strategic storage for PDVSA's Venezuelan subsidiaries and fuel oil blending.

    BORCO's and BOPEC's terminal facilities provide PDVSA with the ability to store significant quantities of crude oil and petroleum products outside Venezuela. These terminal facilities also constitute a source of crude oil and petroleum product supply near the United States.

United States

    PDV Holding, Inc. was established in 1997 as a holding company for our operations in the United States. Through PDV America, Inc., PDV Holding, Inc. manages PDVSA's 100% interest in CITGO Petroleum Corporation ("CITGO") and PDVSA's 100% interest in PDV Midwest Refining, LLC. Through PDV Chalmette Inc., PDV Holding, Inc. manages PDVSA's 50% equity interest in a crude oil refinery in Chalmette, Louisiana, Chalmette Refining L.L.C., which principally produces gasoline and distillate from upgraded extra heavy crude oil.

  PDV Midwest Refining, LLC

    In May 1997, PDV America, Inc. acquired sole ownership of a refinery in Lemont, Illinois, together with associated product distribution terminals, 89 retail outlets and a hydrocarbon solvents marketing business, in each case as a result of PDV America, Inc.'s liquidation of its 50% interest in a joint venture with the Union Oil Company of California. Following the acquisition, PDV America, Inc. created a 100% owned subsidiary, PDV Midwest Refining, to manage and operate the Lemont refinery, which has an oil refining capacity of 167 thousands of barrels per day ("MBPD"). PDV Midwest

Refining principally manufactures gasoline, diesel fuel, jet fuel, petrochemicals, lubricants, asphalt and refined waxes.

  CITGO Petroleum Corporation

    CITGO owns and operates two modern, highly complex crude oil refineries (located in Lakes Charles, Louisiana and Corpus Christi, Texas) and two asphalt refineries (located in Paulsboro, New Jersey and Savannah, Georgia) with a combined aggregate crude oil refining capacity rate of 582 MBPD. CITGO also owns a minority interest in LYONDELL-CITGO Refining L.P., a limited partnership (formerly a limited liability company) that owns and operates a refinery in Houston, Texas, with a rated crude oil refining capacity of 265 MBPD. LYONDEL-CITGO is a joint venture owned 41.25% by PDVSA and 58.75% by Lyondell Petrochemical Company. CITGO also operates a 167 MBPD refinery in Lemont, Illinois, owned by PDV Midwest Refining. CITGO's assets include a 65% owned lubricant and wax plant, pipelines, and equity interests in pipeline companies and petroleum storage terminals. CITGO's transportation fuel customers include primarily CITGO branded wholesale marketers, convenience store and airlines located mainly east of the Rocky Mountains. Asphalt is generally marketed to independent paving contractors on the East and Gulf Coasts and the Midwest of the United States. Lubricants are sold principally in the United States to independent marketers, mass marketers and industrial customers. Petrochemical feedstocks and industrial products are sold to various manufacturers and industrial companies throughout the Unites States. Petroleum coke is sold primarily in international markets.

  PDV Chalmette, Inc.

    In October 1997, through PDV Chalmette, Inc., PDV Holding, Inc. acquired a 50% equity interest in Chalmette Refining L.L.C. for an initial cash investment of $52.5 million and incurred debt payable to the joint venture partner for $227.5 million in a joint venture with Exxon Mobil Corporation. The debt incurred pursuant to this joint venture was paid in full in July 1998.

    The Chalmette refinery has a total refining capacity of 184 MBPD. PDV Holding, Inc.'s net interest in refining capacity of the Chalmette refinery is of 92 MBPD. PDV Chalmette assigned to CITGO its option to purchase up to 50% of the refined products produced at the Chalmette refinery, through December 31, 2000. CITGO exercised this option on November 1, 1997 and acquired approximately 67 MBPD and 66 MBPD of refined products from the refinery in 2000 and 1999, respectively, approximately one-half of which was gasoline.

    The Chalmette refinery will be used to process upgraded extra-heavy crude oil to be produced by the Cerro Negro joint venture located in the Eastern Venezuelan basin. The Cerro Negro joint venture is a joint venture among PDVSA, Exxon Mobil Corporation and Veba Oel AG, with PDVSA having a 41.7% interest and Exxon Mobil Corporation and Veba Oel having a 58.3% interest collectively. Exxon Mobil Corporation, which operates both the Cerro Negro joint venture and the Chalmette refinery, has agreed to purchase 100% of the refined petroleum products produced at the Chalmette refinery (subject to CITGO's option to purchase 50% of such products) at market prices.

  The Sweeny Joint Venture

    In October 1998, PDV Holding, Inc. entered into definitive agreements with Phillips Petroleum Corporation to form the Sweeny Joint Venture (in which each party will have a 50% equity interest) for the purposes of processing crude oil in the United States. Pursuant to the Sweeny Joint Venture, PDV Holding, Inc. and Phillips Petroleum Corporation will construct an integrated vacuum/coker facility within an existing refinery owned by Phillips Petroleum Corporation in Sweeny, Texas.

    This coking facility is currently under construction. The estimated total cost of construction of this coking facility is $538 million that is currently being funded through the issuance of $350 million of

8.85% senior bonds due December 18, 2019 by the joint venture. It is anticipated that the remaining construction costs will be funded through equity contributions. In connection with any financing, the partners to the joint venture have agreed that each will make, or cause to be made, capital contributions to the joint venture on a pro rata, joint-and several basis to the extent necessary to cover costs incurred prior to the completion of the construction.

    Pursuant to the terms of the Sweeny Joint Venture, Phillips Petroleum Corporation will purchase heavy crude oil from PDVSA, and the Sweeny Joint Venture will process feedstocks derived therefrom pursuant to a processing agreement. Revenues from the Sweeny Joint Venture will consist of fees paid by Phillips Petroleum Corporation to the joint venture under the processing agreement and any revenues from the sale of coke to third parties.

Environment and Safety Matters

    For a description of environmental and safety issues affecting our United States subsidiaries during 2000, see "Items 1. and 2. Description of Business and Properties—Environment and Safety" of PDV America, Inc.'s annual report on Form 10-K, incorporated herein by reference.

  Environment

    Our European subsidiaries and joint ventures are subject to extensive European Union, international, national and local environmental laws and regulations.

    Our operations within the European Union are subject to environmental directives and regulations issued by the European Union governing, among other things, air and water emissions, and the generation, use, handling, transportation, treatment and disposal of hazardous materials. European Union regulations, issued by the European Union Commission or the European Union Council are directly enforceable by their terms while European Union member states must enact domestic legislation to implement and enforce European Union directives issued by the European Union Council. European Union member states are, based on European Union directives, implementing increasingly strict national regulations relating to oil spill prevention, disaster-response planning and funding and limits on emissions of lead, sulfur dioxide and volatile organic compounds. As part of its overall effort to combat air pollution, the European Union has set stringent emission limits for new cars and commercial vehicles to be implemented in stages.

    We believe that our operations are in substantial compliance with these laws and regulations. In addition, our European Union operations are being adjusted to suit changes in consumption patterns resulting from various measures adopted by the European Union authorities, including measures to reduce the maximum levels of pollutants contained in exhaust emissions of motor vehicles and a directive on fuel quality to phase out the use of leaded petroleum by 2000. Both measures were introduced under the European Union Commission's Auto Oil Program, which was based on the results of an extensive, three-year technical collaboration with the European oil and automobile industries. As of December 31, 2000, we have phased out the use of leaded petroleum in our European Union operations.

    Our non-U.S. subsidiaries and joint ventures are subject to environmental laws and regulations, at the national and local level, relating to, among other requirements, the acquisition of certain permits and the cleanup of environmental damage. European Union member states are at various stages of adopting European Union requirements.

    In Germany, the refining industry is subject to stringent air and water emissions regulations under the Federal Pollution Control Act and Water Resources Management Act. Compliance with both the Acts could require substantial capital expenditures. In addition, the 1991 Environmental Liability Law imposes strict, joint and several liability on property owners and operators for pollution related damages. Recently the German federal government also drafted a Soil Remediation Act pursuant to which site operators can be required to remedy and restore existing soil and ground water that has been contaminated.

    In the United Kingdom, petroleum processing, transportation and waste disposal is subject to an Integrated Pollution Control permit authorization pursuant to the Environmental Protection Act of 1990. Under the Integrated Pollution Control, new facilities are required to use the best available techniques without entailing excessive cost. All sites in the United Kingdom in which we have an interest are being monitored and upgraded in accordance with the Integrated Pollution Control. In certain instances, the Water Resources Act of 1991 and certain common law doctrines also impose strict liability for water pollution. Additionally, the Environmental Act of 1995 places cleanup requirements on the owners and occupiers of contaminated property.

    Under Belgian national and regional legislation, licensing conditions imposed on oil refineries and terminals impose certain sanctions, including remediation orders and fines. Damages may also be imposed for pollution-related injury to persons or property. Swedish environmental regulations additionally impose sanctions for spills and unauthorized emissions.

    Our non-U.S. operations are subject to certain international agreements and conventions, imposing liability for environmental damage arising from marine pollution and oil spills and to treaties regulating the trans-border shipment of hazardous chemicals and wastes.

    We may incur significant capital costs to comply with increasingly stringent environmental laws and regulations. Potential environmental expenditures include improvements to wastewater treatment facilities, sulfur removal operations and containment of underground leakage at refinery complexes, service stations and crude oil and refined product storage terminals.

    During 2000, our non-U.S. subsidiaries and joint ventures spent, collectively, approximately $31 million for environmental, health and safety capital improvements in their operations. These companies anticipate budgeting, collectively, approximately $64 million for environmental and health and safety capital projects over the next two years. The above expenditure and anticipated budget include 50% of the total amount spent or budgeted by Ruhr Oel and Nynäs, representing our percentage interest in such joint ventures.

    Our management believes that our subsidiaries and joint venture operations are in substantial compliance with these applicable laws, and additional efforts will be made to fulfill future environments laws requirements.

  Safety

    Our non-U.S. subsidiaries and joint ventures are subject to strict occupational health and safety laws and maintain comprehensive safety, training and maintenance programs. We believe that these companies are in substantial compliance with applicable occupational health and safety laws.

4.C Organizational structure

    We are a wholly owned subsidiary of Petróleos de Venezuela, the national oil company of the Bolivarian Republic of Venezuela. Petróleos de Venezuela conducts its operations through its Venezuelan and international subsidiaries. Through its wholly owned subsidiary, PDVSA Petróleo S.A., Petróleos de Venezuela manages its exploration and production business units, its refining and trading business units and its administration, services, engineering and project business units. Petróleos de Venezuela, S.A. conducts its petrochemical activities through Petroquímica de Venezuela, S.A. Other wholly owned subsidiaries of Petróleos de Venezuela include Intevep, S.A., which conducts Petróleos de Venezuela's research and development activities, Sociedad de Fomento de Inversiones Petroleras, which develops vehicles to enable domestic and international investors to invest in the Venezuelan oil industry, and Centro Internacional de Educaciün y Desarrollo, which is responsible for the training and development of PDVSA's private sector personnel. In the United States, Petróleos de Venezuela conducts its crude oil refining and refined petroleum product operations through its wholly owned subsidiary, PDV Holding, Inc. In Europe, Petróleos de Venezuela conducts its crude oil refining and refined petroleum product activities through PDV Europa B.V.

    We are PDVSA's principal holding company for worldwide investments outside Venezuela, located in Germany, Sweden, the United Kingdom, Belgium and the Caribbean. Prior to the sale and transfer of our share ownership in PDV Holding, Inc. to Petróleos de Venezuela effective December 1, 2000, we were also PDVSA's principal holding company for its investments in the United States.

    Our significant subsidiaries, country of incorporation and our proportion of ownership in such subsidiaries are as set forth below:

4.D Property, plant and equipment

    See note 6 to our consolidated financial statements for a summary of information concerning our property, plant and equipment.

Item 5.  Operating and Financial Review and Prospects

Basis of presentation

    The following discussion should be read in conjunction with our consolidated financial statements included elsewhere herein. Our financial statements are prepared in accordance with U.S. GAAP.

5.A Operating results

Overview

    Our consolidated operations consisted of the operations of (1) PDV Holding, Inc. and its consolidated subsidiaries and joint ventures, (2) PDV Europa B.V. and its consolidated subsidiaries and joint ventures and (3) BOPEC and Baproven Limited. Joint ventures are accounted for under the equity method. In 2000, 1999 and 1998, PDV Holding, Inc. and its subsidiaries (including PDV America, Inc.) accounted for approximately 99% of our total revenues.

    Effective December 1, 2000, we sold and transferred to Petróleos de Venezuela all of our share ownership in PDV Holding, Inc. for a purchase price of $3,315.1 million, in exchange for the set-off of loans payable by us to PDVSA of $1,647.9 million and a set-off of a distribution payable by us to Petróleos de Venezuela on that date of $1,667.2 million. The purchase price was equal to the carrying value of our investment in PDV Holding, Inc. at that date; as such, we incurred no gain or loss in connection with the sale.

    As a result of the transfer of PDV Holding, Inc., the only operations remaining at our company are in Europe and the Caribbean. These operations, as detailed below, are very small relative to our historical operations. Our results after the transfer are not comparable to our results prior to the transfer. For information on the revenues, gross profit and net income of the transferred assets, see note 1 to our consolidated financial statements.

Results of Operations—2000 compared to 1999

    Our results of operations for 2000 include those of PDV Holding, Inc. and its subsidiaries for the eleven-month period from January 1, 2000 through November 30, 2000. The table below sets forth our results of operations for 2000 and 1999 that are attributable to PDV Holding, Inc. and its subsidiaries and our results of operations for 2000 and 1999 that are attributable to the rest of our operating subsidiaries:

	Total	PDV Holding, Inc.	Continuing Operations
	($ in millions)
For the year ended December 31, 2000:
Total net revenues	20,511	20,446	65
Costs of operations	(20,108)	(20,018)	(90)
Foreign exchange gain	1	—	1
Interest income from affiliates	77	75	2
Income taxes	(183)	(183)	—

Net income	298	320	(22)

	Total	PDV Holding, Inc.	Continuing Operations
	($ in millions)
For the year ended December 31, 1999:
Total net revenues	13,405	13,300	105
Costs of operations	(13,309)	(13,214)	(95)
Foreign exchange gain	25	—	25
Interest income from affiliates	89	87	2
Income taxes	(49)	(49)	—

Net income	161	124	37

    The table below sets forth our results of operations for 2000 and 1999:

	2000	1999	Increase (Decrease)
	($ in millions)%
Results of Operations—2000 Compared to 1999:
Total net revenues	20,511	13,405	53
Costs of operations	(20,108)	(13,309)	51
Foreign exchange gain	1	25	(96)
Interest income from affiliates	77	89	(13)
Income taxes	(183)	(49)	273

Net income	298	161	85

    Our results of operations were heavily dependent upon the results of operations of PDV Holding, Inc. and its subsidiaries. In 2000 and 1999, substantially all of our results of operations (approximately 99% of our revenues) were attributable to PDV America, Inc. and its subsidiaries. PDV America, Inc. is a directly and wholly owned subsidiary of PDV Holding, Inc. For a description of the results of operations of our U.S. activities, see "Item 5. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in PDV America, Inc.'s annual report on Form 10-K incorporated herein by reference.

	2000	1999	Increase (Decrease)
	($ in millions)%
Results of Continuing Operations—2000 Compared to 1999(1):
Total net revenues	65	105	(38)
Costs of operations	(90)	(95)	(5)
Foreign exchange gain	1	25	(96)
Interest income from affiliates	2	2	—

Net (loss) income	(22)	37	(159)

(1)
Including Propernyn B.V.

    Our continuing operations (set forth in the tables above) in 2000 and 1999 exclude the operations of PDV Holding, Inc. and its subsidiaries that were sold and transferred to Petróleos de Venezuela, effective December 1, 2000. The following paragraphs discuss certain fluctuations in our continuing operations from 1999 to 2000.

    Total net revenues decreased by approximately $40 million from $105 million in 1999 to $65 million in 2000 primarily due to (1) a write-off of an accounts payable to an affiliate of approximately $57 million that was included in other income in 1999, less (2) an increase in equity in earnings of approximately $11 million from our 50% interest in our joint venture investments in Europe.

    Total costs of operations decreased by approximately $5 million from $95 million in 1999 to $90 million in 2000 primarily due to the write off of an accounts receivable of approximately $4 million in 1999.

    The foreign exchange gain in 1999 of approximately $25 million arose from foreign exchange rate movements from our investments in Europe relative to the U.S. dollar. Our foreign exchange gains are recorded in Propernyn B.V., which we account for as a Caribbean entity in the tables that follow. The net effect of foreign exchange rate fluctuations in 2000 was not significant, and resulted in a foreign exchange rate gain of approximately $1 million.

    Interest income from affiliates did not fluctuate significantly from 1999 to 2000, and was approximately $2 million in both years.

    The following tables set forth certain results of operations and our total assets by geographical area:

Total Net Revenues by Geographic Area
Results of Operations—2000 Compared to 1999
(Propernyn B.V. and subsidiaries)

	2000	1999	Increase (Decrease)
	($ in millions)%
United States	20,446	13,300	54
Europe	21	8	163
Caribbean	44	97	(55)

Total net revenue	20,511	13,405	53

Total Net Income (Loss) by Geographic Area
Results of Operations 2000 Compared to 1999
(Propernyn B.V. and subsidiaries)

	2000	1999	Increase (Decrease)
	($ in millions)%
United States	320	124	158
Europe	22	9	144
Caribbean	(44)	28	(257)

Total net income	298	161	85

Total Assets by Geographic Area
(Propernyn B.V. and subsidiaries)

	2000	1999	2000/1999 Increase(Decrease)
	($ in millions)		(%)
United States	—	8,103	—
Europe	211	259	(19)
Caribbean	277	162	71

Total assets	488	8,524	(94)

Results of Operations—1999 Compared to 1998

    The table below sets forth our results of operations for 1999 and 1998 that are attributable to PDV Holding, Inc. and its subsidiaries and our results of operations for 1999 and 1998 that are attributable to the rest of our operating subsidiaries:

	Total	PDV Holding, Inc.	Continuing Operations
	($ in millions)
For the year ended December 31, 1999:
Total net revenues	13,405	13,300	105
Costs of operations	(13,309)	(13,214)	(95)
Foreign exchange gain	25	—	25
Interest income from affiliates	89	87	2
Income taxes	(49)	(49)	—

Net income	161	124	37

	Total	PDV Holding, Inc.	Continuing Operations
	($ in millions)
For the year ended December 31, 1998:
Total net revenues	11,074	11,020	54
Costs of operations	(10,845)	(10,753)	(92)
Foreign exchange loss	(12)	—	(12)
Interest income from affiliates	73	73	—
Income taxes	(125)	(124)	(1)

Net income	165	216	(51)

    The table below sets forth our results of operations for 1999 and 1998:

	1999	1998	Increase (Decrease)
	($ in millions)		(%)
Results of Operations—1999 Compared to 1998:
Total net revenues	13,405	11,074	21
Costs of operations	(13,309)	(10,845)	23
Foreign exchange gain (loss)	25	(12)	308
Interest income from affiliates	89	73	22
Income taxes	(49)	(125)	(61)

Net income	161	165	(2)

    Our results of operations are heavily dependent upon the results of operations of PDV Holding, Inc. and its subsidiaries. In 1999 and 1998, substantially all of our results of operations (approximately 99% of our revenues) were attributable to PDV America, Inc. and its subsidiaries. PDV America, Inc. is a directly and wholly owned subsidiary of PDV Holding, Inc. For a description of the results of operations of our U.S. activities, see "Item 5. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in PDV America, Inc.'s annual report on Form 10-K incorporated herein by reference.

	1999	1998	Increase (Decrease)
	($ in millions)		(%)
Results of Continuing Operations—1999 Compared to 1998 (1):
Total net revenues	105	54	94
Costs of operations	(95)	(92)	3
Foreign exchange gain (loss)	25	(12)	308
Interest income from affiliates	2	—	—
Income taxes	—	(1)	—

Net income (loss)	37	(51)	173

(1)
Includes Propernyn B.V.

    Our continuing operations in 1999 and 1998 exclude the operations of PDV Holding, Inc. and its subsidiaries that were sold and transferred to Petróleos de Venezuela, effective December 1, 2000. The following paragraphs discuss certain fluctuations in our continuing operations from 1998 to 1999.

    Total net revenues increased by approximately $51 million from 1998 to 1999 primarily because of the write-off of an accounts payable to an affiliate of approximately $57 million included in other income in 1999.

    Costs of operations remained relatively unchanged from 1998 to 1999. These costs totaled $92 million in 1998 and $95 million in 1999.

    The foreign exchange gain in 1999 of approximately $25 million arose from favorable foreign exchange rate movements in our investments in Europe relative to the U.S. dollar. The 1998 foreign exchange losses of $12 million arose from adverse foreign exchange rate movements in our investments in Europe relative to the U.S. dollar. Our foreign exchange gains and losses are recorded in Propernyn B.V., which we account for as a Caribbean entity in the tables that follow.

    Interest income from affiliates and income taxes did not fluctuate significantly from 1998 to 1999.

    The following tables set forth certain results of operations and our total assets by geographical area:

Total Net Revenues by Geographic Area
Results of Operations—1999 Compared to 1998
(Propernyn B.V. and subsidiaries)

	1999	1998	Increase (Decrease)
	($ in millions)		(%)
United States	13,300	11,020	21
Europe	8	8	—
Caribbean	97	46	111

Total net revenue	13,405	11,074	21

Total Net Income (Loss) by Geographic Area
Results of Operations—1999 Compared to 1998
(Propernyn B.V. and subsidiaries)

	1999	1998	Increase (Decrease)
	($ in millions)		(%)
United States	124	216	(43)
Europe	9	(6)	250
Caribbean	28	(45)	162

Total net income (loss)	161	165	(2)

Total Assets by Geographic Area
(Propernyn B.V. and subsidiaries)

	1999	1998	1999/1998 Increase(Decrease)
	($ in millions)%
United States	8,103	7,431	9
Europe	259	305	(15)
Caribbean	162	190	(15)

Total assets	8,524	7,926	8

New Accounting Standard

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). In June 2000 Statement of Financial Accounting Standard No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment of SFAS No. 133, was issued. The statement, as amended and interpreted, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives, at fair value, as either assets or liabilities in the statement of financial position with an offset either to shareholder's equity and other comprehensive income or income depending upon the classification of the derivative. We adopted SFAS No. 133 effective January 1, 2001. Our management believes that the adoption had no impact on our financial position, results of operations and cash flows as we had no derivatives at that date.

5.B Liquidity and Capital Resources

  Cash Flows from Operating Activities

    For the year ended December 31, 2000, our net cash flows provided by operating activities totaled approximately $693 million, reflecting principally $297 million of net income, $280 million in depreciation and amortization, deferred income tax of $77 million, distributions in excess of equity in earnings of affiliates of $37 million, and net change in other items of $2 million. Of our net cash flows used in our operating activities for non-U.S. subsidiaries for the year ended December 31, 2000, approximately $103 million was attributable to our continuing operations.

    Net changes in other items were due mainly to an increase in accounts receivable and in the inventories of crude oil and refined products in our U.S. subsidiaries, partially offset by increases in accounts payable. Our non-U.S. subsidiaries held through PDV Europa B.V. recorded a decrease in accounts receivable due from affiliates. Our Caribbean affiliates also recorded a decrease in accounts receivable, partially offset by increases in inventories of refined products and in accounts payable.

  Cash Flows from Investing Activities

    For the year ended December 31, 2000, consolidated net cash provided by our investing activities totaled $27 million, attributable mainly to $250 million proceeds from notes receivable from affiliates and $156 million cash inflows from investments in and advances to other affiliates, less $113 million of investments in capital expenditures that comprise primarily investments in refinery equipment at CITGO. Cash flows provided by investing activities of our non-U.S. operations totaled approximately $165 million in 2000.

  Cash Flows from Financing Activities

    For the year ended December 31, 2000, net cash used in our financing activities totaled approximately $844 million, comprising payments of revolving bank loans of $462 million, payments of $40 million on term bank loans, repayments of short-term bank loans of $16 million, payments of tax-exempt bonds of $63 million, payments on private placement senior notes of $250 million and payments of other debt and capital lease obligations of $13 million. Cash flows used in financing activities of our non-U.S. operations totaled approximately $63 million in 2000.

    Our cash requirements for working capital, capital expenditures and acquisitions have historically been financed by a combination of various credit facilities, funds generated from operations and equity contributions. In our opinion, our working capital is sufficient for our present requirements.

    Our non-U.S. consolidated subsidiaries' capital expenditure plans for 2001 to 2005 require expenditure of approximately $501 million primarily to increase refining capacity in its joint ventures. This amount includes 50% (representing our percentage interest in these companies) of planned total environmental expenditures by Ruhr Oel and Nynäs.

    The board of directors of Ruhr Oel resolved, in a meeting held on October 7, 1998, to reduce the equity of the company to DM185 million comprising DM165 million of subscribed capital and DM20 million of equity reserves, of which 50% (equivalent to DM92.5 million), must be received on our behalf for our equity participation in the joint venture. The amount was received by Petróleos de Venezuela on our behalf in two installments: DM10 million (equivalent to $5.3 million) was received in May 1999 and DM82.5 million (equivalent to $36.4 million) was received in May 2000. Our investment in Ruhr Oel was reduced from $215 million beginning 1999 to $173 million in May 2000.

Item 6. Directors, Senior Management and Employees

6.A Directors and senior management

    In accordance with Dutch law governing closed limited liability companies and in accordance with our articles of association, we are managed by a board of management acting under the instruction of the supervisory board that has power and full executive authority to manage our affairs of Propernyn B.V. The supervisory board is responsible for reviewing our annual accounts and preparing an annual report that is presented at our annual shareholders' meeting. Shareholders' meetings may be convened by the supervisory board or the board of management. Each board of management member has authority to represent Propernyn B.V. in dealings with third parties.

    Members of the supervisory board and of the board of management are appointed by and serve at the discretion of our shareholders. The current members of our supervisory board and board of management are also executive officers of Petróleos de Venezuela. Such members are:

Name	Age	Position with Propernyn B.V.	Date Appointed
Luis Dávila	47	Supervisory Board Member	2000
Alexander Cárdenas	46	Supervisory Board Member	2000
Julián Fleszczynski	53	Supervisory Board Member,	2000
		Chief Executive Officer and Board of Management Member	2000
Eduardo Rossell	47	Board of Management Member	2001
Carlos Yánes	48	Chief Financial and Accounting Officer and Board of Management Member	2000
Tomás Carrillo	48	Board of Management Member	2000

    Certain information on the current members of our supervisory board and board of management is set forth below:

    Luis Dávila currently the Chief Financial Officer of Petróleos de Venezuela (a position he has held since June 2000), a Director of Interven, S.A., a Director of AB Nynäs petroleum and a member of the Shareholders Committee of Ruhr Oel GmbH, which positions he has held since June, 2000. Mr. Dávila has also served as a Principal Director and the Vice President of PDVSA Finance Ltd. since January 2000 and President of PDVSA Finance Ltd. since July 2000. Prior to serving in such capacities, Mr. Dávila served as Petróleos de Venezuela's Financial Planning and Control Manager from September 1999 to June 2000, as Petróleos de Venezuela's Asset Portfolio Manager from April 1999 to September 1999 and as Petróleos de Venezuela's Corporate Outsourcing and Structured Finance Manager from 1997 to 1999. Mr. Dávila started his career in the petroleum industry at Corpoven, S.A. in 1982, and served in various managerial finance positions within Corpoven, S.A. until 1997, including as Corporate Treasurer, Financial Planning Manager, International Financing Manager, Financial Systems Planning Manager and Budget Supervisor.

    Alexander Cárdenas graduated from the Universidad Simón Bolívar with a degree in chemical engineering in 1977 and obtained a Master in Business Administration from the University of Cornell in the United States in 1982. He entered the oil industry in 1977, in Maraven S.A., where he worked in various technical positions in the commerce and supply divisions. In 1986, Mr. Cárdenas joined Interven S.A. as Strategic Planning Analyst. He was also a business manager at CITGO. In 1991 Mr. Cárdenas was engaged in a brief assignment in PDV USA in New York, as purchases manager, and in that same year he was also assigned to Germany to occupy the position of Sub-manager of the Gelsenkirchen Complex in Ruhr Oel GmbH. In 1992, he was appointed as Sub-manager of Refinement and in 1995 General Manager of Supply and Refinement, in each case, in the Gelsenkirchen Complex in Ruhr Oel GmbH. In 1996, Mr. Cárdenas returned to Interven S.A. as a business manager. In 1998, he was appointed as General Manager of International Businesses of Interven S.A. In March of 1999 he was appointed Managing Director of Interven S.A. and in January 2001 he was assigned as General Manager of PDV Europa B.V.

    Julián Fleszczynski is currently the Treasurer of Petróleos de Venezuela (a position he has held since June 2000) and the President of PDV Insurance Company Ltd. Since July 2000, Mr. Fleszczynski has also served as PDVSA Finance Ltd.'s Principal Director and Vice President. Mr. Fleszczynski served as Corporación Venezolana de Petróleo's Financial Planning and Control Manager from March 1999 to June 2000 and as Senior Financial Advisor of PDV America, Inc. from December 1996 to March 1999. Since 1986 he served in various managerial positions at Meneven S.A. and Corpoven, S.A. affiliates such as District Finance Manager, Budget and Evaluation Manager, Financial Planning, Deputy General Manager of Corporate Finance Department and Project Manager of the Corporate Financial Systems. He started his career in the petroleum industry in 1974 with Menegrande Oil Company (later known as Meneven S.A.).

    Carlos Yánez is currently the Financial Planning and Control Manager of Petróleos de Venezuela, a position he has held since June 2000. Since July 2000, he has also served as PDVSA Finance Ltd.'s Principal Director and Financial Manager. Mr. Yanez served as Finance Manager at the Petróleo de Venezuela's Exploration & Production Division from January 1999 to June 2000, and has served in managerial roles since 1989. Mr. Yanez was Comptroller at Maraven, S.A. from July 1998 to December 1998, Finance Manager at Bitumenes del Orinoco S.A. from 1996 to 1998 and Financial Planning Manager in PDV UK, London from 1992 to 1995. Mr. Yanez started his career in the petroleum industry in 1977 with Intevep, S.A.

    Eduardo Rossell graduated from the Universidad del Zulia in 1978 with a Bachelor's degree in Economy. He also holds a Masters in Business Administration (1992) from the University of Tulsa. Mr. Rossell started his career in the oil industry in Lagoven, S.A. in 1979, where he served in various technical and supervisory positions in within the finance division in PDVSA's western division. Since 1992, Mr. Rossell has served in various managerial capacities, including as PDVSA's Savings Fund Manager, Financial Reports, Budget and Taxes Manager and Financial Control Manager. Mr. Rossell was appointed as Financial Control Manager for PDVSA's Manufacturing and Marketing Division in 1998. Mr. Rossell has served as our Financial Control General Manager for the Refining, Supply and Trading Division of Petróleos de Venezuela since 2001.

    Tomás Carrillo graduated from the Andrés Bello Catholic University with a degree in law and has a master's degree in law (1983) from the University of Pennsylvania. Mr. Carrillo entered the oil industry in Maraven S.A. in 1984 as an attorney in the International Affairs and Special Projects. He was appointed as Maraven S.A.'s International Legal Manager in 1990 and Sub-manager of Legal Affairs in 1995. In 1998, Mr. Carrillo was transferred to the Manufacturing and Marketing Division of PDVSA to occupy the position of Account Manager for the division of Legal Consulting in Commercial Affairs. Since August 2000, Mr. Carrillo has served as Functional Manager of Commercial Affairs in PDVSA's legal department.

6.B Compensation

    All of our supervisory board members and board of management members are also directors or executive officers of Petróleos de Venezuela, and are compensated by Petróleos de Venezuela. For the year ended December 31, 2000, our supervisory board members and board of management members received no compensation from us for their services in such capacities.

6.C Board practices

    The dates of appointment of the current members of our supervisory board and board of management are as set forth under "Item 6.A Directors and senior management." Our supervisory board and board of management members do not have set terms of appointment. We have not entered into any service or employment contracts with any of our directors and executive officers.

6.E Share ownership

    As of June 1, 2001, we had 1,113 shares of common stock outstanding. All of our issued and outstanding shares of common stock are owned by Petróleos de Venezuela.

Item 7. Major Shareholders and Related Party Transactions

7.A Major shareholders

    We are a wholly owned subsidiary of Petróleos de Venezuela, the wholly owned national oil company of the Bolivarian Republic of Venezuela. As a result, Petróleos de Venezuela directly nominates and selects the members of our supervisory board and our board of management. The current members of our supervisory board and board of management are also executive officers of Petróleos de Venezuela. The Bolivarian Republic of Venezuela is not legally liable for our obligations or Petróleos de Venezuela's obligations.

Item 8. Financial Information

8.A Consolidated Statements and Other Financial Information

8.A.1  See Item 18.

8.A.2  See Item 18.

8.A.3  See Report of Independent Accountants on page F-1.

8.A.7  Legal proceedings

    We and our subsidiaries and joint ventures are involved in various claims and lawsuits arising in the ordinary course of business. We record accruals for potential losses when our management believes that such losses are probable and reasonably estimated. If such lawsuits and claims were to be determined in a manner adverse to us or subsidiary involved and in amounts greater than our accruals, such determinations could have a material adverse effect on the our results of operations in a given reporting period. However, in the opinion of our management, based on the management's current assessment, the ultimate resolution of these lawsuits and claims would not exceed its estimated potential losses by a material amount. In addition, insurance coverage is available for potential losses with respect to such lawsuits and claims. For details and a description of various lawsuits and claims in which subsidiaries of PDV America, Inc. are involved, see "Item 3. Legal Proceedings" and "Items 1 and 2. Business and Properties—Environment and Safety" of PDV America, Inc.'s annual report on Form 10-K, incorporated herein by reference.

Item 9. The Offer and Listing

9.A Offer and listing details

    Our common stock is not registered and there is no trading market for our common stock. Our guarantees of the PDV America, Inc.'s senior notes are not traded separately from such notes. PDV America, Inc.'s senior notes are traded principally on the New York Stock Exchange and are also listed on the Luxembourg Stock Exchange.

Item 10. Additional Information

10.D Exchange controls

    There are no governmental laws, decrees, regulations or other legislation of The Netherlands Antilles that restrict the export or import of capital, or that affect the remittance of dividends or other payments to non-residents of The Netherlands Antilles who hold our shares. In addition, there are no limitations imposed by the laws of The Netherlands Antilles or our memorandum and articles of association with respect to the right of non-residents of The Netherlands Antilles to hold or vote our shares.

10.E Taxation

    Under current Dutch tax laws, all payments made by us pursuant to our obligations under our guarantees of PDV America, Inc.'s senior notes to any holder of such notes may be made free of withholding or deduction of, for or on account of, any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

    Under current Dutch tax laws, payments made by us pursuant to our obligations under our guarantees of PDV America, Inc.'s senior notes to any holder of such notes will not be subject to any Dutch taxes in respect of any benefit derived or deemed to be derived or any gain realized from any rights that such holder has pursuant to our guarantees of PDV America, Inc.'s senior notes, provided that all of the following conditions are satisfied:

  •
  such holder is neither resident nor deemed to be resident in the Netherlands for Dutch tax purposes and only in the case of an individual who has not elected to be treated as resident of the Netherlands for Dutch tax purposes,

  •
  if such holder has an entitlement to profits from an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands, whether as an entrepeneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepeneur or shareholder), PDV America, Inc.'s notes and any right that such holder has pursuant to our guarantees of PDV America, Inc.'s notes are not attributable to such enterprise, and

  •
  only in the case of an individual, such holder does not derive benefits from PDV America, Inc.'s senior notes, or from our guarantees of such notes, that are taxable as benefits from miscellaneous activities in the Netherlands.

10.H Documents on display

    The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549.

Item 11. Quantitative and Qualitative Disclosures About Market Risks

    We are exposed to market risks, primarily related to hydrocarbon price fluctuations, interest rate fluctuations and foreign currency exchange risks. See note 1 (Commodity and Interest Rate Derivatives) and note 9 (Long-term Debt—interest rate Swap Agreements) of our consolidated financial statements for a discussion about such market risks as of December 31, 2000.

PART III

Item 17. Financial Statements

    We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

    See pages F-1 through F-36, and S-1 through S-4, incorporated herein by reference.

    The following financial statements, together with the report of Deloitte & Touche thereon, are filed as a part of this annual report:

Item 19. Exhibits

Exhibit 99.1	Annual Report on Form 10-K of PDV America, Inc., for the year ended December 31, 2000 as first filed with the U.S. Securities and Exchange Commission (Commission file No. 001-12138) on April 2, 2001 (incorporated herein by reference).

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROPERNYN B.V.
By:	/s/ LUIS DÁVILA Name: Luis Dávila Title: Chief Executive Officer and Member of Board of Management

Date: June 27, 2001

ANNEX A

Measurement Conversion Table

1 barrel	=	42 U.S. gallons
1 barrel of oil equivalent	=	1 barrel of crude oil	=	5,800 cubic feet of gas (based on the actual average equivalent energy content of PDVSA's proved natural gas reserves)
1 barrel of crude oil per day	=	approximately 50 tons of crude oil per year
1 cubic meter	=	33.315 cubic feet
1 metric ton	=	1,000 kilograms	=	approximately 2,205 pounds
1 metric ton of crude oil	=	1 metric ton of crude oil	=	approximately 7.3 barrels of crude oil (assuming a specific gravity of 33°)
1 metric ton of oil equivalent	=	approximately 1,125 cubic meters of natural gas

Glossary of Certain Oil and Gas Terms

    Unless the context indicates otherwise, the following terms used in this annual report have the meanings set forth below:

"API gravity"
An indication of the density of crude oil or other liquid hydrocarbons as measured by a system recommended by the American Petroleum Institute (API), measured in degrees. The lower the API gravity, the heavier the compound. For example, asphalt has an API gravity of 8° and gasoline has an API gravity of 50°.
"barrels" or "bbl"	Barrels of crude oil, including condensate and natural gas liquids.
"BPD"	Barrels of oil per day.
"condensate"	Light carbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.
"crude oil"	Crude oil containing condensate.
"distillate"	Liquid hydrocarbons, distilled from crude or condensate.
"extra heavy crude oil"	Crude with an API average of less than 11°.
"feedstocks"	Partially refined petroleum which is added to the crude slate and converted into petroleum products.
"MMB"	Millions of barrels.
"MBPD"	Thousands of barrels per day.
"olefins"	A class of unsaturated hydrocarbons.
"sour crude"	Any crude whose long residue has a sulfur content of 1% or higher

A–1

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2000 AND 1999

AND FOR EACH OF THE THREE YEARS IN

THE PERIOD ENDED DECEMBER 31, 2000

AND INDEPENDENT AUDITOR'S REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Propernyn B.V.:

    We have audited the accompanying consolidated balance sheets of Propernyn B.V. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income and comprehensive income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedules listed in the index to the consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Propernyn B.V. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche

Curaçao, Netherlands Antilles
April 26, 2001

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 1999

(Thousands of U.S. dollars)

	2000	1999
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,173	$145,919
Accounts receivable, net	3,244	1,030,354
Due from affiliates	4,506	45,645
Current portion of notes receivable from affiliates	—	260,000
Inventories	13,531	1,108,106
Prepaid expenses and other assets	206	35,691

Total current assets	43,660	2,625,715
NOTES RECEIVABLE FROM AFFILIATES	117,017	828,000
PROPERTY, PLANT AND EQUIPMENT—NET	124,506	3,548,958
RESTRICTED CASH	—	3,015
INVESTMENTS IN AFFILIATES	203,185	1,289,196
OTHER ASSETS	—	228,942

TOTAL	$488,368	$8,523,826

See notes to consolidated financial statements.

F–2

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 1999

(Thousands of U.S. dollars)

LIABILITIES AND SHAREHOLDER'S EQUITY

	2000	1999
CURRENT LIABILITIES:
Short-term bank loans	$—	$16,000
Accounts payable	1,963	824,826
Taxes other than income	—	218,503
Other current liabilities	3,279	212,509
Income taxes payable	241	260
Current portion of long-term debt	—	324,078
Current portion of capital lease obligation	—	16,356
Due to affiliates	61,891	434,545

Total current liabilities	67,374	2,047,077
LONG-TERM DEBT	—	2,040,223
CAPITAL LEASE OBLIGATION	—	85,570
DEFERRED INCOME TAXES	—	623,724
NOTES PAYABLE TO AFFILIATES	204,550	1,658,727
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS	—	212,871
OTHER NONCURRENT LIABILITIES	—	230,190
MINORITY INTEREST	—	29,710
COMMITMENTS AND CONTINGENCIES (Note 13) SHAREHOLDER'S EQUITY:
Common stock, Nfl. 100 par value, authorized 5,000 shares, 1,113 shares issued and outstanding	62	62
Additional capital	107,532	107,532
Retained earnings	165,212	1,534,964
Accumulated other comprehensive loss	(56,362)	(46,824)

Total shareholder's equity	216,444	1,595,734

TOTAL	$488,368	$8,523,826

See notes to consolidated financial statements.

F–3

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR
EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

(Thousands of U.S. dollars)

	2000	1999	1998
REVENUES:
Net sales	$20,221,910	$13,135,092	$10,817,021
Sales to affiliates	182,764	196,137	186,942

	20,404,674	13,331,229	11,003,963
Equity in earnings/(losses) of affiliates	84,957	2,594	71,928
Other income (expense)—net	21,135	71,880	(1,856)

	20,510,766	13,405,703	11,074,035

COST OF SALES AND EXPENSES:
Cost of sales and operating expenses (including purchases of approximately $9.0, $5.0 and $3.6 million from affiliates)	19,711,644	12,853,587	10,350,471
Selling, general and administrative expenses	209,727	239,554	261,380
Interest expense:
Capital leases	10,138	12,715	14,235
Related parties	45,121	44,010	44,450
Other	130,295	155,776	173,691
Write-off current asset receivable	—	3,994	—
Minority interest	1,782	151	1,223
Foreign exchange (gain)/loss	(1,211)	(25,322)	11,880

	20,107,496	13,284,465	10,857,330

INCOME BEFORE INTEREST INCOME AND INCOME TAXES	403,270	121,238	216,705
INTEREST INCOME FROM AFFILIATES	76,996	88,835	73,152

INCOME BEFORE INCOME TAXES	480,266	210,073	289,857
INCOME TAXES	182,753	49,320	124,551

NET INCOME	297,513	160,753	165,306
OTHER COMPREHENSIVE INCOME (LOSS):
Minimum pension liability adjustment, net of deferred taxes of $(499) in 2000, $2,012 in 1999 and $0 in 1998	3,214	(3,214)	—
Foreign currency translation adjustments	(12,752)	236	(791)

COMPREHENSIVE INCOME	$287,975	$157,775	$164,515

See notes to consolidated financial statements.

F–4

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
EACH OF THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

(Thousands of U.S. dollars)

	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$297,513	$160,753	$165,306
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	279,628	288,454	277,031
Provision for losses on accounts receivable	(1,516)	15,110	13,826
Deferred income taxes	77,329	80,172	62,234
Gain on sale of Petro-chemical transport	—	—	(2,590)
Loss on sale of investments	—	1,616	—
Distributions in excess of equity in earnings of affiliates	37,343	115,932	95,835
Inventory adjustment to market	—	—	171,600
Postretirement benefits	—	—	516
Unrealized foreign exchange (gain)/loss on long term debt and notes payable to affiliates	(9,538)	32,316	(14,053)
Other adjustments	(2,711)	16,588	(259)
Change in operating assets and liabilities, exclusive of acquisitions and dispositions of business:
Accounts receivable	(475,153)	(367,145)	55,916
Due from affiliates	(1,139)	(22,843)	(17,963)
Inventories	(54,404)	(264,066)	(7,604)
Prepaid expenses and other current assets	1,167	4,701	(9,665)
Other assets	(46,261)	(67,125)	(79,118)
Accounts payable and other current liabilities	623,138	193,691	(27,649)
Income taxes payable and receivable	76,148	(11,574)	(8,144)
Due to affiliates	(90,996)	167,429	(42,713)
Other liabilities	(17,196)	(15,524)	45,856

Net cash provided by operating activities	693,352	328,485	678,362

See notes to consolidated financial statements.

F–5

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

(Thousands of U.S. dollars)

	2000	1999	1998
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures on property, plant and equipment	(113,022)	(254,356)	(236,318)
Proceeds from sales of property, plant and equipment	4,427	16,501	26,773
Payment on note payable in joint venture	—	—	(227,500)
Loans to affiliates	198	21,913	(310,000)
Proceeds from notes receivable from affiliates	250,000	10,000	250,000
Decrease in restricted cash	3,015	6,421	(2,516)
Loans to LYONDELL.CITGO Refining LP	(7,023)	(24,600)	(19,800)
Investment in LYONDELL-CITGO - Refining LP	(13,400)	—	—
Investments in and advances to other affiliates	155,861	(48,716)	(52,755)
Proceeds from sale of Petro-Chemical Transport	—	4,980	7,160
Cash of PDV Holding, Inc. and subsidiaries at sale	(252,645)	—	—

Net cash provided by/(used in) investing activities	27,411	(267,857)	(564.956)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayments of) proceeds from revolving bank loans	(462,000)	172,219	23,686
Net (repayments of) proceeds from short term bank loans	(16,000)	(21,000)	34,000
Payments on term bank loan	(39,935)	(39,935)	(58,823)
Proceeds from issuance of senior notes	—	(25,000)	—
Payments on UHS business purchase liability	—	(6,427)	(7,169)
Proceeds from issuance of taxable bonds	—	25,000	100,000
(Payments on) proceeds from notes payable to affiliates	—	(51,494)	40,085
(Payments on) proceeds from issuance of tax-exempt bonds	(63,291)	—	47,200
Payments of capital lease obligations	(7,954)	(14,660)	(13,140)
Proceeds from issuance of bank note	—	(10,000)	50,000
Repayments of other debt	(5,329)	(7,112)	(7,111)
Payments on private placement senior notes	(250,000)	—	(308,686)
Proceeds from return of capital	—	(23,900)	—

Net cash used in financing activities	(844,509)	(2,309)	(99,958)

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(123,746)	58,319	13,448
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	145,919	87,600	74,152

CASH AND CASH EQUIVALENTS, END OF YEAR	$22,173	$145,919	$87,600

See notes to consolidated financial statements.

F–6

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

(Thousands of U.S. dollars)

	2000	1999	1998
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:
Cash paid during the year for:
Interest (net of amount capitalized)	$140,898	$163,161	$184,376

Income taxes (net of refunds)	$55,459	$(16,428)	$60,392

SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING ACTIVITIES:
Investment in LYONDELL — CITGO Refining LP (Note 2)	—	$(32,654)	—

Investment in the Sweeny joint venture through assumption of liability	—	—	$1,329

Payment of expenses related to investment in the Sweeny joint venture through a capital contribution from parent	—	—	$6,734

Sale of investment in PDV Holding, Inc. in exchange for set-off of loans payable and a distribution payable to Parent	$3,315,100	—	—

See notes to consolidated financial statements.

F–7

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY FOR
EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

(Thousands of U.S. Dollars)

	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholder's Equity
BALANCE,
JANUARY 1, 1998	$62	$107,532	$1,208,905	$(43,055)	$1,273,444
Net income	—	—	165,306	—	165,306
Other comprehensive loss:
-Foreign currency translation adjustments	—	—	—	(791)	(791)

BALANCE,
DECEMBER 31, 1998	62	107,532	1,374,211	(43,846)	1,437,959
Net income	—	—	160,753	—	160,753
Other comprehensive income (loss):
-Foreign currency translation adjustments	—	—	—	236	236
-Minimum pension liability adjustment	—	—	—	(3,214)	(3,214)

BALANCE,
DECEMBER 31, 1999	62	107,532	1,534,964	(46,824)	1,595,734
Distribution	—	—	(1,667,265)	—	(1,667,265)
Net income	—	—	297,513	—	297,513
Other comprehensive income (loss):
-Foreign currency translation adjustments	—	—	—	(12,752)	(12,752)
-Minimum pension liability adjustment	—	—	—	3,214	3,214

BALANCE,
DECEMBER 31, 2000	$62	$107,532	$165,212	$(56,362)	$216,444

See notes to consolidated financial statements.

F–8

PROPERNYN B.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation—Propernyn B.V. (the "Company") is a Dutch Corporation and a wholly owned subsidiary of Petróleos de Venezuela, S.A. ("PDVSA"), the national oil company of the Bolivarian Republic of Venezuela. The Company's wholly-owned subsidiaries include PDV Europa B.V. and subsidiaries ("PDVE"), Propernyn N.V. and subsidiaries ("PNV") and Bonaire Petroleum Corporation N.V. ("BOPEC"). Prior to November 3, 2000, the Company was a wholly owned subsidiary of Venedu Holding N.V. and prior to December 1, 2000, the Company held an investment in PDV Holding, Inc. ("PDVH"). See note below on significant events during 2000.

    Description of Business—The Companies (as defined below) manufacture or refine and market quality transportation fuels as well as lubricants, refined waxes, petrochemicals, asphalt and other industrial products. CITGO (as defined below) owns and operates two modern, highly complex crude oil refineries (Lakes Charles, Lousiana, and Corpus Christi, Texas) and two asphalt refineries (Paulsboro, New Jersey, and Savannah, Georgia) with a combined aggregate rated crude oil refining capacity of 582 thousand barrels per day ("MBPD"). CITGO also owns a minority interest in LYONDELL-CITGO Refining L.P., a limited partnership (formerly a limited liability company) that owns and operates a refinery in Houston, Texas, with a rated crude oil refining capacity of 265 MBPD. CITGO also operates a 167 MBPD refinery in Lemont, Illinois, owned by PDVMR (as defined below). CITGO's assets also include a 65% owned lubricant and wax plant, pipelines, and equity interests in pipeline companies and petroleum storage terminals. Transportation fuel customers include primarily CITGO branded wholesale marketers, convenience stores and airlines located mainly east of the Rocky Mountains. Asphalt is generally marketed to independent paving contractors on the East and Gulf Coasts and the Midwest of the Unites States. Lubricants are sold principally in the United States to independent marketers, mass marketers and industrial customers. Petrochemical feedstocks and industrial products are sold to various manufacturers and industrial companies throughout the Unites States. Petroleum coke is sold primarily in international markets.

    PDV Chalmette, Inc. (as defined below) acquired in October 1997 a 50% equity interest in a crude oil refinery in Chalmette, Louisiana, Chalmette Refining L.L.C. ("Chalmette"), for an initial cash investment of $52.5 million and incurred debt payable to the joint venture partner for $227.5 million, which was paid in full in July 1998. The refinery has a rated crude oil refining capacity of 190 MBPD, and PDV Chalmette assigned to CITGO its option to purchase up to 50% of the refined products produced at the refinery, through December 31, 2000. CITGO exercised this option on November 1, 1997 and acquired approximately 67 MBPD and 66 MBPD of refined products from the refinery in 2000 and 1999, respectively, approximately one-half of which was gasoline.

    PDV Texas, Inc. and PDV Sweeny (as defined below) entered into an agreement on October 30, 1998 to acquire a combined 50% equity interest in an integrated vacuum/coker facility under construction at Phillips' oil refinery in Sweeny, Texas, Merey Sweeny L.P. ("Sweeny joint venture"). The total cost of the facilities and improvements is estimated at $538 million. The joint venture anticipates financing approximately 80% of this amount with debt. On June 18, 1999, the joint venture issued $350 million of 8.85% Senior bonds due December 18, 2019. Remaining costs are expected to be funded through equity contributions. In connection with any financing, the partners have agreed that each will make, or cause to be made, capital contributions to the Partnership on a pro rata joint-and-several basis to the extent necessary to cover costs prior to completion.

    The Company's Caribbean holdings (BOPEC and PNV) operate two transshipment facility sites; provide oil storage services for PDVSA affiliates and tug services for ships; operate land tank storage facilities with an aggregate capacity of approximately 30 million barrels and sell oil products to the

F–9

Bahamian domestic market. The Company's European holdings (PDVE) primarily purchase, and sell fuels especially for the European shipping market.

    The Company, through PDVE, has a 50 percent interest in Ruhr Oel GmbH ("Ruhr") which operates refineries in Germany that refines crude for its joint venture partners. PDVE also has a 50 percent interest in AB Nynäs Petroleum ("Nynäs"), which produces and markets bitumen naphtenic specialties and other petroleum products for the European market.

    Significant events during 2000—Effective November 3, 2000, the Company's former parent, Venedu Holding N.V. ("Venedu') sold and transferred its investment in the Company to PDVSA in exchange for forgiveness of debt and set-off of other obligations.

    Effective December 1, 2000, the Company sold and transferred all shares in PDVH to PDVSA for a purchase price of $3,315.1 million, in exchange for the set-off of loans payable by the Company to PDVSA of $1,647.9 million and a set-off of a distribution payable to PDVSA on that date of $1,667.2 million. No gain or loss arose upon sale, as the purchase price was equal to the carrying value of the Company's investment in PDVH at that date.

    Information summarizing the financial position of PDVH at the date of sale is as follows:

(000s Omitted)
Current assets	$2,918,121
Noncurrent assets	5,367,195
Current liabilities	2,242,204
Noncurrent liabilities	2,727,995

    Selected financial information provided by PDVH, which summarizes the results of its consolidated operations that are included in the Company's consolidated statements of income, is as follows (full year except for 2000, which is for the eleven months ended November 30, 2000):

	2000	1999	1998
	(000s Omitted)
Revenues	$20,445,788	$13,300,165	$11,020,135
Gross profit	778,963	503,529	714,600
Net income	319,908	124,319	215,746

    Use of U.S. GAAP—The consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Principles of Consolidation—The consolidated financial statements include the accounts of the Company, Propernyn N.V. and its wholly-owned subsidiaries (Baproven Limited ("Baproven"), a Bahamian corporation and its subsidiaries, Bahamas Oil Refining Company International Limited, Borco Towing Company Limited, Freeport Trading Company Limited (dormant) and Marine Agents and Brokers Limited (dormant)), Bonaire Petroleum Corporation ("BOPEC") N.V., PDV Europa B.V. and its wholly-owned subsidiaries (PDV Supply Europe B.V., PDV Fuels The Netherlands B.V., N.V. PDV Fuels S.A.) and the results of operations and cash flows through November 30, 2000 of the Company's former subsidiary PDV Holding, Inc. (and its wholly-owned subsidiaries PDV America, Inc. ("PDV America") including CITGO Petroleum Corporation ("CITGO"), and CITGO's wholly-owned subsidiaries, Cit-Con Oil Corporation, which is 65% owned by CITGO and VPHI Midwest, Inc. ("Midwest") and its wholly-owned subsidiary, PDV Midwest Refining, L.L.C. ("PDVMR"), PDV Chalmette, Inc. and its 50% equity interest in Chalmette, PDV Texas, Inc. and its 50% equity interest

F–10

in Sweeny Coker L.L.C., the general partner which owns 1% of the Sweeny joint venture, and PDV Sweeny, Inc., and its 49.5% equity interest in the Sweeny joint venture), collectively referred to as the "Companies". All material intercompany transactions and accounts have been eliminated.

    The Companies' investments in less than majority owned affiliates are accounted for by the equity method. The excess of the carrying value of the investments over the equity in the underlying net assets of the affiliates is amortized on a straight-line basis over 40 years, which is based upon the estimated useful lives of the affiliates' assets.

    Estimates, Risks and Uncertainties—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The Companies' operations can be influenced by domestic and international political, legislative, regulatory and legal environments. In addition, significant changes in the prices or availability of crude oil and refined products could have a significant impact on the results of operations for any particular year.

    Revenue Recognition—Revenue from sales of products is recognized upon transfer of title to products sold, based upon the terms of delivery.

    Foreign currencies—The Company's functional and reporting currency is the U.S. dollar. The functional currency of the Company's subsidiaries are also, with the exception of PDVE, the U.S. dollar. PDVE's balance sheets and income statements are recorded in Dutch guilders and are translated at the exchange rates in effect at the balance sheet date and the average exchange rates during the year, respectively, with the cumulative translation adjustment included in accumulated other comprehensive income (loss), a component of shareholder's equity. Other assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date and these remeasurement gains and losses are included in operations, except for exchange differences on investments in the group companies and related financing thereof, which are included in the accumulated other comprehensive income (loss).

    Impairment of Long-Lived Assets—The Companies periodically evaluate the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the separately identifiable anticipated undiscounted net cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated net cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except the fair market values are reduced for the disposal costs.

    Supply and Marketing Activities—The Companies engage in the buying and selling of crude oil to supply their refineries. The net results of this activity are recorded in cost of sales. The Companies also engage in the buying and selling of refined products to facilitate the marketing of their refined products. The results of this activity are recorded in cost of sales and sales.

    Refined product exchange transactions that do not involve the payment or receipt of cash are not accounted for as purchases or sales. Any resulting volumetric exchange balances are accounted for as

F–11

inventory in accordance with the Companies' last-in, first-out ("LIFO") method. Exchanges that are settled through payment or receipt of cash are accounted for as purchases or sales.

    Excise Taxes—The Companies collect excise taxes on sales of gasoline and other motor fuels. Excise taxes of approximately $2.9 billion, $3.1 billion and $3.0 billion were collected from customers and paid to various governmental entities in 2000, 1999 and 1998, respectively. Excise taxes are not included in sales.

    Cash and Cash Equivalents—Cash and cash equivalents consist of highly liquid short-term investments and bank deposits with initial maturities of three months or less.

    Restricted Cash—Restricted cash represents highly liquid short-term investments held in trust accounts in accordance with a tax-exempt bond agreement. Funds are released solely for financing construction of environmental facilities as defined in the bond agreements.

    Inventories—Crude oil and refined product inventories are stated at the lower of cost or market and cost is determined using the LIFO method. Materials and supplies are valued using the average cost method.

    Property, Plant and Equipment—Property, plant and equipment are reported at cost, less accumulated depreciation. Depreciation is based upon the estimated useful lives of the related assets using the straight-line method. Depreciable lives are generally as follows: buildings and leasehold—10 to 25 years; machinery and equipment—3 to 25 years; and vehicles—3 to 10 years.

    Upon disposal or retirement of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

    The Companies capitalize interest on projects when construction entails major expenditures over extended time periods. Such interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets. Capitalized interest approximated $0, $7 million and $5 million in 2000, 1999 and 1998, respectively.

    Commodity and Interest Rate Derivatives—The Companies use commodity and financial instrument derivatives to manage defined interest rate and commodity price risks arising out of the Companies' core activities. The Companies have only limited involvement with other derivative financial instruments, and do not use them for trading purposes.

    The Companies enter into petroleum futures contracts, options and other over-the-counter commodity derivatives, primarily to hedge a portion of the price risk associated with crude oil and refined products. In order for a transaction to qualify for hedge accounting, the Companies require that the item to be hedged expose the Companies to price risk and that the commodity contract reduces that risk and is designated as a hedge.

    The high correlation between price movements of a product and the commodity contract in that product is well demonstrated in the petroleum industry and, generally, the Companies rely on those historical relationships and on periodic comparisons of market price changes to price changes of futures and options contracts accounted for as hedges. Gains or losses on contracts which qualify as hedges are recognized when the related inventory is sold or the hedged transaction is consummated. Changes in the market value of commodity derivatives which are not hedges are recorded as gains or losses in the period in which they occur.

    The Companies also enter into various interest rate swap agreements to manage their risk related to interest rate changes on their debt. Premiums paid for purchased interest rate swap agreements are

F–12

amortized to interest expense over the terms of the agreements. Unamortized premiums are included in other assets. The interest rate differentials received or paid by the Companies related to these agreements are recognized as adjustments to interest expense over the term of the agreements. Gains or losses on terminated swap agreements are either amortized over the original term of the swap agreement if the hedged borrowings remain in place or are recognized immediately if the hedged borrowings are no longer held.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). In June 2000 Statement of Financial Accounting Standard No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment of SFAS No. 133, was issued. The statement, as amended and interpreted, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives, at fair value, as either assets or liabilities in the statement of financial position with an offset either to shareholder's equity and other comprehensive income or income depending upon the classification of the derivative. The Company adopted SFAS No. 133 effective January 1, 2001. Management believes that the adoption had no impact on the Companies' financial position, results of operations and cash flows as the Companies had no derivatives at that date.

    Refinery Maintenance—Costs of major refinery turnaround maintenance are charged to operations over the estimated period between turnarounds. Turnaround periods range approximately from one to eight years. Unamortized costs are included in other assets.

    Amortization of refinery turnaround costs is included in depreciation and amortization expense. Amortization was $62 million, $58 million and $58 million for 2000, 1999 and 1998, respectively. Ordinary maintenance is expensed as incurred.

    The American Institute of Certified Public Accountants has issued a "Statement of Position" exposure draft on cost capitalization that is expected to require companies to expense the non-capital portion of major maintenance costs as incurred. The statement is expected to require that any existing deferred non-capital major maintenance costs be expensed immediately. The exposure draft indicates that this change will be required to be adopted for years beginning after December 15, 2001, and will be reported as a cumulative effect of an accounting change in the consolidated statements of income and comprehensive income. At December 31, 2000, the Company had no turnaround costs.

    Environmental Expenditures—Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or cleanups are probable, and the costs can be reasonably estimated. Environmental liabilities are not discounted to their present value. Subsequent adjustments to estimates, to the extent required, may be made as more refined information becomes available.

    Income Taxes—The Company and PDVE file a consolidated tax return in the Netherlands; all other subsidiaries generally file individual local income tax returns. PDVH files a consolidated U.S. Federal income tax return which includes all of its wholly-owned subsidiaries. The Company accounts for income taxes using an asset and liability approach, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

F–13

    Reclassifications—Certain reclassifications have been made to the 1998 and 1999 financial statements to conform with the classifications used in 2000.

2. INVESTMENT IN LYONDELL-CITGO REFINING COMPANY LTD.

    LYONDELL-CITGO Refining LP ("LYONDELL-CITGO") owns and operates a 265 MBPD refinery in Houston, Texas and is owned by subsidiaries of CITGO (41.25%) and Lyondell Chemical Company (58.75%) ("the Owners"). This refinery processes heavy crude oil supplied by PDVSA under a long-term supply contract that expires in 2017. CITGO purchases substantially all of the gasoline, diesel and jet fuel produced at the refinery under a long-term contract (Note 3).

    In April 1998, PDVSA, pursuant to its contractual rights, declared force majeure and reduced deliveries of crude oil to LYONDELL-CITGO; this required LYONDELL-CITGO to obtain alternative sources of crude oil supply in replacement, which resulted in lower operating margins. On October 1, 2000, the force majeure condition was terminated and PDVSA deliveries of crude oil returned to contract levels.

    On December 31, 1999, CITGO converted $32.7 million of $60.0 million of outstanding loans to investments in LYONDELL-CITGO. The loans bore interest at market rates which were approximately 6.9% at November 30, 2000 and 6.7% and 5.9% at December 31, 1999 and 1998.

    CITGO accounts for its investment in LYONDELL-CITGO using the equity method of accounting and records its share of the net earnings of LYONDELL-CITGO based on allocations of income agreed to by the owners. Information related to CITGO's investment in LYONDELL-CITGO is as follows:

	2000	1999	1998
	(000s Omitted)
Carrying value of investment at December 31	$—	$560,227	$597,373
Notes receivable at December 31	—	28,255	36,309
Participation interest at December 31	—	41%	41%
Equity in net income	31,769	924	58,827
Cash distributions received	78,506	70,724	91,763
Summary of financial position at December 31:
Current assets	$—	$219,000	$197,000
Noncurrent assets	—	1,406,000	1,440,000
Current liabilities	—	697,000	203,000
Noncurrent liabilities	—	316,000	785,000
Member's equity	—	612,000	649,000
Summary of operating results (full year except for 2000, which is for the eleven months ended November 30, 2000):
Revenue	$3,718,000	$2,571,000	$2,055,000
Gross profit	213,000	133,000	291,000
Net income	102,000	24,000	169,000

F–14

PROPERNYN B.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. RELATED PARTY TRANSACTIONS

    CITGO purchases approximately one-half of the crude oil processed in its refineries from subsidiaries of PDVSA under long-term supply agreements. These supply agreements extend through the year 2006 for the Lake Charles refinery, 2010 for the Paulsboro refinery, 2012 for the Corpus Christi refinery and 2013 for the Savannah refinery. CITGO purchased $3.0 billion, $1.7 billion and $1.4 billion of crude oil, feedstocks and other products from wholly-owned subsidiaries of PDVSA in 2000 (11 months), 1999 and 1998, respectively, under these and other purchase agreements. During 2000 and 1999, PDVSA deliveries of crude oil to CITGO were less than contractual base volumes due to the PDVSA declaration of force majeure pursuant to all four long-term crude oil supply contracts described above. As a result, CITGO has been required to obtain alternative sources of crude oil, which has resulted in lower operating margins. On October 1, 2000, the force majeure condition was terminated and PDVSA deliveries of crude oil returned to contract levels.

    Additionally, during the second half of 1999, PDVSA did not deliver naptha pursuant to one of the contracts and has made contractually specified payments in lieu thereof.

    The crude oil supply contracts incorporate formula prices based on the market value of a number of refined products deemed to be produced from each particular crude oil, less (i) certain deemed refining costs adjustable for inflation, (ii) certain actual costs, including transportation charges, import duties and taxes and (iii) a deemed margin, which varies according to the grade of crude oil. At December 31, 2000 and 1999, $0 and $178 million, respectively, were included in payables to affiliates as a result of these transactions.

    In October 1998, an affiliate of PDVSA acquired a 50% equity interest in a joint venture that owns and operates a refinery in St. Croix, U.S. Virgin Islands ("HOVENSA") and has the right under a product sales agreement to assign periodically to CITGO, or other related parties, its option to purchase 50% of the refined products produced by HOVENSA (less a certain portion of such products that HOVENSA will market directly in the local and Caribbean markets). In addition, under the product sales agreement, the PDVSA affiliate has appointed CITGO as its agent in designating which of its affiliates shall from time to time take deliveries of the refined products available to it. The product sales agreement will be in effect for the life of the joint venture, subject to termination events based on default or mutual agreement. Pursuant to the above arrangement, on November 1, 1998 CITGO began acquiring approximately 122 MBPD and 118 MBPD of refined products from HOVENSA during 2000 (11 months) and 1999, respectively, approximately one-half of which was gasoline.

    CITGO also purchases refined products from various other affiliates including LYONDELL-CITGO, HOVENSA and CHALMETTE under long-term contracts. These agreements incorporate various formula prices based on published market prices and other factors. Such purchases totaled $4.0 billion, $2.8 billion and $1.7 billion for 2000 (11 months), 1999 and 1998, respectively. At December 31, 2000 and 1999, $0 and $118 million was included in payables to affiliates as a result of these transactions.

    CITGO had refined product, feedstock, and other product sales of $187 million, $190 million and $164 million to affiliates in 2000 (11 months), 1999 and 1998, respectively. CITGO' sales of crude oil to affiliates of $4 million, $37 million and $18 million in 2000, (11 months) 1999 and 1998, respectively. At December 31, 2000 and 1999, approximately $0 and $13 million, respectively, were included in due from affiliates as a result of these and related transactions.

F–15

    Pursuant to a refinery agreement with PDVMR, on May 1, 1997, CITGO has been appointed operator of the PDVMR refinery. The term of the agreement is 60 months and shall be automatically renewed for periods of 12 months (subject to early termination as provided in the agreement).

    PDVMR is party to a Contract For Purchase and Sale of Crude Oil dated April 23, 1997, with Maraven S.A. ("Maraven"), a corporation organized and existing, at the date of the contract, under the laws of the Bolivarian Republic of Venezuela, and CITGO. In accordance with the contract, Maraven (or its successor) is obligated to provide a base volume of up 100,000 barrels per day of Venezuelan crude and CITGO as operator is responsible for administering the purchase of additional volume of crude for the refinery. The Venezuelan crude is priced in accordance with a formula based upon posted crude prices less a quality differential. Maraven (or its successor), CITGO and PDVMR can change the amount and type of crude supplied. The term of the agreement is sixty months with renewal periods of twelve months. PDVMR purchased approximately 13,000 barrels per day and 31,000 barrels per day under this contract in 2000 (11 months) and 1999, respectively.

    PDVMR sells certain refinery by-products and utilities to The Needle Coker Company ("Needle") and buys back hydrogen, naphtha and steam. Sales to Needle were approximately $10 million and $9 million in 2000 (11 months) and 1999, respectively. Purchases from Needle were approximately $8 million and $6 million in 2000 (11 months) and 1999, respectively.

    During 1995, PDV America entered into a service agreement with PDVSA to provide financial and foreign agency services. Income from these services was $0, $0.9 million and $1.7 million in 2000 (11 months), 1999 and 1998, respectively.

    Under a separate guarantee of rent agreement, PDVSA has guaranteed payment of rent, stipulated loss value and terminating value due under the lease of the Corpus Christi refinery facilities described in Note 14.

    Notes receivable from affiliates consist of the following:

    The notes receivable from PDVSA are unsecured and are comprised of $250 million 7.75% notes maturing on one business day prior to August 1, 2000 and $500 million of 7.995% notes maturing on one business day prior to August 1, 2003. Interest on these notes is payable semi-annually by PDVSA to PDV America on February 1 and August 1 of each year, less one business day. Interest income attributable to such notes was approximately $48 million and $59 million for 2000 (11 months) and 1999, respectively, with approximately $0 and $25 million included in due from affiliates at December 31, 2000 and 1999, respectively.

    The notes receivable from PDVSA Finance, Ltd. are unsecured and are comprised of two $130 million of 8.558% notes maturing on November 10, 2013 and a $38 million 10.395% note maturing May 15, 2014. Interest on these notes is payable quarterly. Interest income attributable to such notes was approximately $24 million and $24 million for 2000 (11 months) and 1999, respectively, with approximately $0 and $4 million included in due from affiliates at December 31, 2000 and 1999, respectively.

    The note receivable from PDVSA V.I., Inc. is unsecured and consists of a $50 million note with an interest rate based on the terms of the note payable by PDV Holding, Inc. in an equal amount to the Lenders (Note 10). Principal is due in five equal installments, each payable on the anniversary of the issue date (December 29, 1998), less one business day. Interest is payable by PDVSA V.I., Inc. to PDV

F–16

Holding, Inc. based on the terms of the note payable to the Lenders, less one business day, starting June 28, 1999. The principal balance included in notes receivable as of December 31, 2000 and 1999 is $0 and $         40 million, respectively. Due to the related party nature of these notes receivable, it is not practicable to estimate their fair value.

    In 2000 the Company made loans to PDVSA and affiliates for a total amount of $116.9 million. The loans bear no interest and are payable upon demand in United States dollars. The principal balance of the loans receivable was $116,9 million at December 31, 2000.

    In 1992, a service agreement between PDVE and PDVSA Marketing International S.A. ("PMI") was established. Based on this agreement, PDVE will provide PMI with support and assistance regarding its European activities. The service fees paid by PMI are based on a fixed and reimbursable basis. In 2000, 1999 and 1998 the compensation service fees were $2.0 million, $1.8 million and $2.2 million, respectively. At December 31, 2000 and 1999, $3.0 million was included in due from affiliates.

    Ruhr owns refineries, which are operated for the benefit of its joint venture partners. Crude is supplied by the partners and the resulting products are returned to the partners. Ruhr receives a fee equal to its operational costs.

    Baproven Limited ("Baproven"), a subsidiary of PNV, had purchases of approximately $2 million, $1 million and $1 million and sales of storage and ancillary services of approximately $18.6 million, $15.3 million and $15 million with affiliates during 2000, 1999 and 1998, respectively.

    BOPEC had sales of services regarding tank storage (and related activities) and marine activities to PDVSA and its subsidiaries approximating $8.7 million, $8.4 million and $7.4 million during 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, $1.5 million and $0.5 million, respectively, are included in due from affiliates.

4. ACCOUNTS RECEIVABLE

	2000	1999
	(000s Omitted)
Trade	$2,998	$933,596
Credit card	—	93,132
Other	863	21,993

	3,861	1,048,721
Less allowance for uncollectible accounts	(617)	(18,367)

	$3,244	$1,030,354

    Allowances for uncollectible accounts are established based on several factors, that include, but are not limited to, analysis of specific customers, historical trends, current economic conditions and other information. CITGO sales were made on account, based on pre-approved unsecured credit terms established by CITGO management. CITGO also has a proprietary credit card program, which allows commercial customers to purchase fuel at CITGO branded outlets.

F–17

    CITGO has two new limited purpose subsidiaries, CITGO Funding Corporation and CITGO Funding Corporation II, which have nonrecourse agreements to sell trade accounts and credit card receivables. Under the terms of the agreements, new receivables are added to the pool as collections reduce previously sold receivables. The amounts sold at any one time are limited to a maximum of $225 million of trade accounts receivable (increased from $125 million through an amendment in April 2000) and $150 million of credit card receivables. Fees and expenses of $16.2 million, $15.2 million and $16.1 million related to the agreements were recorded as other expense during 2000 (11 months), 1999 and 1998, respectively. In 2000, CITGO realized a gain of $5 million resulting from the reversal of the allowance for uncollectible accounts related to certain receivables sold.

5. INVENTORIES

	2000	1999
	(000s Omitted)
Refined product	$1,782	$818,818
Crude oil	8,088	217,612
Materials and supplies	3,661	71,676

	$13,531	$1,108,106

6. PROPERTY, PLANT AND EQUIPMENT

	2000	1999
	(000s Omitted)
Land	$21,637	$160,237
Building and leaseholds	2,300	496,268
Machinery and equipment	290,474	4,033,812
Vehicles	—	26,346
Office furniture and equipment	998	727
Construction in process	2,803	142,424

	318,212	4,859,814

Less accumulated depreciation and amortization	(193,706)	(1,310,856)

	$124,506	$3,548,958

    Depreciation expense for 2000, 1999 and 1998 was $218 million, $230 million and $219 million, respectively.

    Other income (expense)-net includes gains and losses on disposals and retirements of property, plant and equipment. Such net losses were approximately $10 million, $18 million, and $2 million in 2000, 1999, and 1998, respectively.

F–18

7. INVESTMENT IN AFFILIATES

    No investment in affiliates balances are included in the consolidated balance sheet at December 31, 2000 for CITGO, PDVMR, PDV Sweeny and PDV Texas as the Company had sold all its shares in PDVH to PDVSA on December 1, 2000 (see Note 1).

    CITGO—In addition to LYONDELL-CITGO (Note 2), CITGO's investments in affiliates consist of equity interests of 6.8 to 50 percent in joint interest pipelines and terminals, including a 15.79 percent interest in Colonial Pipeline Company; a 49.5 percent partnership interest in Nelson Industrial Steam Company ("NISCO"), which is a qualified cogeneration facility; and a 49 percent partnership interest in Mount Vernon Phenol Plant. The carrying value of these investments exceeded CITGO's equity in the underlying net assets by approximately $143 million at December 31, 1999.

    At December 31, 1999, CITGO's share of NISCO'S partnership deficit, as a general partner, was $60.3 million, which is included in other noncurrent liabilities in the accompanying consolidated balance sheets.

    Information on CITGO's investments, including LYONDELL-CITGO, included in the company's consolidated financial statements, is as follows:

	2000	1999	1998
	(000s Omitted)
Investments in affiliates (excluding NISCO) at December 31	$—	$734,822	$781,481
Equity in net income of affiliates	44,170	21,348	77,105
Dividends and distributions received from
affiliates	101,987	102,339	122,044

    Selected financial information provided by the affiliates is summarized as follows:

	2000	1999	1998
	(000s Omitted)
Summary of financial position at December 31:
Current assets	$—	$469,101	$464,047
Noncurrent assets	—	2,853,786	2,817,105
Current liabilities	—	1,034,181	670,045
Noncurrent liabilities	—	1,681,558	1,934,378
Summary of operating results (full year except for 2000, which is for the eleven months ended November 30, 2000):
Revenues	$4,717,667	$3,559,451	$3,337,449
Gross profit	638,293	567,749	757,678
Net income	297,259	237,906	384,810

    PDVMR—PDVMR has a 25% interest in Needle, which is accounted for using the equity method. PDVMR received cash distributions of approximately $0.3 million, $3.0 million and $6.5 million in 2000, 1999 and 1998, respectively, from Needle. The carrying value of this investment was $          23.9 million at December 31, 1999 and exceeded PDVMR's equity in the underlying net assets by approximately $5.7 million at that date.

F–19

PROPERNYN B.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. INVESTMENT IN AFFILIATES (Continued)

    Selected financial information, provided by Needle is shown below:

	2000	1999	1998
	(000s Omitted)
Summary of financial position at December 31:
Current assets	$—	$16,723	$17,162
Noncurrent assets	—	61,459	66,149
Current liabilities	—	5,228	5,086
Noncurrent liabilities	—	—	—
Summary of operating results (full year except for 2000, which is for the eleven months ended November 30, 2000):
Revenues	$67,769	$61,845	$74,150
Gross profit	3,636	9,509	23,292
Net earnings	168	6,729	20,933

    PDV Chalmette—PDV Chalmette has a 50% interest in Chalmette refinery, which is accounted for using the equity method.

    Information included in the Company's consolidated financial statements provided by PDV Chalmette is as follows:

	2000	1999	1998
	(000s Omitted)
Investment in affiliate at December 31:	$—	$251,136	$277,852
Equity in net income (loss) of affiliate	21,880	(27,585)	(16,850)
Dividends and distributions received from affiliate	—	—	29,855

    Selected financial information included in the Company's consolidated financial statements provided by the PDV Chalmette is summarized as follows:

	2000	1999	1998
	(000s Omitted)
Summary of financial position at December 31:
Current assets	$—	$163,884	$134,382
Noncurrent assets	—	497,470	506,636
Current liabilities	—	196,375	81,776
Noncurrent liabilities	—	3,560	3,538
Summary of operating results (full year except for 2000, which is for the eleven months ended November 30, 2000):
Revenues	$1,908,036	$1,295,101	$1,117,769
Gross profit	325,024	5,270	84,819
Net income (loss)	43,760	(94,285)	(21,143)

    Inventories of Chalmette at December 31, 1998 were carried at estimated net market value which was $40.8 million lower than cost. Chalmette incorporated this writedown into the carrying value of its inventory layers, creating a new basis which, under Chalmette's accounting policy, will remain until such

F–20

layers are liquidated under the LIFO-method of accounting. During 1999 the physical units of inventory for which the reserve had been provided were sold. The Company's accounting policies with respect to lower of cost or market reserves is to match the new basis of revalued inventories with sales of the actual physical units that were revalued. Accordingly, for the year ended December 31, 1999 the Company recorded equity in the net loss of Chalmette of approximately $20.4 million less than its share of net loss reported by Chalmette. Furthermore, at December 31, 1999, the Company's investment in Chalmette was approximately $20.4 million more than its share of the equity reported by Chalmette at that date.

    PDV Sweeny and PDV Texas—PDV Sweeny and PDV Texas have a combined 50% interest in the Sweeny joint venture, which is accounted for using the equity method.

    Information included in the Company's consolidated financial statements for PDV Sweeny's and PDV Texas' combined investment is as follows:

	2000	1999	1998
	(000s Omitted)
Investment in affiliate at December 31	$—	$30,118	$9,082
Equity in net (loss) income of affiliate	(1,448)	(1,793)	41

    Selected financial information included in the Company's consolidated financial statements, provided by the affiliate is summarized as follows:

	2000.	1999.	1998
	(000s Omitted)
Summary of financial position:
Current assets	$—	$200,750	$5,706
Noncurrent assets	—	261,208	55,726
Current liabilities	—	26,544	18,269
Noncurrent liabilities	—	375,000	25,000
Summary of operating results (full year except for 2000, which is for the eleven month ended November 30, 2000):
Revenues	68,401	8,358	383
Net (loss) income	(2,897)	(3,586)	82

    PDVE—In accordance with Dutch custom, if an investment is accounted for under the equity method of accounting, a non-distributable statutory reserve must be formed for the equity of net income of entities in which those interests are held. The statutory reserve is reduced by the dividends to which the investor is entitled, or which can be collected without restriction in the Netherlands. The amount of non-distributable statutory reserves at December 31, 2000, 1999 and 1998 were $54 million, $40 million and $51 million, respectively.

  PDVE's Investment in Ruhr Oel Gmbh ("Ruhr")

    The Ruhr joint venture owns and operates four refineries in Germany for the benefit of the joint venture partners. Under the agreements with the joint venture partners, Ruhr is reimbursed for the actual cost of refining, designed to achieve no profit or loss at Ruhr. The Company's investment in

F–21

Ruhr at December 31, 2000, 1999 and 1998 was $130 million, $180 million and $215 million, respectively.

    Financial information of Ruhr is as follows:

	2000	1999	1998
	(000s Omitted)
Summary of financial position at December 31:
Current assets	$188,550	$271,581	$334,722
Noncurrent assets	601,797	712,287	953,451
Current liabilities	171,696	189,053	288,776
Noncurrent liabilities	359,423	434,413	567,004
Summary of operating results (full year):
Revenues	$751,986	$1,000,772	$1,137,325
Gross profit	652,175	891,865	3,304
Net income	2,266	—	—

    Under a crude oil supply agreement, Ruhr processed $2.5 billion, $1.7 billion and $1.5 billion of crude oil owned by a wholly-owned subsidiary of PDVSA in 2000, 1999 and 1998, respectively.

  PDVE's Investment in AB Nynäs Petroleum ("Nynäs")

    Nynäs owns and operates four specialized refineries and owns a 50% interest in a specialized asphalt refinery, all designed to process heavy, sour crude oil into asphalt and naphtenic specialty oils. Other information provided by Nynäs is as follows:

	2000	1999	1998
	(000s Omitted)
Investment in Nynäs at December 31	$75,769	$69,349	$78,112
Equity in net income	16,120	8,942	6,399
Distributions received from Nynäs	7,850	8,239	9,300

    Financial information of Nynäs is as follows:

	2000	1999	1998
	(000s Omitted)
Summary of financial position at December 31:
Current assets	$258,984	$224,377	$175,460
Noncurrent assets	200,687	221,327	231,707
Current liabilities	161,776	169,782	111,672
Noncurrent liabilities	148,721	138,315	147,994
Summary of operating results (full year):
Revenues	$740,793	$585,196	$537,891
Gross profit	196,483	158,040	176,431
Net income	37,762	15,968	21,193

F–22

    Under a long-term crude oil supply agreement and vessel transportation contracts, Nynäs purchased $         145 million, $235 million and $247 million of crude oil from a wholly-owned subsidiary of PDVSA in 2000, 1999 and 1998, respectively. The terms and pricing formulas are similar to the Company's subsidiaries' crude oil supply agreements (Note 3).

8. SHORT-TERM BANK LOANS

    As of December 31, 1999, CITGO has established $182 million of uncommitted, unsecured, short-term borrowing facilities with various banks. Interest rates on these facilities are determined daily based upon the Federal funds' interest rates, and maturity options vary up to 30 days. The weighted average interest rates actually incurred in 2000 and 1999, were 6.4% and 5.5% respectively. CITGO had approximately $16 million of borrowings outstanding under these facilities at December 31, 1999. No CITGO outstanding borrowings are included in the consolidated balance sheet at December 31, 2000 as the Company had sold all its shares in PDVH to PDVSA on December 1, 2000 (see Note 1).

9. LONG-TERM DEBT

	2000	1999
	(000s Omitted)
Revolving bank loans—CITGO	$—	$345,000
Revolving bank loan—PDVMR	—	117,000
Term bank loan, due 2003 with a variable interest rate	—	40,000
Senior Notes $200 million face amount, due 2006 with interest rate of 7.875%	—	199,806
Senior Notes due 2003 with interest rate of 7.875%	—	748,151
Private Placement Senior Note, due 2000 to 2006 with
interest rates from 9.03% to 9.30%	—	136,688
Master Shelf Agreement Senior Notes, due 2002 to 2009 with interest rates from 7.17% to 8.94%	—	260,000
Tax Exempt Bonds, due 2004 to 2029 with variable and fixed interest rates	—	325,370
Taxable Bonds, due 2026 to 2028 with variable interest rates	—	178,000
Cit-Con bank credit agreement	—	14,286

	—	2,364,301
Current portion of long-term debt	—	(324,078)

	$—	$2,040,223

    As discussed in Note 1, effective December 1, 2000 the Company sold and transferred all shares in PDVH to PDVSA. Consequently, the Company had no long-term debt related to PDVH and subsidiaries at December 31, 2000.

    Revolving Bank Loans (CITGO)—CITGO's credit agreement with various banks consists of: (i) a $400 million, five year, revolving bank loan maturing in May 2003 and (ii) a $150 million, 364 days, revolving bank loan, both of which are unsecured and have various borrowing maturities and interest rate options. Interest rates on the revolving bank loans was 7.8% at December 31, 1999.

F–23

PROPERNYN B.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. LONG-TERM DEBT (Continued)

    Revolving Bank Loans (PDVMR)—PDVMR has a revolving credit facility with a consortium of banks which is committed through April 28, 2002 and allowed for borrowings up to $125 million at December 31, 1999. Inventories and accounts receivable of PDVMR are pledged as collateral. The weighted average interest rate at December 31, 1999, was 7.58%.

    Term Bank Loan—On December 30, 1998, PDVH obtained a $50 million term loan from the lenders listed in a credit agreement dated December 29, 1998 (the "Lenders"). The loan matures on December 29, 2003. Principal is due in five equal annual installments of $10 million on each December 29th through 2003. Interest is based, at the PDVH's discretion, on either a one, two, three, six or twelve-month period and on either the Eurodollar or bank's borrowing rates plus applicable margin (7.03% for the six-month period from June 29, 2000 through December 29, 2000). Interest is payable in arrears on the last day of each interest period, if PDVH selects an interest period longer than six months, interest would be payable on the last business day of each quarter during such interest period.

    Shelf Registration—In April 1996, CITGO filed a registration statement with the Securities and Exchange Commission relating to the shelf registration of $600 million of debt securities that may be offered and sold from time to time. In May 1996, the registration became effective and CITGO sold a tranche of debt securities with an aggregate offering price of $200 million. On October 28, 1997, CITGO entered into a Selling Agency Agreement with Salomon Brothers Inc. and Chase Securities Inc. providing for the sale of up to an additional $235 million in aggregate principal amount of notes in tranches from time to time by CITGO under the shelf registration. No amounts were sold under this agreement through December 1, 2000.

    Senior Notes due 2003—In August 1993, PDV America issued $1 billion principal amount of Senior Notes (the "Senior Notes") with interest rates ranging from 7.25 to 7.875% with due dates ranging from 1998 to 2003. Interest on the Senior Notes is payable semi-annually, commencing February 1, 1994. The Senior Notes represent senior unsecured indebtedness of PDV America, and are structurally subordinated to the liabilities of PDV America's subsidiaries. The Senior Notes are guaranteed by Propernyn B.V. and PDVSA.

    Private Placement—At December 31, 1999, CITGO had outstanding approximately $137 million of privately placed, unsecured Senior Notes. Principal amounts are payable in annual installments in November and interest is payable semi-annually in May and November.

    Master Shelf Agreement—At December 31, 1999, CITGO had issued $260 million of privately placed senior notes under an unsecured Master Shelf Agreement with an insurance company. The notes have various fixed interest rates and maturities.

    Tax-Exempt Bonds—At December 31, 1999 through state entities, CITGO had issued $74.8 million of industrial development bonds for certain Lake Charles port facilities and pollution control equipment and $231 million of environmental revenue bonds to finance a portion of environmental facilities at its Lake Charles and Corpus Christi refineries and at the LYONDELL-CITGO refinery. Additional credit support for these bonds is provided through letters of credit. The bonds bear interest at various floating rates, which ranged from 4.5 to 6% at December 31, 1999.

F–24

    PDVMR has issued $19.8 million of variable rate pollution control bonds, with interest currently paid monthly. The bonds have one payment at maturity in the year 2008 to retire the principal, and principal and interest payments are guaranteed by a $20.3 million letter of credit.

    Taxable Bonds—Through state entities, as of December 31, 1999 CITGO issued $178 million of taxable environmental revenue bonds to finance a portion of CITGO's environmental facilities at its Lake Charles refinery and at the LYONDELL-CITGO refinery. Such bonds are secured by letters of credit and have floating interest rates (6.1% at December 31, 1999). At the option of CITGO and upon the occurrence of certain specified conditions, all or any portion of such taxable bonds may be converted to tax-exempt bonds. As of December 31, 1999, $17 million of originally issued taxable bonds had been converted to tax-exempt bonds.

    Cit-Con Bank Credit Agreement—The Cit-Con bank credit agreement consists of a term loan collateralized by throughput agreements of the owner companies. The loan contains various interest rate options, (weighted average effective rates of 7.5% at December 31, 1999), and requires quarterly principal payments through December 2001.

    Covenants—The various agreements above contain certain covenants that, depending upon the level of capitalization and earnings of the Companies, could impose limitations on the ability of the Companies to pay dividends, incur additional debt, place liens on property, and sell fixed assets. The Companies were in compliance with the debt covenants at December 31, 1999.

    Interest Rate Swap Agreements—CITGO has entered into the following interest rate swap agreements as of December 31, 1999 to reduce the impact of interest rate changes on its variable interest rate debt:

Variable Rate Index	Expiration Date	Fixed Rate Paid	Notional Principal Amount 1999
			(000s Omitted)
One-month LIBOR	May 2000	6.28%	$25,000
J.J. Kenny	May 2000	4.72	25,000
J.J. Kenny	February 2005	5.30	12,000
J.J. Kenny	February 2005	5.27	15,000
J.J. Kenny	February 2005	5.49	15,000

			$92,000

    Interest expense includes $0.6 million and $1.5 million in 2000 (11 months) and 1999, respectively, related to net settlements on these agreements.

F–25

10. NOTES PAYABLE TO AFFILIATES

	2000	1999
	(000s Omitted)
Loan for acquisition of Nynas	$—	$16,378
Loan for acquisition of 50% of CITGO	—	250,000
Promissory Note for acquisition of 50% of
UNO-VEN	—	132,764
Promissory Note for acquisition BOPEC	—	47,010
Promissory Note for acquisition of Borco	—	4,433
Note for capital contribution in Baproven Ltd.	—	1,391
Promissory Note for capital contribution in
Baproven Ltd.	—	15,631
Promissory Note for capital contribution in PDVA	—	29,142
Promissory Note for financing of the additional
investment in Ruhr	—	24,860
Promissory Note for capital increase in CITGO	—	212,000
Promissory Note for capital increase in CITGO	—	435,000
Promissory Note for repayment of Guaranteed Notes
Baproven Ltd.	—	16,947
Promissory Note for capital contribution to
PDV Holding	—	258,750
Promissory Note for capital contribution to
PDV Holding	—	57,812
Promissory Note for capital contribution by
PDV Holding	—	39,984
Promissory Note for capital contribution to
PDV Holding	—	6,734
Promissory Note of PDVE	—	109,891
Loans from PDVSA	204,550	—

	$204,550	$1,658,727

    On December 30, 1988, the Company signed a promissory note payable to Venedu to pay upon demand $250.0 million. The note bears no interest. The note is subordinated and junior in right of payment to other debt of the Company and can converted by the Company into its own ordinary shares at any time.

    On December 1, 1989, Propernyn B.V. signed a promissory note payable to Venedu to pay an amount in Dutch guilders equivalent to $144.5 million. The note bears no interest and is payable, upon demand, in Dutch guilders at the exchange rate published in the Wall Street Journal on the promissory note date. The amount of Dutch guilders to be paid is fixed at NLG 291.2 million. This promissory note was used for the financing of a capital contribution to PDV-America, where upon PDV-America used it for the financing of a sub-joint interest in the partnership Uno-Ven Company.

    On March 15, 1989, Propernyn B.V. signed a promissory note payable to Venedu to pay an amount in Dutch guilders equivalent to $48.8 million. The note bears no interest and is payable, upon demand, in Dutch guilders at the exchange rate published in the Wall Street Journal on the promissory note date. The amount of Dutch guilders ("NLG") to be paid is fixed at NLG 103.1 million. This promissory note was used for the financing of the acquisition of the wholly-owned group company of BOPEC.

F–26

    In 1990, the Company signed a promissory note payable to Venedu to pay an amount in Dutch guilders equivalent to $133.0 million. The note bears no interest and is payable, upon demand, in Dutch guilders at the exchange rate published in the Wall Street Journal on the promissory note date. $127.5 million has been repaid. For the remaining note balance of $5.5 million, the amount of Dutch guilders to be paid is fixed at NLG 9.7 million. In 1990, the Company also signed a promissory note payable to Venedu to pay an amount in Dutch guilders equivalent to $1.7 million. The note bears no interest and is payable, upon demand, in Dutch guilders at the exchange rate published in the Wall Street Journal on the promissory note date. The amount of Dutch guilders to be paid is fixed at NLG 3.0 million. The promissory notes were used to finance the acquisition of a storage and transshipment facility and a non-operating oil refinery in the Bahamas.

    In 1992, the Company received a loan of $15.6 million from Venedu. The loan bears no interest and is payable, upon demand, in United States dollars, and was used for the financing of a capital contribution in Baproven Limited.

    In 1994, the Company received a loan of $29.1 million from Venedu. The loan bears no interest and is payable, upon demand, in United States dollars.

    On December 31, 1992, the Company received a loan of DM 48.4 million from Venedu. The loan has a variable rate of interest, which is determined annually at the end of each calendar year by both parties. The principle is payable in full in Deutsche marks on December 31, 2007. Interest is payable annually in arrears beginning December 31, 1993. The loan is subordinated and junior in right of payment to other debt of the Company. The loan can be converted by Venedu into shares of common stock of the Company.

    On June 17, 1993, the Company received a loan of $212.0 million from Venedu. The loan bore no interest for the first year. For subsequent years, the loan has a variable rate of interest that is determined annually by both parties. The interest rate will not exceed the lower of (i) 1% above the LIBOR rate on the first day of the interest period or (ii) 9.9%. The loan is subordinated and junior in right of payment to other debt of the Company and can be converted by the Company into shares of PDV America, Inc. at a conversion rate agreed upon by the Company and Venedu. The principle is payable in full in United States dollars on June 17, 2008.

    On August 3, 1993, the Company received a loan of $435.0 million from Venedu. The loan bore no interest for the first year. For subsequent years, the loan has a variable rate of interest that is determined annually by both parties. The interest rate will not exceed the lower of (1) 1% above the LIBOR rate on the first day of the interest period, or (ii) 9.9%. The loan is subordinated and junior in right of payment to other debt of the Company and can be converted by the Company into shares of PDV America, Inc. at a conversion rate agreed upon by the Company and Venedu. The principle is payable in full in United States dollars on August 3, 2008.

    In 1995, the Company received a loan of 140.2 million from Venedu. The loan bears no interest and is payable, upon demand, in United States dollars. During 1999, $29.4 million was repaid and $93.9 million was written-off. The remaining loan balance is $16.9 million.

    In 1997, the Company received a loan of $258.7 million from Venedu. The loan bears no interest and is payable, upon demand, in United States dollars. This loan was used for capital contributions in the acquisition of a remaining 50% joint interest in Uno-Ven Company. This wholly-owned group company is now a new company called PDV-Midwest Refinery.

F–27

    In 1997, the Company received a loan of $57.8 million from Venedu. The loan bears no interest and is payable, upon demand, in United States dollars. This loan was used for a partial capital payment of a 50% joint interest acquired in Chalmette Refinery, Louisiana, USA.

    In 1998, the Company received a loan of $39.9 million from Venedu. The loan bears no interest and is payable, upon demand, in United States dollars. The loan was used for a partial capital payment of a 50% joint interest in Chalmette Refinery, Louisiana, USA.

    In 1998, the Company received a loan of $6.7 million from Venedu. The loan bears no interest and is payable, upon demand, in United States dollars. The loan was used for a partial capital payment of a 50% joint interest in a new Coker to be built at Sweeny Refinery.

    The above-mentioned promissory notes and loans, were all fully repaid in 2000 in connection with the transfer of the shares of the Company from Venedu to PDVSA.

    In 2000 the Company received loans from PDVSA and other affiliates for a total amount of $204.5 million. The loans bear no interest and are payable upon demand in United States dollars. PDVSA and affiliates have stated their intention not to demand payment throughout 2001 and therefore such notes have been classified as non-current liabilities.

    Due to the related party nature of the notes payable described above, it is not practicable to estimate their fair value.

11. EMPLOYEE BENEFIT PLANS

    Pension Plan—BOPEC maintains a pension plan which provides retirement benefits for eligible employees. The plan is funded by BOPEC's contributions. The contribution for 2000 was $349,540 (1999: $359,942) and was paid to a Netherlands Antilles insurance company which administers the plan. The (unaudited) discounted value of the past service premium, calculated at a rate of 4.8% per year, as of December 31, 2000 is $825,950 (1999: $987,663).

    Employee Savings—CITGO sponsors three qualified defined contribution retirement and savings plans covering substantially all eligible salaried and hourly employees. Participants make voluntary contributions to the plans and CITGO makes contributions, including matching of employee contributions, based on plan provisions. CITGO charged $16 million, $18 million and $19 million to operations related to its contributions to these plans in 2000 (11months), 1999 and 1998 respectively.

    Pension Benefits—CITGO sponsors three qualified noncontributory defined benefit pension plans, two of which cover eligible hourly employees and one of which covers eligible salaried employees. CITGO also sponsors three nonqualified defined benefit plans for certain eligible employees. The qualified plans' assets include corporate securities, a fixed income mutual fund, two collective funds and a short-term investment fund. The nonqualified plans are not funded.

    CITGO's policy is to fund the qualified pension plans in accordance with applicable laws and regulations and not to exceed the tax deductible limits. The nonqualified plans are funded as necessary to pay retiree benefits. The plan benefits for each of the qualified pension plans are primarily based on an employee's years of plan service and compensation as defined by each plan.

    Postretirement Benefits Other Than Pensions—In addition to pension benefits, CITGO also provides certain health care and life insurance benefits for eligible salaried and hourly employees at retirement. These benefits are subject to deductibles, copayment provisions and other limitations and are primarily funded on a pay-as-you-go basis. CITGO reserves the right to change or to terminate the benefits at any time.

F–28

    As discussed in Note 1 to the consolidated financial statements there are no amounts related to CITGO that are included in the Company's consolidated balance sheet at December 31, 2000. The following sets forth the changes in benefit obligations and plan assets for the pension and postretirement plans for the year ended December 31, 1999 and the funded status of such plans reconciled with amounts reported in the Company's consolidated balance sheets:

	Pension Benefits	Other Benefits
	1999	1999
	(000s Omitted)	(000s Omitted)
Change in benefit obligation:
Benefit obligation, beginning of year	$270,382.	$195,928.
Service cost	19,554.	6,922.
Interest cost	17,899.	13,040.
Actuarial gain	(39,996)	(19,540)
Benefits paid	(9,136)	(7,318)

Benefit obligation, beginning of year	258,703	189,032

Change in plan assets:
Fair value of plan assets, beginning of year	254,648	939
Actual return on plan assets	28,644	52
Employer contribution	1,226	7,318
Benefits paid	(9,136)	(7,318)

Fair value of plan assets, end of year	275,382	991

Funded status	16,679	(188,041)
Unrecognized net actuarial gain	(85,606)	(31,431)
Unrecognized prior service cost	107	—
Net gain at date of adoption	(1,012)	—

Net amount recognized	$(69,832)	$(219,472)

Amounts recognized in the Company's consolidated balance sheets consists of:
Accrued benefit liability	$(76,303)	$(219,472)
Intangible asset	1,245.	—
Accumulated other
comprehensive income	5,226	—

Net amount recognized	$(69,832)	$(219,472)

	Pension Benefits	Other Benefits
	1999	1999
Weighted-average assumptions as of December 31:
Discount rate	7.75%	7.75%
Expected return on plan assets	9.0%	6.0%
Rate of compensation increase	5.0%	—

F–29

PROPERNYN B.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. EMPLOYEE BENEFIT PLANS (Continued)

    For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000 and 1999, respectively. The rate was assumed to decrease gradually to 5.5% for 2002 and remain at that level thereafter. The amounts in the table below are for full year except for 2000, which is the eleven months ended November 30, 2000.

	Other Benefits			Pension Benefits
	2000	1999	1998	2000	1999	1998
	(000s Omitted)			(000s Omitted)
Components of net periodic benefit cost:
Service cost	$14,238	$19,554	$17,742	$5,288	$6,922	$6,610
Interest cost	18,040	17,899	16,058	13,193	13,040	12,770
Expected return on plan assets	(22,364)	(22,531)	(19,660)	(54)	(57)	(53)
Amortization of prior service cost	131	40	40	—	—
Amortization of net gain at date of adoption	(246)	(268)	(268)	—	—
Recognized net actuarial gain	(4,422)	(1,649)	(1,625)	(15,816)	—	(8,823)

Net periodic benefit cost	$5,377	$13,045	$12,287	$2,611	$19,905	$10,504

    Actuarial gains (or losses) related to the postretirement benefit obligation are recognized as a component of net postretirement benefit cost by the amount the beginning of year unrecognized net gain (or loss) exceeds 7.5% of the accumulated postretirement benefit obligation.

    The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $23.4 million, $22.8 million and $0, respectively, as of December 31, 1999.

    PDVMR Pension Plans—In accordance with a transfer of assets from a former owner, on May 1, 1997, PDVMR assumed the responsibility for the former owner's pension plans, which include both a qualified and a nonqualified plan which were frozen at their current levels on April 30, 1997. The plans cover employees of the former owner who were participants in the plans as of April 30, 1997. At December 31, 1999, plan assets consisted of equity securities, bonds and cash.

    As discussed in Note 1 to the consolidated financial statements, there are no amounts related to CITGO and PDVMR in the Company's consolidated balance sheet at December 31, 2000. The following sets forth the changes in benefit obligations and plan assets for the year ended December 31,

F–30

1999 and the funded status of the plans reconciled with amounts reported in the Company's consolidated balance sheets:

1999
(000s Omitted)
Change in benefit obligation:
Benefit obligation, beginning of year	$64,771
Interest cost	4,298
Actuarial gain	(10,353)
Benefits paid	(8,329)

Benefit obligation, end of year	50,387

Change in plan assets:
Fair value of plan assets, beginning of year	68,057
Actual return on plan assets	10,054
Benefits paid	(8,329)

Fair Value of plan assets, end of year	69,782

Funded status	19,395
Unrecognized net actuarial loss	(11,448)

Prepaid benefit cost	$7,947

Weighted-average assumptions as of December 31:
Discount rate	7.75%
Expected return on plan assets	9.50%

    The amounts in the table below are for the full year except for 2000, which is for the eleven months ended November 30, 2000.

	2000.	1999	1998
	000s Omitted
Components of net periodic benefit credit:
Interest cost	$3,504	$4,298	$4,348
Expected return on plan assets	(5,612)	(5,996)	(5,482)
Recognized net actuarial loss	50	34	215

Net periodic benefit credit	$(2,058)	$(1,664)	$(919)

    The projected benefit obligation of the nonqualified plan (which equals the accumulated benefit obligation for this plan) was $380,250 as of December 31, 1999. The plan is unfunded.

    Employee Separation Programs—During 1997, CITGO's senior management implemented a Transformation Program, which resulted in certain personnel reductions (the "Separation Programs"). CITGO expensed approximately $1 million, $7 million and $8 million for the years ended December 31, 2000, 1999 and 1998, respectively, relating to the Separation Programs.

F–31

12. INCOME TAXES

    The provisions for income taxes are comprised of the following:

	2000	1999	1998
	(000s Omitted)
Current:
Federal	$101,312	$(31,526)	$36,781
State	3,824	674.	5,857
Other	288	— .	650

	105,424	(30,852)	43,288
Deferred	77,329	80,172.	81,263

	$182,753	$49,320.	$124,551

    The Netherlands statutory tax rate differs from the effective rate due to the following:

	2000	1999	1998
Netherlands statutory tax rate	35.0%	35.0%	35.0%
Exchange losses (gains) not subject to tax
benefits (expense)	—	—	1.4
State taxes, net of U.S. federal benefit	1.8	2.4	0.7
Dividend exclusions	(1.2)	(3.7)	(0.8)
Pre-tax losses of non-U.S. entities	—	—	6.1
Tax benefit of non-U.S. entities	(0.3)	(6.1)	—
Tax settlement	—	(5.4)	—
Other	2.7	1.2	0.6

Effective tax rate	38.0%	23.4%	43.0%

    The effective tax rate for 1999 was unusually low due primarily to the favorable resolution in that year with the United States of America's Internal Revenue Service ("IRS") of significant tax issues related to environmental expenditures.

    Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) loss and tax credit carryforwards. There were no deferred fax liabilities or assets as of

F–32

December 31, 2000. The tax effects of significant items comprising the Company's net deferred tax liability as of December 31, 1999 are as follows:

1999
(000s Omitted)
Deferred tax liabilities:
Property, plant and equipment	$648,298
Inventories	106,457
Investments in affiliates	150,702
Other	70,985

976,442

Deferred tax assets:
Postretirement benefit obligation	77,371
Marketing and promotional accruals	9,271
Employee benefit accruals	38,893
Alternative minimum tax credit carryforward	42,915
Net operating loss carryforward	77,603
Other	116,573

362,626

Net deferred tax liability (of which $0 and $9,908 is included in prepaid expenses and other at December 31, 2000 and 1999, respectively)	$613,816

    During 1999, the Companies filed a claim with the IRS to reclassify certain losses from capital to ordinary. The Companies were successful and were able to utilize the $6.7 million capital loss carryforward in their 1998 tax return.

13. COMMITMENTS AND CONTINGENCIES

    Litigation and Injury Claims—Various lawsuits and claims arising in the ordinary course of business are pending against the Companies. The Companies record accruals for potential losses when, in management's opinion, such losses are probable and reasonably estimable. If known lawsuits and claims were to be determined in a manner adverse to the Companies, and in amounts greater than the accruals of the Companies, then such determinations could have a material adverse effect on the results of operations of the Companies in a given reporting period. However, in management's opinion, the ultimate resolution of these lawsuits and claims will not exceed, by a material amount, the amount of the accruals and the insurance coverages available to the Companies. This opinion is based upon management's and counsel's current assessment of these lawsuits and claims. The most significant lawsuits and claims are discussed below.

a.
In August 1993 PDV America issued Senior Notes (the "Senior Notes") with a $1.0 billion principal amount, interest rates ranging from 7.25% to 7.875%, and with due dates ranging from 1998 to 2003. Interest on the Senior Notes is payable semiannually, commencing February 1, 1994. The Senior Notes represent senior unsecured indebtedness of PDV America, and are structurally subordinated to the liabilities of the subsidiaries of PDV America. As of December 31, 2000 the outstanding principal of these Senior Notes amounts $0.5 billion. The interest on this principal is 7.875% and the principal is due on August 1, 2003. The Senior Notes (and the relating interest and premium, if any) are unconditionally guaranteed by the Company and PDVSA.

F–33

b.
The Dutch Tax authorities performed a tax audit and the Company is currently having discussions with the Tax Authorities, concerning the tax returns filed. The discussions are mainly based on the reported taxable revenues. The tax authorities have revised the reported taxable revenues and have accordingly provide the Company with a revised tax assessment of approximately $2.1 million ($5 million Dutch guilders). The ultimate outcome of these discussions cannot presently be determined. Accordingly no additional provision for any liability that may results from the discussions has been made in the accompanying financial statements.
c.
Bank guaranties to third parties for a total amount of approximately $16,383 were issued on behalf of PDVE.
d.
PDVE is severally liable for the corporate tax payable by PDVE and its subsidiaries.
e.
A bank guarantee in connection with litigation for an amount of $218,500 and two bank guarantees in connection with import duties and tugboats activities for an amount of approximately $45,000 were issued on behalf of BOPEC.
f.
On July 1, 1998 a new Warehouse and Throughput (tank storage) agreement between a related party, PDVSA Manufactura y Mercado ("PDVSA M&M"), and BOPEC became effective. According to this agreement PDVSA M&M guarantees the rental of 2,600,000 barrels of shell tank capacity at a rate of $0.10 per barrel per month. Any rental above this capacity will be charged to PDVSA M&M at a rate of $0.05 per barrel per month.

    Environmental Compliance and Remediation—The Companies are subject to various environmental laws and regulations which may require the Companies to take action to correct or improve the effects on the environmental of prior disposal or release of petroleum substances by the Companies or other parties. Maintaining compliance with environmental laws and regulations in the future could require significant capital expenditures and additional operating costs.

14. LEASES

    CITGO leases certain of its Corpus Christi refinery facilities under a capital lease. The basic term of the lease expires on January 1, 2004; however, CITGO may renew the lease until January 31, 2011, the date of its option to purchase the facilities at a nominal amount. Capitalized costs included in property plant, respectively and equipment related to the leased assets were approximately $0 and $209 million at December 31, 2000 and 1999, respectively. Accumulated amortization related to the leased assets was approximately $110 million at December 31, 1999. Amortization is included in depreciation expense.

    CITGO has various noncancellable operating leases, primarily for product storage facilities, office space, computer equipment and vehicles. Rent expense on all operating leases totaled $32 million, $35 million and $34 million in 2000 (11 months), 1999 and 1998, respectively. As discussed in note 1, to the consolidated financial statement, there are no amounts related to PDVH and subsidiaries (including CITGO) as of December 31, 2000.

    PDVE's annual rental expenses for its building amounts approximately to $154,540.

    In 1995, BOPEC signed a contract to purchase water. The contract's term is 60 months and requires a minimum payment of approximately $28,000 per year. BOPEC has a lease agreement for its transshipment facility site with the government of the Netherlands Antilles and the Island Government of Bonaire. The initial term of the lease is through 2034, and, subject to government approval, provides

F–34

for an extension of the lease for an additional 60 years. Future annual rentals will be approximately $80,000 per year. BOPEC has obligations regarding contracts in connection with construction in progress for approximately $46,000. BOPEC, in conjunction with its performance of marine services, enters into time charters for two tugboats, which require a combined minimum monthly rental expense of $72,050.

    Future minimum lease payments for the noncancellable operating leases are as follows:

Year	Operating leases
(000s Omitted)
2001	$1,145
2002	1,099
2003	1,099
2004	1,099
2005	1,099

Thereafter	1,099

$6,640

15. FAIR VALUE INFORMATION

    The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Companies could realize in a current market exchange.

    The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts of cash and cash equivalents, restricted cash and variable-rate debt approximate fair values. The carrying amounts and estimated fair values of the Companies' other financial instruments are as follows:

	2000		1999
	(000s Omitted)		(000s Omitted)
Liabilities
Short-term bank loans	—	—	$16,000	$16,000
Long-term debt	—	—	2,364,301	2,304,954
Derivative and off-balance sheet financial instruments—unrealized losses:
Interest rate swap agreements	—	—	—	(1,281)
Guarantees of debt	—	—	—	(898)
Letter of credit	—	—	—	(4,443)
Surety bonds	—	—	—	(159)

F–35

PROPERNYN B.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. FAIR VALUE INFORMATION (Continued)

    Short-Term Bank Loans and Long-Term Debt—The fair value of short-term bank loans and long-term debt at December 31, 1999 is based on interest rates that are currently available to the Companies for issuance of debt with similar terms and remaining maturities, except for PDV America's $750 million principal amount senior notes which were based upon quoted market prices.

    Interest Rate Swap Agreements—The fair value of these agreements at December 31, 1999 is based on estimated amount that CITGO and PDVMR would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties.

    Guarantees, Letters of Credit and Surety Bonds—The estimated fair value of contingent guarantees of third-party debt, letters of credit and surety bonds is based on fees currently charged for similar one-year agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting dates.

    The fair value estimates presented herein are based on pertinent information available to management as of the reporting dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

16. INFORMATION BY GEOGRAPHICAL AREA

	2000	1999	1998
	(000s Omitted)
Revenue:
United States	$20,445,788	$13,300,165	$11,020,135
Europe	20,723	7,968	8,308
Caribbean	44,255	97,570	45,592

	20,510,766	$13,405,703	$11,074,035

Income before income taxes:
United States	$502,632	$173,639	$339,647
Europe	22,007	8,266	6,230
Caribbean	(44,373)	28,168	(56,020)

	$480,266	$210,073	$289,857

Identifiable assets:
United States	$—	$8,103,127	$7,430,392
Europe	211,443	258,916	305,187
Caribbean	276,925	161,783	190,325

	$488,368	$8,523,826	$7,925,904

****

F–36

Schedule I

PROPERNYN B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE REGISTRANT

(Dollars in thousands)

Financial Position of the Registrant

	December 31,
	2000	1999	1998
Assets:
Investments in and advances to subsidiaries	$699,164	$3,280,303	$3,232,613
Other assets	3,547	3,556	3,334

	$702,711	$3,283,859	$3,235,947

Liabilities and Shareholder's equity:
Notes payable to affiliate	$166,073	$1,687,836	$1,797,632
Other liabilities	286	289	356
Shareholder's equity	536,352	1,595,734	1,437,959

	$702,711	$3,283,859	$3,235,947

S–1

Schedule I

PROPERNYN B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE REGISTRANT (Continued)

(Dollars in thousands)

	Year ended December 31,
	2000	1999	1998
Revenue:
Equity in earnings of subsidiaries	341,212	177,035	221,569

Expenses:
Interest	43,840	44,010	44,450
Foreign currency exchange losses/(gains)	33	(27,614)	11,939
Other	72	51	30

	43,945	16,447	56,419

Income before interest income	297,267	160,588	165,150

Interest income	$246	$165	$156

Net income	$297,513	$160,753	$165,306

S–2

Schedule I

PROPERNYN B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE REGISTRANT (Continued)

(Dollars in thousands)

Cash Flows of the Registrant

	Year ended December 31,
	2000	1999	1998
Net cash (used in)/provided by operating activities	$(202,418)	$80,003	$(51,193)

Cash used in investing activities:
Investment in and advances to subsidiaries	202,409	—	(6,734)

Cash provided by financing activities:
(Payments)/Proceeds of notes payable to affiliates	—	(79,781)	58,130

Net (decrease)/increase in cash and cash equivalents	(9)	222	203
Cash and cash equivalents—beginning of period	3,556	3,334	3,131

Cash and cash equivalents—end of period	$3,547	$3,556	$3,334

S–3

PROPERNYN B.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE
VALUATION AND QUALIFYING ACCOUNTS
FOR EACH OF THE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000

(Dollars in thousands)

Description	Balance at Beginning of year	Additions charged to Costs and Expenses	Deductions	Decrease due to Sale of PDV Holding, Inc.	Balance at End of Year
Year ended December 31, 2000
Allowance for Doubtful Accounts	$18,367	$1,651	$(3,255)	$(16,146)	$617
Year ended December 31, 1999
Allowance for Doubtful Accounts	$19,667	$15,110	$(16,410)	$0	$18,367
Year ended December 31, 1998
Allowance for Doubtful Accounts	$25,450	$13,838	$(19,621)	$0	$19,667

S–4

QuickLinks

PROPERNYN B.V. Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 31, 2000
Table of Contents
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FACTORS AFFECTING FORWARD-LOOKING STATEMENTS
PART I
Propernyn's Refinery Production
Propernyn's Net Ownership Interest in Ruhr Oel Refineries
Terminal and Pipelines Interests
Propernyn's Net Ownership Interest in Nynäs Refineries
Nynäs Refined Product Sales
Total Net Revenues by Geographic Area Results of Operations—2000 Compared to 1999 (Propernyn B.V. and subsidiaries)
Total Net Income (Loss) by Geographic Area Results of Operations 2000 Compared to 1999 (Propernyn B.V. and subsidiaries)
Total Assets by Geographic Area (Propernyn B.V. and subsidiaries)
Total Net Revenues by Geographic Area Results of Operations—1999 Compared to 1998 (Propernyn B.V. and subsidiaries)
Total Net Income (Loss) by Geographic Area Results of Operations—1999 Compared to 1998 (Propernyn B.V. and subsidiaries)
Total Assets by Geographic Area (Propernyn B.V. and subsidiaries)
PART III
SIGNATURES
ANNEX A Measurement Conversion Table
Glossary of Certain Oil and Gas Terms
PROPERNYN B.V. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000 AND INDEPENDENT AUDITOR'S REPORT
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
PROPERNYN B.V. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 1999 (Thousands of U.S. dollars)
PROPERNYN B.V. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 1999 (Thousands of U.S. dollars)
PROPERNYN B.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000 (Thousands of U.S. dollars)
PROPERNYN B.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000 (Thousands of U.S. dollars)
PROPERNYN B.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000 (Thousands of U.S. dollars)
PROPERNYN B.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000 (Thousands of U.S. dollars)
PROPERNYN B.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000 (Thousands of U.S. Dollars)
PROPERNYN B.V. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PROPERNYN B.V. AND SUBSIDIARIES CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE REGISTRANT (Dollars in thousands)
Financial Position of the Registrant
PROPERNYN B.V. AND SUBSIDIARIES CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE REGISTRANT (Continued) (Dollars in thousands)
PROPERNYN B.V. AND SUBSIDIARIES CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE REGISTRANT (Continued) (Dollars in thousands)
Cash Flows of the Registrant
PROPERNYN B.V. AND SUBSIDIARIES FINANCIAL STATEMENT SCHEDULE VALUATION AND QUALIFYING ACCOUNTS FOR EACH OF THE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000 (Dollars in thousands)