Form 20-F
period 2001-12-31
PROPERNYN BV
filed 2002-06-17
CIK 906423

Use these links to rapidly review the document
Table of Contents

As filed with the Securities and Exchange Commission on June 14, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number 001-12140

PROPERNYN B.V.
(Exact Name of Registrant as Specified in Its Charter)

Propernyn B.V.	The Netherlands
(Translation of Registrant's Name Into English)	(Jurisdiction of Incorporation or Organization)

c/o Petróleos de Venezuela, S.A.
Avenida Libertador, La Campiña, Apdo. 169, Caracas 1010-A, Venezuela
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Guarantee of PDV America, Inc.'s 7 7/8% Senior Notes Due 2003	New York Stock Exchange, Inc.

        Securities registered or to be registered pursuant to Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,113 shares of the common stock were outstanding as of December 31, 2001.

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒        No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

        Item 17    ☐        Item 18 ☒

PROPERNYN B.V.

Annual Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2001

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        With respect to our guarantee of PDV America, Inc.'s 7 7/8% Senior Notes due 2003, PDV America, Inc.'s annual report on Form 10-K for the year ended December 31, 2001, as first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-12138) on March 29, 2002, is incorporated herein by reference.

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, certain statements under the caption "Item 4.B. Business overview" and under the caption "Item 5. Operating and Financial Review and Prospects" relating to refining processes, capital expenditures and investment, the expected results of joint venture projects, the anticipated demand for new or improved products, environmental compliance and remediation and related capital expenditures and investments and future capital expenditures in general are forward-looking statements. Words such as "anticipate," "estimate," "prospect" and similar expressions are used to identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties related to Venezuelan and international markets, inflation, the availability of continued access to capital markets and financing on favorable terms, regulatory compliance requirements, changes in import controls or import duties, levies or taxes and changes in prices or demand for our products as a result of actions of our competitors or economic factors. Those statements are also subject to the risks of costs and anticipated performance capabilities of technology, and performance by third parties of their contractual obligations. Should one or more of these risks or uncertainties materialize, actual results may vary materially from those estimated, anticipated or projected. Specifically, but without limitation, capital costs could increase, projects could be delayed, and anticipated improvements in capacity or performance may not be fully realized. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this annual report.

        The annual report on Form 10-K of PDV America, Inc. ("PDV America") for the year ended December 31, 2001, incorporated by reference herein and referred to throughout this annual report, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained in PDV America's annual report, see "Factors Affecting Forward-Looking Statements" on page 1 thereof.

ii

        As used in this annual report references to "dollars" or "$" are to the lawful currency of the United States. A unit conversion table and a glossary of certain oil and gas terms, including abbreviations for certain units, used in this annual report are contained in Annex A. When used in this annual report, the terms "we," "our," "us" and "Propernyn" refer to Propernyn B.V. and its consolidated subsidiaries. The term "Petróleos de Venezuela" refers to Petróleos de Venezuela, S.A. and the term "PDVSA" refers to Petróleos de Venezuela, S.A. and its consolidated subsidiaries.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not Applicable

Item 2. Offer Statistics and Expected Timetable

        Not Applicable

Item 3. Key Information

3.A  Selected financial data

        The following table sets forth certain selected historical consolidated financial data of Propernyn as of the end of and for each year in the five-year period ended December 31, 2001. The following table should be read in conjunction with the consolidated financial statements of Propernyn as of December 31, 2001 and 2000, and for each year in the three-year period ended December 31, 2001, which are prepared in accordance with accounting principles generally accepted in the United States, and included under "Item 18. Financial Statements."

	2001	2000	1999	1998	1997
	($ in millions)
Income Statement Data for the year ended December 31:
Net sales	44	20,405	13,331	11,004	13,665
Equity in earnings of affiliates (1)	16	85	3	72	89
Other income (expense), net	2	21	71	(2)	(9)

Total net revenues	62	20,511	13,405	11,074	13,745
Total costs of sales and expenses	44	20,107	13,284	10,857	13,306
Income before income taxes	18	480	210	290	517
Extraordinary income—net of taxes	16	—	—	—	—

Net income	34	298	161	165	410

Balance Sheet Data (at end of year):
Total assets	490	488	8,524	7,926	8,018
Long-term debt (excluding current portion) (2)	188	205	3,785	4,072	4,183
Total debt (3)	188	205	4,141	4,181	4,544
Shareholders' equity	241	216	1,596	1,438	1,273
Other Financial Data:
Net cash provided by operating activities	21	693	328	678	434
Net cash (used in) provided by investing activities	(18)	27	(268)	(565)	(590)
Net cash (used in) provided by financing activities	—	(845)	(2)	(100)	159
Capital expenditures	(16)	(113)	(254)	(236)	(214)

(1)
Includes the equity in the earnings of The UNO-VEN Company (an Illinois general partnership in which we owned an interest) of $0.4 million for the four-month-period ended April 30, 1997.

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

        PDVSA is an integrated oil and gas company and is exposed to production, equipment and transportation risks that are common to oil and gas companies, including fluctuations in production volume due to changes in reserve levels, production accidents, mechanical difficulties, adverse natural conditions, unforeseen production costs, condition of pipelines and the vulnerability of other modes of transportation and the adequacy of our equipment and production facilities.

        These risks may, among other things, lower the amount of crude oil that is processed in the refineries in which we own an interest, increase our costs and expenses, cause damage to our property or cause personal injury to our employees or others. We maintain insurance to cover certain losses and exposure to liability. However, consistent with industry practice, we are not fully insured against the risks described above. We cannot assure you that our insurance coverage is sufficient to cover all of our losses or our exposure to liability that may result from these risks.

Risks related to the Venezuelan government's ownership, regulation and supervision of Petróleos de Venezuela

        The Bolivarian Republic of Venezuela is the sole owner of Petróleos de Venezuela. The Venezuelan government regulates and supervises its operations. However, the Republic of Venezuela is not legally liable for the obligations of Petróleos de Venezuela, including its guarantees of indebtedness of its subsidiaries, or the obligations of its subsidiaries.

        Petróleos de Venezuela has been operated as an independent commercial entity since its formation. However, we cannot assure that the Venezuelan government will not in the future intervene in Petróleos de Venezuela's commercial affairs in a manner that will adversely affect our business.

Item 4. Information on the Company

4.A  History and development of the company

        Propernyn B.V. is a closed limited liability company organized in 1994 under the laws of The Netherlands Antilles. Propernyn is domiciled in and is governed by the laws of The Netherlands Antilles. Propernyn is a wholly owned subsidiary of Petróleos de Venezuela, the national oil company of the Bolivarian Republic of Venezuela. Our registered office is located at Eisenhowerlaan 150-2517 KP, The Hague, The Netherlands, and our telephone number is 011-31-70-306-5001.

        Prior to November 3, 2000, Propernyn was a wholly owned subsidiary of Venedu Holding N.V., which is wholly owned by Petróleos de Venezuela and organized under the laws of The Netherlands Antilles. We operated primarily through two of our wholly owned subsidiaries: PDV Holding, Inc. ("PDV Holding") and PDV Europa B.V. ("PDV Europa"). PDV Holding was established in 1997 as a holding company for our operations in the United States. PDV Europa was established in 1982 as a holding company for our operations in Europe. We also own two crude oil and petroleum product storage and shipping facilities in the Caribbean.

        Effective November 3, 2000, pursuant to a transfer by Venedu Holding N.V. of all of its share ownership in Propernyn to Petróleos de Venezuela, we became a directly and wholly owned subsidiary of Petróleos de Venezuela. Additionally, effective December 1, 2000, we sold and transferred all of our share ownership in PDV Holding to Petróleos de Venezuela for a purchase price of $3,315.1 million, in exchange for the set off of loans payable by us to Petróleos de Venezuela of $1,647.9 million and a set off of a distribution payable to Petróleos de Venezuela on that date of $1,667.2 million. No gain or loss arose upon sale, as the purchase price was equal to the carrying value of our investment in PDV Holding at that date.

4.B  Business overview

        We are PDVSA's holding company for investments related to the refining, marketing, transportation and storage of crude oil located in Europe (Germany, Sweden, the United Kingdom and Belgium) and in the Caribbean. Since 1986, through investments in us and in our affiliates, Petróleos de Venezuela has implemented a worldwide program of downstream integration into major consumer markets, designed to establish long-term, value-added outlets for its crude oil production and refined products. Prior to the sale and transfer of our share ownership in PDV Holding to Petróleos de Venezuela effective December 1, 2000, we were also PDVSA's principal holding company for its investments in the United States.

Europe

        PDV Europa manages Propernyn's 50% interests in Ruhr Oel GmbH ("Ruhr Oel") and AB Nynäs Petroleum ("Nynäs"), two joint venture companies which principally manufacture gasoline, diesel fuel, jet fuel, heating oil, petrochemicals, asphalt, naphthenic specialty oil and other refined products.

        PDVSA supplies crude oil to Ruhr Oel and Nynäs under various supply agreements. In 2001, PDVSA supplied 242 MBPD of crude oil to these affiliates, out of which 40 MBPD were exported from Venezuela and 202 MBPD were purchased in the world markets.

        At December 31, 2001, our aggregate net ownership interest in crude oil refining capacity in Europe was 252 MBPD.

        The following table shows our aggregate net interest in refining capacity:

Propernyn's Refinery Production

	Year Ended December 31,
	2001		2000		1999
	(MBPD, except as otherwise indicated)
Aggregate Refining Capacity:
PDV Holding (1)	—	—	951	79%	951	79%
PDV Europa	252	100%	252	21%	252	21%

Total aggregate refining capacity	252	100%	1,203	100%	1,203	100%

Utilization:
PDV Holding	—		92%		88%
PDV Europa (2)	96%		101%		100%

(1)
Our total refining capacity decreased as a result of PDV Holding becoming a directly and wholly owned subsidiary of Petróleos de Venezuela.

(2)
Represents the average utilization rate at the Ruhr Oel and Nynäs refineries (excluding petrochemicals and other feedstocks).

Ruhr Oel

        Ruhr Oel, the largest refining company in Germany, is a joint venture between PDV Europa and Veba Oel AG, of Germany. Ruhr Oel holds an interest in four German refineries (Gelsenkirchen, Neustadt, Karlsruhe and Schwedt) in which our net interest in crude oil refining capacity at December 31, 2001 was 113 MBPD, 31 MBPD, 33 MBPD and 39 MBPD, respectively, or a total of 216 MBPD. Its share of the refining capacities of such refineries is hereinafter referred to "Ruhr Oel Refineries." Ruhr Oel also owns two petrochemical complexes: Gelsenkirchen and Münchmünster. The Gelsenkirchen complex includes modern, large-scale units that are integrated with the crude oil refineries located in the same complex, and primarily produces olefins, aromatic products, ammonia and methanol. The Münchmünster complex, integrated with the nearby Bayearn Oil refinery, primarily produces olefins. Ruhr Oel's petrochemical complexes have an average production capacity of approximately 3.8 million metric tons per year. Veba Oel operates the Ruhr Oel Refineries and the petrochemical complexes under a long-term operating agreement with Ruhr Oel. Ruhr Oel has no employees and does not directly operate any of these refineries.

        The crude oil processed at the Ruhr Oel Refineries is supplied in equal amounts by PDVSA and Veba Oel pursuant to a joint venture agreement and a long-term supply agreement. Pursuant to these agreements, Ruhr Oel does not acquire title to any crude oil or refined products that it processes.

Instead, the crude oil supplied remains owned by PDVSA or Veba Oel, as applicable, throughout the refining process. All the refined products processed at the Ruhr Oel Refineries is distributed through Veba Oel's marketing network.

        The operating costs of the Ruhr Oel Refineries are shared equally by PDVSA and Veba Oel. PDVSA receives 50% of the revenues from Veba Oel's sales of the refined products processed at the Ruhr Oel Refineries, less attributable operating and marketing costs. This arrangement has been providing Ruhr Oel with constant break-even results.

        The following table shows our aggregate net interest in the Ruhr Oel Refineries' refining capacity, refinery input and product yield:

Propernyn's Net Interest in Ruhr Oel Refineries

	Year Ended December 31,
	2001	2000	1999
	(MBPD, except as otherwise indicated)
Refining Capacity	216	216	216
Crude Oil Refinery Input	215	226	225
Other Feedstocks	21	25	22
Product Yield:
Light fuels:
Gasoline	61	63	58
Middle distillates	102	104	97
Residuals	10	10	9
Asphalt/Coke	10	9	6

Total refined product yield	183	186	170

Petrochemicals
Industrial products and petrochemicals	54	63	61
Utilization(1)	100%	105%	104%

(1)
Crude oil refinery input divided by the net interest in refining capacity.

        The following table shows Ruhr Oel Refineries' interests in delivery capacity by terminal and pipelines:

Ruhr Oel Refineries' Terminal and Pipelines Interests

Company	Ruhr Oel Refineries' Interest	Type of Operations	Location	Total Capacity
N.V. Rotterdam-Rijn Rijplelieding Maatschappij	20.0%	Pipeline	Rotterdam to Gelsenkirchen	340MBPD
Société du Pipeline Sud-Européen S.A.	7.5%	Terminal/Pipeline	Marseille to Karsruhe	450MBPD
Nord-West Oelleitumg GmbH	33.7%	Terminal/Pipeline	Wilhelmshaven to Gelsenkirchen	270MBPD
Transalpine Pipeline Companies	11.0%	Terminal/Pipeline	Trieste to Neustadt and Karsruhe	680MBPD

        In addition, three ports owned by Ruhr Oel on the Rhine-Herme Canal, with barge access to the Rhine and North Sea coastal ports, provide Ruhr Oel with access to substantial refinery feedstocks.

Nynäs

        Nynäs is a Swedish company that is 50.001% owned by Propernyn, through PDV Europa, and 49.999% owned by Fortum Oil and Gas OY. Each party to the joint venture has equal voting control. Nynäs produces and markets bitumen naphtenic specialties and other petroleum products for the European market.

        Nynäs owns and operates four specialized refineries: Nynäshamn and Gothenberg in Sweden, Antwerp in Belgium and Dundee in Scotland. Our net interest in crude oil refining capacity in each of the refineries at December 31, 2001 was 11 MBPD, 6 MBPD, 7 MBPD and 5 MBPD, respectively. Nynäs also owns a 50% interest in a refinery in Eastham, England, that is a specialized asphalt refinery, and in which our net interest crude oil refining capacity at December 31, 2001 was 7 MBPD. All of the above refineries shall hereinafter be referred to, collectively, as the "Nynäs Refineries." Our total net interest in refining capacity in the Nynäs Refineries was 36 MBPD at December 31, 2001.

        The Nynäs Refineries are specially designed to process heavy sour crude oil. The Nynäs Refineries in Nynäshamn produce asphalt and naphthenic specialty oils. The Dundee, Gothenberg, Antwerp and Eastham refineries are specialized asphalt refineries. Nynäs purchases crude oil from PDVSA and produces asphalt and naphthenic specialty oils, two products for which Venezuelan heavy sour crude oil is particularly well suited feedstock due to its proportions of naphthenic, paraffinic and aromatic compounds. Asphalt products are used for road construction and various industrial purposes, while naphthenic specialty oils are used principally in electrical transformers, as mechanical process oils and in the rubber and printing ink industries.

        In 2001, Nynäs sold 5 MBPD of specialty naphthenic oils and 19 MBPD of asphalt, making it the fourth largest asphalt supplier in the European market.

        The following table shows our aggregate net interest in the Nynäs Refineries' refining capacity, refinery input and product yield:

Propernyn's Net Interest in Nynäs Refineries

	Year Ended December 31,
	2001		2000		1999
	(MBPD, except as otherwise indicated)
Refining Capacity	36		36		36
Crude Oil Refinery Input	27		26		28
Refined Product Yield:
Asphalt	19	61%	18	60%	19	70%
Distillates	7	23%	7	23%	4	15%
Naphthenic specialty oils	5	16%	5	17%	4	15%

Total refined product yield	31	100%	30	100%	27	100%

Utilization(1)	75%		72%		78%

(1)
Crude oil refinery input divided by the net interests in refining capacity.

        Nynäs does not own crude oil reserves or production facilities and, therefore, purchases crude oil for its refining operations. Nearly all high-sulfur, extra-heavy Venezuelan crude oil purchased by Nynäs is supplied by PDVSA pursuant to long-term supply contracts. The following table shows a breakdown of Nynäs' sales by type of refined product:

Nynäs Refined Product Sales

	Year Ended December 31,
	2001	2000	1999
	($ in millions)
Refined Products:
Asphalt	$418	$430	$264
Distillates	125	139	168
Naphthenic specialty oils	230	192	154

Total product sales	$773	$761	$586

        Nynäs markets asphalt products through an extensive marketing network in several European countries. Scandinavia, the United Kingdom and continental Europe accounted for 24%, 22% and 24%, respectively, of Nynäs' 2001 consolidated revenues. Nynäs markets its naphthenic specialty oils throughout Europe, Africa, the Middle East and Australia, and the distillates that it produces are either sold as fuel or further processed into naphthenic specialty oils. Nynäs distributes its refined products primarily by specialized bitumen ships, rail tanks and trucks and also maintains a terminal system network in Scandinavia in Europe.

The Caribbean

        We own two Caribbean crude oil and petroleum product storage and shipping facilities located in The Bahamas and Bonaire through The Bahamas Oil Refining Company International Limited ("BORCO") and Bonaire Petroleum Corporation N.V. ("BOPEC"), our indirectly and wholly owned subsidiaries.

BORCO, The Bahamas

        BORCO's facilities handle crude oil, fuel oil, gasoline and other distillates and has four deep water berths and an aggregate storage capacity of approximately 20 MMB, of which approximately 12.1 MMB of storage capacity is currently in service. BORCO's main activities include the storage, blending and sale of gasoline, diesel fuel, jet fuel and bunker fuel. BORCO is the largest petroleum storage facility in the Caribbean and is one of the closest terminals to the mainland United States with blending and shipping facilities.

BOPEC, Bonaire

        BOPEC's facilities have two deep water berths and an aggregate storage capacity of approximately 10.1 MMB, of which 9.35 MMB is currently in service. It is also equipped to handle extra-heavy crude oil and Orimulsion®. BOPEC's main activities include providing shipping services for our subsidiaries, providing strategic storage facilities for PDVSA's Venezuelan subsidiaries and fuel oil blending.

        BORCO's and BOPEC's terminal facilities provide PDVSA with the ability to store significant quantities of crude oil and petroleum products outside Venezuela. These terminal facilities also serve as storage facilities for the supply of crude oil and petroleum products to the United States.

United States

        Prior to the sale and transfer of our share ownership in PDV Holding to Petróleos de Venezuela effective December 1, 2000, we were also PDVSA's principal holding company for its investments in the United States. See "Item 4A. History and development of the company."

        PDV Holding, through its wholly owned subsidiary PDV America, manages PDVSA's 100% interest in CITGO Petroleum Corporation ("CITGO") and PDV Midwest Refining, L.L.C. ("PDV Midwest"). Through its subsidiary, PDV Chalmette Inc., PDV Holding also manages PDVSA's 50% equity interest in a crude oil refinery in Chalmette, Louisiana, which principally produces gasoline and distillate from upgraded extra-heavy crude oil. Through its subsidiaries, PDV Sweeny Inc. and PDV Texas Inc., PDV Holding manages PDVSA's 50% interest in an integrated vacuum/coker facility at Phillips Petroleum Corporation's refinery, in Sweeny, Texas.

CITGO

        CITGO owns and operates two modern, highly complex crude oil refineries (located in Lakes Charles, Louisiana and Corpus Christi, Texas) and two asphalt refineries (located in Paulsboro, New Jersey and Savannah, Georgia) with a combined aggregate crude oil refining capacity of 589 MBPD for the year 2001. CITGO also owns a minority interest in LYONDELL-CITGO Refining Company, L.P. ("LYONDELL-CITGO"), a limited partnership that owns and operates a refinery in Houston, Texas, with a rated crude oil refining capacity of 265 MBPD. LYONDEL-CITGO is a joint venture owned 41.25% by CITGO and 58.75% by Lyondell Petrochemical Company. Additionally, CITGO operates a 167 MBPD refinery in Lemont, Illinois, owned by PDV Midwest. CITGO's assets include a 65%-owned lubricant and wax plant, pipelines, and equity interests in pipeline companies and petroleum storage terminals.

PDV Midwest

        In May 1997, PDV America acquired sole ownership of a refinery in Lemont, Illinois, together with associated product distribution terminals, 89 retail outlets and a hydrocarbon solvents marketing business, in each case as a result of PDV America's liquidation of its 50% interest in a joint venture with the Union Oil Company of California. Following the acquisition, PDV America created a 100%-owned subsidiary, PDV Midwest to manage and operate the Lemont refinery, which has an oil refining capacity of 167 MBPD. PDV Midwest, principally manufactures gasoline, diesel fuel, jet fuel and petrochemicals.

Chalmette Refining, L.L.C.

        In October 1997, PDV Holding (through PDV Chalmette, Inc.) acquired a 50% equity interest in Chalmette Refining, L.L.C., a refinery in Louisiana with a processing capacity of 190 MBPD for $319 million, in a joint venture with ExxonMobil Corporation.

        The Chalmette refinery processes upgraded extra-heavy crude oil produced by Petrolera Cerro Negro located in the eastern Venezuelan basin. Petrolera Cerro Negro is a company owned by PDVSA, ExxonMobil Corporation and Veba Oel, with PDVSA having a 41.7% interest and ExxonMobil and Veba Oel having a 58.3% interest collectively.

Merey Sweeny, L.L.C.

        In October 1998, PDV Holding, through its wholly owned subsidiaries PDV Texas Inc. and PDV Sweeny Inc., entered into definitive agreements with Phillips Petroleum Corporation to form Merey Sweeny, L.L.C. for the purposes of processing crude oil in the United States. Pursuant to this joint venture, PDV Holding and Phillips Petroleum Corporation each hold a 50% equity interest in a 58

MBPD coker and a 110 MBPD vacuum crude distillation unit at Phillips Petroleum Corporation's refinery in Sweeny, Texas. This facility became operational in September 2000.

Environment and Safety Matters

Environment

        Our European subsidiaries and joint ventures are subject to extensive European Union, international, national and local environmental laws and regulations, some of which require us to obtain permits for our operations. We are also subject to regulations that require cleanup of environmental damage.

        Our operations within the European Union are subject to environmental directives and regulations issued by the European Union governing, among other things, air and water emissions, and the generation, use, handling, transportation, treatment and disposal of hazardous materials. European Union regulations issued by the European Union Commission or the European Union Council are directly enforceable by their terms, and European Union member states must enact domestic legislation to implement and enforce European Union directives issued by the European Union Council. European Union member states are, based on European Union directives, implementing increasingly strict national regulations relating to oil spill prevention, disaster-response planning and funding and limits on emissions of sulfur dioxide and volatile organic compounds. As part of its overall effort to combat air pollution, the European Union has set stringent emission limits for new cars and commercial vehicles to be implemented in stages.

        We believe that our operations are in substantial compliance with these laws and regulations. In addition, our operations within the European Union are being adjusted to suit changes in consumption patterns resulting from various measures adopted by the European Union authorities, including measures to reduce the maximum levels of pollutants contained in exhaust emissions of motor vehicles and a directive on fuel quality to phase out the use of leaded petroleum by 2001. Both measures were introduced under the European Union Commission's Auto Oil Program, which was based on the results of an extensive, three-year technical collaboration with the European oil and automobile industries. As of December 31, 2001, we have phased out the use of leaded petroleum in our operations within the European Union. European Union member states are at various stages of adopting European Union requirements.

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

        Our operations are subject to certain international agreements and conventions, imposing liability for environmental damage arising from marine pollution and oil spills and to treaties regulating the trans-border shipment of hazardous chemicals and wastes.

        We may incur significant capital costs to comply with increasingly stringent environmental laws and regulations. Potential environmental expenditures include improvements to wastewater treatment facilities, sulfur removal operations and containment of underground leakage at refinery complexes, service stations and crude oil and refined product storage terminals.

        During 2001, our subsidiaries and joint ventures spent, collectively, approximately $30 million for environmental, health and safety capital improvements in their operations. We anticipate budgeting, collectively, approximately $145 million for environmental and health and safety capital projects over the next five years. The above expenditure and anticipated budget include 50% (representing our percentage interest in these companies) of the total amount spent by Ruhr Oel and Nynäs in 2001 and budgeted by these companies for the next five years.

        We believe that our subsidiaries and joint venture operations are in substantial compliance with all applicable environmental laws, and additional efforts will continue to be made to fulfill future environments laws requirements.

Safety

        We are subject to strict occupational health and safety laws and maintain comprehensive safety, training and maintenance programs. We believe that our subsidiaries and joint venture operations are in substantial compliance with applicable occupational health and safety laws.

4.C Organizational structure

        We are a wholly owned subsidiary of Petróleos de Venezuela, the national oil company of the Bolivarian Republic of Venezuela. PDVSA is engaged in various aspects of the petroleum industry, including the exploration, production and upgrading of crude oil and natural gas, or upstream operations; the refining, marketing and transportation of crude oil, natural gas and refined petroleum products, or downstream operations; the production and marketing of petrochemicals; and the development and marketing of Venezuela's natural bitumen, known as Orimulsion®, and coal resources. PDVSA's crude oil and natural gas reserves and our upstream operations are located in Venezuela, while our downstream operations are located in Venezuela, North America, Europe and the Caribbean.

        Propernyn is Petróleos de Venezuela's holding company for investments, located in Germany, Sweden, the United Kingdom, Belgium and the Caribbean. Since 1986, through investments in us and in our affiliates, Petróleos de Venezuela has implemented a worldwide program of downstream integration into major consumer markets, designed to establish long-term value-added outlets for its crude oil production and refined products. Prior to the sale and transfer of our share ownership in PDV Holding to Petróleos de Venezuela effective December 1, 2000, we were also PDVSA's principal holding company for its investments in the United States.

        Our significant subsidiaries, country of incorporation and our proportion of ownership in such subsidiaries are as set forth below:

(*)
These companies were merged on January 1, 2002.

4.D  Property, plant and equipment

        See note 6 to our consolidated financial statements included under "Item 18. Financial Statements."

Item 5. Operating and Financial Review and Prospects

Basis of presentation

        The following discussion should be read in conjunction with Propernyn's consolidated financial statements included elsewhere herein.

5.A  Operating results

Overview

        Our consolidated operations consisted of the operations of (1) PDV Europa and its consolidated subsidiaries and joint ventures, (2) BOPEC and (3) Baproven Limited, our wholly owned subsidiary which owns 100% of BORCO. Joint ventures are accounted for under the equity method.

        Effective December 1, 2000, we sold and transferred to Petróleos de Venezuela all of our share ownership in PDV Holding for a purchase price of $3,315.1 million, in exchange for the setoff of loans payable by us to PDVSA of $1,647.9 million and a setoff of a distribution payable by us to Petróleos de Venezuela on that date of $1,667.2 million. The purchase price was equal to the carrying value of our investment in PDV Holding at that date; as such, we incurred no gain or loss in connection with the sale.

        As a result of the transfer, the only operations remaining at our company are in Europe and the Caribbean. These operations, as detailed below, are very small relative to our historical operations. Our results after the transfer are not comparable to our results prior to the transfer. For information on the revenues, gross profit and net income of the transferred assets, see note 1 to our consolidated financial statements.

Results of Operations—2001 compared to 2000

        Our results of operations for 2000 include those of PDV Holding for the eleven-month period from January 1, 2000 through November 30, 2000.

        The table below sets forth our results of operations for 2001 and 2000 that are attributable to PDV Holding and our results of operations for 2001 and 2000 that are attributable to the rest of our operating subsidiaries:

	Total	PDV Holding	Continuing Operations
	($ in millions)
For the year ended December 31, 2001:
Total net revenues	62	—	62
Costs of operations	(45)	—	(45)
Foreign exchange gain	1	—	1
Interest income from affiliates	—	—	—
Income taxes	—	—	—
Extraordinary income	16	—	16

Net income	34	—	34

	Total	PDV Holding	Continuing Operations
	($ in millions)
For the year ended December 31, 2000:
Total net revenues	20,511	20,446	65
Costs of operations	(20,108)	(20,018)	(90)
Foreign exchange gain	1	—	1
Interest income from affiliates	77	75	2
Income taxes	(183)	(183)	—

Net income/(loss)	298	320	(22)

        The table below sets forth our results of operations for 2001 and 2000:

	2001	2000	Increase (Decrease)
	($ in millions)
Results of Operations—2001 Compared to 2000:
Total net revenues	62	20,511	(100)%
Costs of operations	(45)	(20,108)	(100)%
Foreign exchange gain	1	1	0%
Interest income from affiliates	—	77	(100)%
Income taxes	—	(183)	(100)%
Extraordinary income—net of taxes	16	—	100%

Net income	34	298	(89)%

        In 2000, our results of operations were heavily dependent upon the results of operations of PDV Holding, and substantially all of our results of operations (representing approximately 99% of our revenues) were attributable to PDV America and its subsidiaries. For a description of the results of operations of our U.S. activities, see "Item 5. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in PDV America's annual report on Form 10-K incorporated herein by reference.

	2001	2000	Increase (Decrease)
	($ in millions)
Results of Continuing Operations—2001 Compared to 2000:
Total net revenues	62	65	(5)%
Costs of operations	(45)	(90)	(50)%
Foreign exchange gain	1	1	0%
Interest income from affiliates	—	2	(100)%
Extraordinary income—net of taxes	16	—	100%

Net income/(loss)	34	(22)	255%

        Our continuing operations in 2000 exclude the operations of PDV Holding that were sold and transferred to Petróleos de Venezuela, effective December 1, 2000. The following paragraphs discuss certain fluctuations in our continuing operations from 2000 to 2001.

        Total net revenues decreased by approximately $3 million from $65 million in 2000 to $62 million in 2001 primarily due to a decrease in equity in earnings of approximately $4 million from our 50% interest in our joint venture investments in Europe.

        Total costs of operations decreased by approximately $45 million from $90 million in 2000 to $45 million in 2001 primarily due to Propernyn's interest expenses of approximately $44 million in 2000.

        Our foreign exchange gains are recorded as being attributable to Propernyn, which we account for as a Caribbean entity in the tables that follow. The net effect of foreign exchange rate fluctuations in 2001 was not significant, and resulted in a foreign exchange rate gain of approximately $1 million.

        The following tables set forth certain results of operations and our total assets by geographic area:

Total Net Revenues by Geographic Area
Results of Operations—2001 Compared to 2000

	2001	2000	Increase (Decrease)
	($ in millions)
United States	—	20,446	(100)%
Europe	17	21	(19)%
Caribbean	45	44	2%

Total net revenue	62	20,511	(100)%

Total Net Income by Geographic Area
Results of Operations—2001 Compared to 2000

	2001	2000	Increase (Decrease)
	($in millions)
United States	—	320	(100)%
Europe	33	22	50%
Caribbean	1	(44)	102%

Total net income	34	298	(89)%

Total Assets by Geographic Area

	2001	2000	Increase (Decrease)
	($ in millions)
United States	—	—	—
Europe	203	211	(4)%
Caribbean	286	277	3%

Total assets	489	488	—

Results of Operations—2000 compared to 1999

        Our results of operations for 2000 include those of PDV Holding for the eleven-month period from January 1, 2000 through November 30, 2000. The table below sets forth our results of operations for 2000 and 1999 that are attributable to PDV Holding and our results of operations for 2000 and 1999 that are attributable to the rest of our operating subsidiaries:

	Total	PDV Holding	Continuing Operations
	($ in millions)
For the year ended December 31, 2000:
Total net revenues	20,511	20,446	65
Costs of operations	(20,108)	(20,018)	(90)
Foreign exchange gain	1	—	1
Interest income from affiliates	77	75	2
Income taxes	(183)	(183)	—

Net income/(loss)	298	320	(22)

	Total	PDV Holding	Continuing Operations
	($ in millions)
For the year ended December 31, 1999:
Total net revenues	13,405	13,300	105
Costs of operations	(13,309)	(13,214)	(95)
Foreign exchange gain	25	—	25
Interest income from affiliates	89	87	2
Income taxes	(49)	(49)	—

Net income	161	124	37

        The table below sets forth our results of operations for 2000 and 1999:

	2000	1999	Increase (Decrease)
	($ in millions)
Results of Operations—2000 Compared to 1999:
Total net revenues	20,511	13,405	53%
Costs of operations	(20,108)	(13,309)	51%
Foreign exchange gain	1	25	(96)%
Interest income from affiliates	77	89	(13)%
Income taxes	(183)	(49)	273%

Net income	298	161	85%

        Our results of operations were heavily dependent upon the results of operations of PDV Holding. In 2000 and 1999, substantially all of our results of operations (representing approximately 99% of our revenues) were attributable to PDV America and its subsidiaries. For a description of the results of operations of our U.S. activities, see "Item 5. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in PDV America's annual report on Form 10-K incorporated herein by reference.

	2000	1999	Increase (Decrease)
	($ in millions)
Results of Continuing Operations—2000 Compared to 1999:
Total net revenues	65	105	(38)%
Costs of operations	(90)	(95)	(5)%
Foreign exchange gain	1	25	(96)%
Interest income from affiliates	2	2	—

Net income/(loss)	(22)	37	159%

        Our continuing operations in 2000 and 1999 exclude the operations of PDV Holding that were sold and transferred to Petróleos de Venezuela, effective December 1, 2000. The following paragraphs discuss certain fluctuations in our continuing operations from 1999 to 2000.

        Total net revenues decreased by approximately $40 million from $105 million in 1999 to $65 million in 2000 primarily due to (1) a write-off of an accounts payable to an affiliate of approximately $57 million that was included in other income in 1999, less (2) an increase in equity in earnings of approximately $11 million from our 50% interest in our joint venture investments in Europe.

        Total costs of operations decreased by approximately $5 million from $95 million in 1999 to $90 million in 2000 primarily due to the write-off of an accounts receivable of approximately $4 million in 1999.

        The foreign exchange gain in 1999 of approximately $25 million arose from foreign exchange rate movements from our investments in Europe relative to the U.S. dollar. Our foreign exchange gains are recorded as being attributable to Propernyn, which we account for as a Caribbean entity in the tables that follow. The net effect of foreign exchange rate fluctuations in 2000 was not significant, and resulted in a foreign exchange rate gain of approximately $1 million.

        Interest income from affiliates did not fluctuate significantly from 1999 to 2000, and was approximately $2 million in both years.

        The following tables set forth certain results of operations and our total assets by geographic area:

Total Net Revenues by Geographic Area
Results of Operations—2000 Compared to 1999

	2000	1999	Increase (Decrease)
	($ in millions)
United States	20,446	13,300	54%
Europe	21	8	163%
Caribbean	44	97	(55)%

Total net revenue	20,511	13,405	53%

Total Net Income by Geographic Area
Results of Operations—2000 Compared to 1999

	2000	1999	Increase (Decrease)
	($ in millions)
United States	320	124	158%
Europe	22	9	144%
Caribbean	(44)	28	(257)%

Total net income	298	161	85%

Total Assets by Geographic Area

	2000	1999	Increase (Decrease)
	($ in millions)
United States	—	8,103	—
Europe	211	259	(19)%
Caribbean	277	162	71%

Total assets	488	8,524	(94)%

New Accounting Standards

        In July 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141 addresses financial accounting and reporting for business combinations and requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Use of the pooling of interests method is no longer permitted. The adoption of SFAS No. 141 did not impact Propernyn's consolidated financial position nor results of operations.

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other in intangible assets, and requires that goodwill and intangible assets with an indefinite life no longer be amortized but, instead, be periodically reviewed for impairment. The provisions of SFAS No. 142 are fully effective for fiscal years beginning after December 15, 2001. However, certain provisions of SFAS No. 142 are applicable to goodwill and other intangible assets acquired in transactions completed after June 30, 2001. The adoption of SFAS No. 142 will not materially impact Propernyn's consolidated financial position or results of operations.

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of such assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it was incurred if a reasonable estimate of such fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of such asset. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement, and such adjustments are reflected in operations. If Propernyn's obligation is settled for other than the carrying amount of the liability, Propernyn will recognize a gain or loss on settlement.

        Propernyn is required to, and plans to, adopt SFAS No. 143 on January 1, 2003. In order to accomplish this, Propernyn must identify all its legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations as of the date of adoption of SFAS No. 143. The determination of fair value is a complex exercise, and Propernyn will need to gather market information and develop cash flow models in order to make this determination. Additionally, Propernyn will need to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS No. 143, Propernyn has not determined that impact on their consolidated financial statements that may result from the adoption of SFAS No.143.

        In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of SFAS No. 144 will not impact Propernyn's consolidated financial position or results of operations.

        The American Institute of Certified Public Accounts has issued a "Statement of Position" exposure draft on cost capitalization that is expected to require companies to expense the non-capital portion of major maintenance costs as incurred. The statement is expected to require that any existing unamortized deferred non-capital major maintenance costs be expensed immediately. The exposure draft indicates that this change will be required to be adopted for the fiscal years beginning after June 15, 2002, and that the effect of expensing existing unamortized deferred non-capital major maintenance costs will be reported as a cumulative effect of an accounting change in the consolidated statement of income. Propernyn has not determined the impact of its financial statements that may result from this statement of position.

5.B  Liquidity and Capital Resources

Cash Flows from Operating Activities

        For the year ended December 31, 2001, our net cash flows provided by operating activities totaled approximately $21 million, reflecting principally $34 million of net income, $12 million in depreciation and amortization, $7 million in equity in earnings of affiliates in excess of distribution, $9 million in unrealized foreign exchange gain on long-term debt and notes payable to affiliates and net change in other items of approximately $9 million. Net changes in other items were due mainly to an increase in the inventories and a decrease in amounts due to affiliates.

Cash Flows from Investing Activities

        For the year ended December 31, 2001, consolidated net cash used by our investing activities totaled $18 million, attributable mainly to $47 million of loans to affiliates offset by $37 million of proceeds from notes receivable from affiliates, $16 million of capital expenditures and $7 million in returns of investments in and advances to other affiliates.

Cash Flows from Financing Activities

        There were no financing activities for the year ended December 31, 2001.

Item 6. Directors, Senior Management and Employees

6.A  Directors and senior management

        In accordance with Dutch law governing closed limited liability companies and in accordance with our articles of association, we are managed by a board of management acting under the instruction of the supervisory board that has full power and executive authority to manage our affairs. The supervisory board is responsible for reviewing our annual accounts and preparing an annual report that is presented at our annual shareholder's meeting. Our Shareholder's meetings may be convened by the supervisory board or the board of management. Each board of management member has authority to represent Propernyn in dealings with third parties.

        Members of the supervisory board and of the board of management are appointed by and serve at the discretion of our shareholder. The current members are:

Name	Age	Position with Propernyn B.V.	Date Appointed
Luis Dávila	48	Supervisory Board Member	2000
Alexander Cárdenas	47	Supervisory Board Member	2000
Julián Fleszczynski	54	Supervisory Board Member, Board of Management Member and Chief Executive Officer	2000
Carlos Yánez	49	Board of Management Member and Chief Financial and Accounting Officer	2000
Francisco Bello	48	Board of Management Member	2001

        Certain information on the current members of our supervisory board and board of management is set forth below:

        Luis Dávila is a member of Propernyn's Supervisory Board. He holds a Bachelor's degree in Political Science and Administration from the Central University of Venezuela in 1977. He is also currently the Chief Financial Officer of Petróleos de Venezuela, a Director of Interven, S.A., a member of the Supervisory Board of Propernyn B.V., a Director of AB Nynäs petroleum, a member of the Shareholders Committee of Ruhr Oel GmbH, Principal Director of Citgo Petroleum Corporation, as well as President of the Employees Savings Funds and the PDVSA's Pension Fund, which positions he has held since June 2000. Mr. Dávila has also served as a Principal Director and the President of PDVSA Finance Ltd. since January 2000. Prior to serving in such capacities, Mr. Dávila served as Petróleos de Venezuela's Financial Planning and Control Manager from September 1999 to June 2000, as Petróleos de Venezuela's Asset Portfolio Manager from April 1999 to September 1999 and as Petróleos de Venezuela's Corporate Outsourcing and Structured Finance Manager from 1997 to 1999. Mr. Dávila started his career in the petroleum industry at Corpoven, S.A. in 1982, and served in various managerial finance positions within Corpoven, S.A. until 1997, including as Corporate Treasurer, Financial Planning Manager, International Financing Manager, Financial Systems Planning Manager and Budget Supervisor.

        Alexander Cárdenas is a member of Propernyn's Supervisory Board. He graduated from the Universidad Simón Bolívar with a degree in Chemical Engineering in 1977 and obtained a Master's Degree in Business Administration from the University of Cornell in the United States in 1982. He began his career in the oil industry in 1977, in Maraven S.A., where he worked in various technical positions in the commerce and supply divisions. In 1986, Mr. Cárdenas joined Interven, S.A. as Strategic Planning Analyst. He was also a business manager at CITGO. In 1991, Mr. Cárdenas was engaged in a brief assignment in PDV USA in New York, as manager in charge of purchases, and in that same year he was also assigned to Germany to occupy the position of sub-manager of the Gelsenkirchen Complex at Ruhr Oel. In 1992, he was appointed as sub-manager in charge of refining and in 1995 as general manager in charge of supply and refining, in each case, at the Gelsenkirchen Complex at Ruhr Oel. In 1996, Mr. Cárdenas returned to Interven, S.A. as a business manager. In 1998, he was appointed as General Manager of International Businesses of Interven, S.A. In March 1999, he was appointed Managing Director of Interven, S.A. and in January 2001 he was appointed General Manager of PDV Europa.

        Julián Fleszczynski is our Chief Executive Officer and is a member of our Supervisory Board and Board of Management. He holds a Bachelor of Arts degree from the Florida State University in the United States (1972), and a Master's degree in Hydrocarbon Economy from the Simón Bolivar University (1979). He is also currently the Treasurer of Petróleos de Venezuela, the President of PDV Insurance Company Ltd., Director of the Sociedad de Fomento de Inversiones Petroleras, C.A., Principal Director of APJ International Ltd., Vice President of Multinational Finance Company Ltd. and Director of PDV Sweeny Inc. Since July 2000, Mr. Fleszczynski has also served as PDVSA Finance Ltd.'s Principal Director and Vice President. Mr. Fleszczynski served as Corporación Venezolana de Petróleo's Financial Planning and Control Manager from March 1999 to June 2000 and as Senior Financial Advisor of PDV America, Inc. from December 1996 to March 1999. Since 1986 he served in various managerial positions at Meneven S.A. and Corpoven, S.A. affiliates such as District Finance Manager, Budget and Evaluation Manager, Financial Planning, Deputy General Manager of Corporate Finance Department and Project Manager of the Corporate Financial Systems. He started his career in the petroleum industry in 1974 with Menegrande Oil Company (later known as Meneven S.A.).

        Carlos Yánez is our Chief Financial and Accounting Officer and a member of our Board of Management. He graduated from the Central University of Venezuela with a degree in Economics (1985). He is also currently the Financial Planning and Control Manager of Petróleos de Venezuela. Since July 2000, he has also served as PDVSA Finance Ltd.'s Principal Director and Financial Manager. Mr. Yanez served as Finance Manager at the Petróleo de Venezuela's Exploration & Production Division from January 1999 to June 2000, and has served in managerial roles since 1989. Mr. Yanez was Comptroller at Maraven, S.A. in 1997, Finance Manager at Bitumenes del Orinoco S.A. from 1996 to 1998, Finance Manager at Intevep, S.A. from 1995 to 1996 and Financial Planning Manager in PDV UK, London from 1992 to 1995. Mr. Yanez started his career in the petroleum industry in 1977 with Intevep, S.A.

        Francisco Bello is a member of our Board of Management. He graduated from Santa María University in 1978 with a degree in Accounting and is a certified internal auditor from the U.S. Internal Auditors Institute. Mr. Bello has also attended specialized finance and management courses at London Business School, University of Michigan and the Wharton Business School. Mr. Bello began his career in the petroleum industry in 1982 at Meneven, S.A. where he served as Financial Accounting Supervisor in Caracas' Finance Department until May 1985, after which he was assigned to Anaco as the Audit Superintendent. In 1987, he was named Financial and Operational Audit Superintendent of the El Palito Refinery, and in 1988, he held the Accounting Advisor position in Caracas' Corporate Finance Department. He served at PDV-UK from 1990 to 1992, after which he was appointed Investment and Insurance Manager in Caracas' Corpoven Treasury Management. From 1994 to 1996, he was PDVSA's Financial Audit Manager. In 1997, he was assigned to Interven, S.A. as Audit Manager. In 1998, he was appointed Administration and Process Manager of Interven, S.A., a position which he still holds today.

6.B  Compensation

        All of our supervisory board members and board of management members are also directors or executive officers of Petróleos de Venezuela, and are compensated by Petróleos de Venezuela. For the year ended December 31, 2001, our supervisory board members and board of management members received no compensation from Propernyn for their services in such capacities.

6.C  Board practices

        The dates of appointment of the current members of our supervisory board and board of management are as set forth under "Item 6.A Directors and senior management." Our supervisory board and board of management members do not have set terms of appointment. We have not entered into any service or employment contracts with any of our supervisory board and board of management members and executive officers.

6.E  Share ownership

        As of June 1, 2002, we had 1,113 shares of common stock outstanding. All of our issued and outstanding shares of common stock are owned by Petróleos de Venezuela.

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

7.B  Related party transactions

        In 2000, Propernyn made loans to PDVSA and its affiliates for a total amount of $116.9 million. The loans bear no interest and are payable upon demand in dollars. The principal balance of the loans receivable was $115.3 million at December 31, 2001. See also note 3 to our consolidated financial statements, included under "Item 18. Financial Statements."

Item 8. Financial Information

8.A  Consolidated Statements and Other Financial Information

8.A.1    See Item 18.

8.A.2    See Item 18.

8.A.3    See Independent Auditors' Report on page F-1 included under "Item 18. Financial Statements."

8.A.7    Legal proceedings

        We and our subsidiaries and joint ventures are involved in various claims and lawsuits arising in the ordinary course of business. We record accruals for potential losses when our management believes that such losses are probable and reasonably estimated. If such lawsuits and claims were to be determined in a manner adverse to us or any of our subsidiaries involved and in amounts greater than our accruals, such determinations could have a material adverse effect on the our results of operations in a given reporting period. However, in the opinion of our management, based on the management's current assessment, the ultimate resolution of these lawsuits and claims would not exceed its estimated potential losses by a material amount. In addition, insurance coverage is available for potential losses with respect to such lawsuits and claims. For details and a description of various lawsuits and claims in which subsidiaries of PDV America are involved, see "Item 3. Legal Proceedings" and "Items 1 and 2. Business and Properties—Environment and Safety" of PDV America's annual report on Form 10-K, incorporated herein by reference.

Item 9. The Offer and Listing

9.A      Offer and listing details

        Our guarantee of PDV America's notes are not traded separately from such notes. PDV America's notes are traded principally on the New York Stock Exchange and are also listed on the Luxembourg Stock Exchange.

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

10.E     Taxation

        Under current Dutch tax laws, all payments made by us pursuant to our obligations under our guarantees of PDV America's senior notes to any holder of such notes may be made free of withholding or deduction of, for or on account of, any taxes of whatever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

        Under current Dutch tax laws, payments made by us pursuant to our obligations under our guarantees of PDV America's senior notes to any holder of such notes will not be subject to any Dutch taxes in respect of any benefit derived or deemed to be derived or any gain realized from any rights that such holder has pursuant to our guarantees of PDV America's notes, provided that all of the following conditions are satisfied:

  •
  such holder is neither resident nor deemed to be resident in The Netherlands for Dutch tax purposes and only in the case of an individual who has not elected to be treated as resident of The Netherlands for Dutch tax purposes,

  •
  if such holder has an entitlement to profits from an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in The Netherlands, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or shareholder), PDV America's notes and any right that such holder has pursuant to our guarantees of PDV America's notes are not attributable to such enterprise, and

  •
  only in the case of an individual, such holder does not derive benefits from PDV America's notes, or from our guarantees of such notes, that are taxable as benefits from miscellaneous activities in The Netherlands.

10.H    Documents on display

        The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

Item 11. Quantitative and Qualitative Disclosures About Market Risks

        We are exposed to market risks, primarily related to hydrocarbon price fluctuations, interest rate fluctuations and foreign currency exchange risks. We do not use derivatives instruments to protect us from these risks. See note 1 (Commodity and Interest Rate Derivatives) to our consolidated financial statements, included under "Item 18. Financial Statements."

PART III

Item 17. Financial Statements

        We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

        See pages F-1 through F-34, included under "Item 18. Financial Statements," incorporated herein by reference.

        The following financial statements, together with the report of Deloitte & Touche LLP thereon, are filed as a part of this annual report:

Page
Independent Auditors' Report	F-1
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-2 – F-3
Consolidated Statements of Income and Comprehensive Income for each of the three years in the	F-4
period ended December 31, 2001
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2001	F-5 – F-7
Consolidated Statements of Shareholder's Equity for each of the three years in the period ended December 31, 2001	F-8
Notes to the Consolidated Financial Statements	F-9 – F-30
Financial Statement Schedule—Condensed Consolidated Financial Information of the Registrant	F-31 – F-33
Financial Statements Schedule—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2001	F-34

Item 19. Exhibits

Exhibit 99.1	Annual Report on Form 10-K of PDV America, Inc. for the year ended December 31, 2001 as first filed with the U.S. Securities and Exchange Commission (Commission File No. 001-12138) on March 29, 2002 (incorporated herein by reference).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROPERNYN B.V.
By:	/s/ LUIS DÁVILA Name: Luis Dávila Title: Supervisory Board Member

Date: June 14, 2002

ANNEX A
Measurement Conversion Table

1 barrel	=	42 U.S. gallons
barrel of oil equivalent	=	1 barrel of crude oil	=	5,800 cubic feet of gas (based on the actual average equivalent energy content of PDVSA's proved natural gas reserves)
1 barrel of crude oil per day	=	approximately 50 tons of crude oil per year
1 cubic meter	=	33.315 cubic feet
1 metric ton	=	1,000 kilograms	=	approximately 2,205 pounds
1 metric ton of crude oil	=	1 metric ton of crude oil	=	approximately 7.3 barrels of crude oil (assuming a specific gravity of 33°)
1 metric ton of oil equivalent	=	approximately 1,125 cubic meters of natural gas

Glossary of Certain Oil and Gas Terms

        Unless the context indicates otherwise, the following terms used in this annual report have the meanings set forth below:

"API gravity"	An indication of the density of crude oil or other liquid hydrocarbons as measured by a system recommended by the American Petroleum Institute (API), measured in degrees. The lower the API gravity, the heavier the compound. For example, asphalt has an API gravity of 8° and gasoline has an API gravity of 50°.
"barrels" or "bbl"	Barrels of crude oil, including condensate and natural gas liquids.
"BPD"	Barrels of oil per day.
"condensate"	Light carbon substances produced with natural gas that condenses into liquid at normal temperatures and pressures associated with surface production equipment.
"crude oil"	Crude oil containing condensate.
"distillate"	Liquid hydrocarbons, distilled from crude or condensate.
"extra-heavy crude oil"	Crude with an API average of less than 11°.
"feedstocks"	Partially refined petroleum that is added to the crude slate and converted into petroleum products.
"MMB"	Millions of barrels.
"MBPD"	Thousands of barrels per day.
"olefins"	A class of unsaturated hydrocarbons.
"sour crude"	Any crude whose long residue has a sulfur content of 1% or higher.

A-1

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

AND FOR EACH OF THE THREE YEARS IN

THE PERIOD ENDED DECEMBER 31, 2001

AND INDEPENDENT AUDITORS' REPORT

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pages
Independent Auditors' Report	F-1
Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-2
Consolidated Statements of Income and Comprehensive Income for each of the three years in the period ended December 31, 2001	F-3
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2001	F-4–F-6
Consolidated Statements of Shareholder's Equity for the each of the three years in the period ended December 31, 2001	F-7
Notes to the Consolidated Financial Statements	F-8–F-29
Financial Statement Schedule—Condensed Consolidated Financial Information of the Registrant	F-30–F-32
Financial Statement Schedule—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2001	F-33

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Propernyn B.V.:

        We have audited the accompanying consolidated balance sheets of Propernyn B.V. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules listed in the index to the consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Propernyn B.V. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE

Curaçao, Netherlands Antilles
April 3, 2002

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Thousands of U.S. dollars)

	2001	2000
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,771	$22,173
Accounts receivable, net	4,675	3,244
Due from affiliates	5,989	4,506
Inventories	14,978	13,531
Prepaid expenses and other assets	269	206

Total current assets	50,682	43,660
FIXED ASSETS:
NOTES RECEIVABLE FROM AFFILIATES	115,315	117,017
PROPERTY, PLANT AND EQUIPMENT—NET	128,682	124,506
INVESTMENTS IN AFFILIATES	195,214	203,185

Total fixed assets	439,211	444,708

TOTAL	$489,893	$488,368

LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
Due to affiliates	$53,790	$61,891
Accounts payable	4,858	1,963
Income taxes payable	233	241
Other current liabilities	2,321	3,279

Total current liabilities	61,202	67,374
NOTES PAYABLE TO AFFILIATES	187,624	204,550
COMMITMENTS AND CONTINGENCIES (Note 13)
SHAREHOLDER'S EQUITY:
Common stock, $55.71 (Nfl. 100) par value, authorized 5,000 shares and 1,113 shares issued and outstanding	62	62
Additional capital	107,532	107,532
Retained earnings	199,217	165,212
Accumulated other comprehensive loss	(65,744)	(56,362)

Total shareholder's equity	241,067	216,444

TOTAL	$489,893	$488,368

See notes to consolidated financial statements

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR EACH
OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

(Thousands of U.S. dollars)

	2001	2000	1999
REVENUES:
Net sales	$22,892	$20,221,910	$13,135,092
Sales to affiliates	21,377	182,764	196,137

	44,269	20,404,674	13,331,229
Equity in earnings/(losses) of affiliates	16,286	84,957	2,594
Other income (expense)—net	1,850	21,135	71,880

	62,405	20,510,766	13,405,703

COST OF SALES AND EXPENSES:
Cost of sales and operating expenses (including purchases of approximately $11.6 million, $9.0 billion and $5.0 billion from affiliates)	43,673	19,711,644	12,853,587
Selling, general and administrative expenses	1,284	209,727	239,554
Interest expense:
Capital leases	—	10,138	12,715
Related parties	—	45,121	44,010
Other	—	130,295	155,776
Write-off current asset receivable	—	—	3,994
Minority interest	—	1,782	151
Foreign exchange (gain)/loss	(616)	(1,211)	(25,322)

	44,341	20,107,496	13,284,465

INCOME BEFORE INTEREST INCOME AND INCOME TAXES	18,064	403,270	121,238
INTEREST INCOME FROM AFFILIATES	—	76,996	88,835

INCOME BEFORE INCOME TAXES AND EXTRA-ORDINARY INCOME	18,064	480,266	210,073
INCOME TAXES	103	182,753	49,320

INCOME BEFORE EXTRA-ORDINARY INCOME	17,961	297,513	160,753
EXTRA-ORDINARY INCOME, NET OF TAXES	16,044	—	—

NET INCOME	34,005	297,513	160,753
OTHER COMPREHENSIVE INCOME (LOSS):
Minimum pension liability adjustment, net of deferred taxes of $(2,012) in 2000 and $2,012 in 1999	—	3,214	(3,214)
Foreign currency translation adjustments	(9,382)	(12,752)	236

COMPREHENSIVE INCOME	$24,623	$287,975	$157,775

See notes to consolidated financial statements

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR

EACH OF THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

(Thousands of U.S. dollars)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$34,005	$297,513	$160,753
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,625	279,628	288,454
Provision for losses on accounts receivable	—	(1,516)	15,110
Deferred income taxes	—	77,329	80,172
Loss on sale of investments	—	—	1,616
Distributions in excess of equity in earnings of affiliates	(7,491)	37,343	115,932
Unrealized foreign exchange (gain)/loss on long term debt and notes payable to affiliates	(9,382)	(9,538)	32,316
Other adjustments	—	(2,711)	16,588
Change in operating assets and liabilities, exclusive of acquisitions and dispositions of business:
Accounts receivable	(762)	(475,153)	(367,145)
Due from affiliates	(17)	(1,139)	(22,843)
Inventories	(1,729)	(54,404)	(264,066)
Prepaid expenses and other current assets	(68)	1,167	4,701
Other assets	(3)	(46,261)	(67,125)
Accounts payable and other current liabilities	1,192	623,138	193,691
Income taxes payable and receivable	(8)	76,148	(11,574)
Due to affiliates	(7,165)	(90,996)	167,429
Other liabilities	770	(17,196)	(15,524)

Net cash provided by operating activities	20,967	693,352	328,485

See notes to consolidated financial statements

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

(Thousands of U.S. dollars)

	2001	2000	1999
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures on property, plant and equipment	(15,520)	(113,022)	(254,356)
Proceeds from sales of property, plant and equipment	—	4,427	16,501
Loans to affiliates	(46,803)	198	21,913
Proceeds from notes receivable from affiliates	36,719	250,000	10,000
Decrease in restricted cash	—	3,015	6,421
Loans to LYONDELL.CITGO Refining LP	—	(7,023)	(24,600)
Investment in LYONDELL-CITGO — Refining LP	—	(13,400)	—
Investments in and advances to other affiliates	7,235	155,861	(48,716)
Proceeds from sale of Petro-Chemical Transport	—	—	4,980
Cash of PDV Holding, Inc. and subsidiaries at sale	—	(252,645)	—

Net cash provided by/(used in) investing activities	(18,369)	27,411	(267,857)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayments of) proceeds from revolving bank loans	—	(462,000)	172,219
Net (repayments of) proceeds from short term bank loans	—	(16,000)	(21,000)
Payments on term bank loan	—	(39,935)	(39,935)
Proceeds from issuance of senior notes	—	—	(25,000)
Payments on UHS business purchase liability	—	—	(6,427)
Proceeds from issuance of taxable bonds	—	—	25,000
(Payments on) proceeds from notes payable to affiliates	—	—	(51,494)
Proceeds from issuance of tax-exempt bonds	—	(63,291)	—
Payments of capital lease obligations	—	(7,954)	(14,660)
Proceeds from issuance of bank note	—	—	(10,000)
Repayments of other debt	—	(5,329)	(7,112)
Payments on private placement senior notes	—	(250,000)	—
Proceeds from return of capital	—	—	(23,900)

Net cash used in financing activities	—	(844,509)	(2,309)

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	2,598	(123,746)	58,319
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	22,173	145,919	87,600

CASH AND CASH EQUIVALENTS, END OF YEAR	$24,771	$22,173	$145,919

See notes to consolidated financial statements

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR

EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

(Thousands of U.S. dollars)

	2001	2000	1999
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest (net of amount capitalized)	$241	$140,898	$163,161

Income taxes (net of refunds)	$952	$55,459	$(16,428)

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
Investment in LYONDELL—CITGO Refining LP (Note 2)	—	—	$(32,654)

Sale of investment in PDV Holding, Inc. in exchange for set-off of loans payable and a distribution payable to Parent	—	$3,315,100	—

See notes to consolidated financial statements—(Concluded)

PROPERNYN B.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY FOR
EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

(Thousands of U.S. Dollars)

	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholder's Equity
BALANCE, JANUARY 1, 1999	$62	$107,532	$1,374,211	$(43,846)	$1,437,959
Net income	—	—	160,753	—	160,753
Other comprehensive loss:
-Minimum pension liability adjustment	—	—	—	(3,214)	(3,214)
-Foreign currency translation adjustments	—	—	—	236	236
BALANCE, DECEMBER 31, 1999	62	107,532	1,534,964	(46,824)	1,595,734
Distribution	—	—	(1,667,265)	—	(1,667,265)
Net income	—	—	297,513	—	297,513
Other comprehensive income (loss):
-Foreign currency translation adjustments	—	—	—	(12,752)	(12,752)
-Minimum pension liability adjustment	—	—	—	3,214	3,214

BALANCE, DECEMBER 31, 2000	62	107,532	165,212	(56,362)	216,444
Net income	—	—	34,005	—	34,005
Other comprehensive income (loss):
-Foreign currency translation adjustments	—	—	—	(9,382)	(9,382)

BALANCE, DECEMBER 31, 2001	$62	$107,532	$199,217	$(65,744)	$241,067

See notes to consolidated financial statements

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

        Principles of Consolidation—The consolidated financial statements for the year 2001 include the accounts of the Company, Propernyn N.V. and its wholly-owned subsidiaries (Baproven Limited ("Baproven"), a Bahamian corporation and its subsidiaries, Bahamas Oil Refining Company International Limited, Borco Towing Company Limited, Freeport Trading Company Limited (dormant) and Marine Agents and Brokers Limited (dormant)), Bonaire Petroleum Corporation ("BOPEC") N.V., PDV Europa B.V. and its wholly-owned subsidiaries (PDV Supply Europe B.V., PDV Fuels The Netherlands B.V. and PDV Fuels S.A.).

        In addition to the subsidiaries mentioned above, the comparative figures for 2000 (eleven months) and 1999 (full year) include the results of operations and cash flows of the Company's former subsidiaries including PDV Holding, Inc., and its wholly-owned subsidiary PDV America, Inc. ("PDV America") and its wholly-owned subsidiaries (CITGO Petroleum Corporation ("CITGO") and subsidiaries and VPHI Midwest, Inc. ("Midwest") and its wholly-owned subsidiary, PDV Midwest Refining, L.L.C. ("PDVMR"), PDV Chalmette, Inc. and its 50% equity interest in Chalmette Refining, L.L.C. ("Chalmette"), PDV Texas, Inc. and its 50% equity interest in Sweeny Coker L.L.C., the general partner which owns 1% of the Sweeny joint venture (as defined below), and PDV Sweeny, Inc., and its 49.5% equity interest in the Sweeny joint venture, and Cit-Con Oil Corporation, which is 65% owned by CITGO. The Company and its subsidiaries are collectively referred to as the "Companies". All material intercompany transactions and accounts have been eliminated.

        The Companies' investments are accounted for by the equity method. The excess of the carrying value of CITGO's investments over the equity in the underlying net assets of the investments was amortized on a straight-line basis over 40 years, which was based upon the estimated useful lives of the affiliates' assets.

        Significant events during 2000—Effective November 3, 2000, the Company's former parent, Venedu Holding N.V. ("Venedu') sold and transferred its investment in the Company to PDVSA in exchange for forgiveness of debt and set-off of other obligations.

        Effective December 1, 2000, the Company sold and transferred all shares in PDVH to PDVSA, in exchange for the set-off of loans payable by the Company to PDVSA of $1,647.9 million and a set-off of a distribution payable to PDVSA on that date of $1,667.2 million. No gain or loss arose upon the sale, as the purchase price was equal to the carrying value of the Company's investment in PDVH at that date. Information summarizing the financial position of PDVH at the date of sale is as follows:

(000s Omitted)
Current assets	$2,918,121
Noncurrent assets	5,367,195
Current liabilities	2,242,204
Noncurrent liabilities	2,727,995

        Selected financial information, which summarizes the results of PDVH's consolidated operations that are included in the Company's consolidated statements of income, is as follows (the year 2000 includes the eleven months ended November 30, 2000):

	2000	1999
	(000s Omitted)
Revenues	$20,445,788	$13,300,165
Gross profit	778,963	503,529
Net income	319,908	124,319

        Description of Business—The Companies manufacture or refine and market quality transportation fuels as well as lubricants, refined waxes, petrochemicals, asphalt and other industrial products.

        The Company, through PDVE, has a 50 percent interest in Ruhr Oel GmbH ("Ruhr") which operates refineries in Germany that refines crude for its joint venture partners. PDVE also has a 50 percent interest in AB Nynäs Petroleum ("Nynäs"), which produces and markets bitumen naphtenic specialties and other petroleum products for the European market.

        The Company's Caribbean holdings (BOPEC and PNV) operate two transshipment facility sites; provide oil storage services for PDVSA affiliates and tug services for ships; operate land tank storage facilities with an aggregate capacity of approximately 30 million barrels and sell oil products to the Bahamian domestic market.

        PDV Supply Europe B.V., PDV Fuels The Netherlands B.V. and N.V. PDV Fuels S.A. (subsidiaries of PDV Europa B.V.) were inactive in 1999, 2000 and 2001. In 2002 the activities of PDV Supply Europe B.V. and PDV Fuels The Netherlands B.V. will be merged with PDV Europa B.V., while N.V. PDV Fuels S.A. will be liquidated.

        As described above, prior to December 1, 2000 the Company's wholly owned subsidiaries included PDV Holding, Inc. The principal operations of that subsidiary included:

  •
  CITGO, which owns and operates two modern, highly complex crude oil refineries (Lakes Charles, Lousiana, and Corpus Christi, Texas) and two asphalt refineries (Paulsboro, New Jersey, and Savannah, Georgia) with a combined aggregate rated crude oil refining capacity of 582 thousand barrels per day ("MBPD"). CITGO also owns a minority interest in LYONDELL-CITGO Refining L.P., a limited partnership (formerly a limited liability company) that owns and operates a refinery in Houston, Texas, with a rated crude oil refining capacity of 265 MBPD. CITGO also operates a 167 MBPD refinery in Lemont, Illinois, owned by PDVMR. CITGO's assets also include a 65% owned lubricant and wax plant, pipelines, and equity interests in pipeline companies and petroleum storage terminals. Transportation fuel customers include primarily CITGO branded wholesale marketers, convenience stores and airlines located mainly east of the Rocky Mountains. Asphalt is generally marketed to independent paving contractors on the East and Gulf Coasts and the Midwest of the Unites States. Lubricants are sold principally in the United States to independent marketers, mass marketers and industrial customers. Petrochemical feedstocks and industrial products are sold to various manufacturers and industrial companies throughout the Unites States. Petroleum coke is sold primarily in international markets.

  •
  PDVMR, which owns a 167-MBPD crude oil refinery located in Lemont, Illinois. The Lemont refinery is operated by CITGO and substantially all refinery production is sold to CITGO.

  •
  PDV Chalmette, Inc., which owns a 50% equity interest in a crude oil refinery in Chalmette, Louisiana. The refinery has a rated crude oil refining capacity of 190 MBPD, and PDV Chalmette assigned to CITGO its option to purchase up to 50% of the refined products produced at the refinery, through December 31, 2000. CITGO exercised this option during 2000 and 1999 and acquired approximately 67 MBPD and 66 MBPD of refined products from the refinery in 2000 and 1999, respectively, approximately one-half of which was gasoline.

  •
  PDV Texas, Inc. and PDV Sweeny, which collectively hold a 50% equity interest in a 58 MBPD coker and a 110 MBPD vacuum crude distillation unit at Phillips Petroleum Company's oil refinery in Sweeny, Texas, Merey Sweeny L.P. (the "Sweeny joint venture"). This facility became operational in September 2000.

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

        Refined product exchange transactions that do not involve the payment or receipt of cash are not accounted for as purchases or sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the Companies' last-in, first-out ("LIFO") method. Exchanges that are settled through payment or receipt of cash are accounted for as purchases or sales.

        Excise Taxes—The Companies collect excise taxes on sales of gasoline and other motor fuels. Excise taxes of approximately $0, $2.9 billion and $3.1 billion were collected from customers and paid to various governmental entities in 2001, 2000 and 1999, respectively. Excise taxes are not included in sale revenues.

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

        The Companies capitalize interest on projects when construction entails major expenditures over extended time periods. Such interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets. Capitalized interest approximated $0,$4 million and $7 million in 2001, 2000 and 1999, respectively.

        Commodity and Interest Rate Derivatives—In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). In June 2000 Statement of Financial Accounting Standard No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment of SFAS No. 133, was issued. The statement, as amended and interpreted, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives, at fair value, as either assets or liabilities in the statement of financial position with an offset either to shareholder's equity and other comprehensive income or income depending upon the classification of the derivative. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption had no impact on the Company "s consolidated financial position, results of operations and cash flows since it had no derivatives at that date.

        Refinery Maintenance—Costs of major refinery turnaround maintenance at CITGO and PDVMR's refineries were charged to operations over the estimated period between turnarounds. Turnaround periods ranged approximately from one to eight years. Unamortized costs were included in other assets. Amortization of refinery turnaround costs at CITGO and PDVMR's refineries was included in depreciation and amortization expense. Amortization was $0, $62, million and $58 million for 2001, 2000 and 1999, respectively. Ordinary maintenance was expensed as incurred.

        The American Institute of Certified Public Accountants has issued a "Statement of Position" exposure draft on cost capitalization that is expected to require companies to expense the non-capital portion of major maintenance costs as incurred. The statement is expected to require that any existing unamortized deferred non-capital major maintenance costs be expensed immediately. The exposure draft indicates that this change will be required to be adopted for fiscal years beginning after June 15, 2002, and that the effect of expensing existing unamortized deferred non-capital major maintenance costs will reported as a cumulative effect of an accounting change in the consolidated statement of income. The Company has not determined the impact on its financial statements that may result from this Statement of Position.

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

        Income Taxes—The Company and PDVE file a consolidated tax return in the Netherlands; all other subsidiaries generally file individual local income tax returns. PDVH files a consolidated U.S. Federal income tax return, which includes all of its wholly-owned subsidiaries. The Company accounts for income taxes using an asset and liability approach, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

        New Accounting Standards—In July 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141 addresses financial accounting and reporting for business combinations and requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Use of the pooling of interests method is no longer permitted. The adoption of SFAS No. 141 did not impact the Company's consolidated financial position nor results of operations.

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other in intangible assets, and requires that goodwill and intangible assets with an indefinite life no longer be amortized but, instead, be periodically reviewed for impairment. The provisions of SFAS No. 142 are fully effective for fiscal years beginning after

December 15, 2001. However, certain provisions of SFAS No. 142 are applicable to goodwill and other intangible assets acquired in transactions completed after June 30, 2001. The adoption of SFAS No. 142 will not materially impact the Company's consolidated financial position or results of operations.

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of such assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it was incurred if a reasonable estimate of such fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of such asset. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement, and such adjustments are reflected in operations. If the Company's obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required to, and plans to, adopt SFAS No. 143 on January 1, 2003. In order to accomplish this, the Company must identify all its legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations as of the date of adoption of SFAS No. 143. The determination of fair value is a complex exercise, and Company will need to gather market information and develop cash flow models in order to make this determination. Additionally, the Company will need to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS No. 143, the Company has not determined that impact on their consolidated financial statements that may result from the adoption of SFAS No.143.

        In August 2001, the FASB issued SFAS No144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of SFAS No. 144 will not impact the Company's consolidated financial position or results of operations.

        Reclassifications—Certain reclassifications have been made to the 1999 and 2000 financial statements to conform with the classifications used in 2001.

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

        On December 31, 1999, CITGO converted $32.7 million of $60.0 million of outstanding loans to investments in LYONDELL-CITGO. The loans bore interest at market rates of approximately 6.9% at November 30, 2000.

        CITGO accounts for its investment in LYONDELL-CITGO using the equity method of accounting and records its share of the net earnings of LYONDELL-CITGO based on allocations of income agreed to by the owners. Information related to CITGO's investment in LYONDELL-CITGO is as follows:

	2000	1999
	(000s Omitted)
Equity in net income	$31,769	$924
Cash distributions received	78,506	70,724
Summary of operating results (full year except for 2000, which is for the eleven months ended November 30, 2000):
Revenue	$3,718,000	$2,571,000
Gross profit	213,000	133,000
Net income	102,000	24,000

3. RELATED PARTY TRANSACTIONS

        In 2000 the Company made loans to PDVSA and affiliates for a total amount of $116.9 million. The loans bear no interest and are payable upon demand in United States dollars. The principal balance of the loans receivable was $115.3 million at December 31, 2001.

        Interest income related to various PDVH notes receivable from PDVSA and affiliates for 2000 and 1999 was $72 million and $83 million, respectively.

        In 1992, a service agreement between PDVE and PDVSA Marketing International S.A. ("PMI") was established. Based on this agreement, PDVE will provide PMI with support and assistance regarding its European activities. The service fees paid by PMI are based on a fixed and reimbursable basis. In 2001, 2000 and 1999 the compensation service fees were $0.9 million, $2.0 million and $1.8 million, respectively. At December 31, 2001 and 2000, $0.8 million and $3.0 million, respectively, was included in due from affiliates.

        Ruhr owns refineries, which are operated for the benefit of its joint venture partners. Crude is supplied by the partners and the resulting products are returned to the partners. Ruhr receives a fee equal to its operational costs.

        Baproven Limited ("Baproven"), a subsidiary of PNV, had purchases of approximately $0.1 million, $2 million and $1 million and sales of storage and ancillary services of approximately $11.5 million, $18.6 million, and $15.3 million with affiliates during 2001, 2000 and 1999, respectively.

        BOPEC had sales of services regarding tank storage (and related activities) and marine activities to PDVSA and its subsidiaries approximating $9.9 million, $8.7 million and $8.4 million during 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, $0.8 million and $1.5 million, respectively, are included in due from affiliates.

        CITGO purchases approximately one-half of the crude oil processed in its refineries from subsidiaries of PDVSA under long-term supply agreements. These supply agreements extend through the year 2006 for the Lake Charles refinery, 2010 for the Paulsboro refinery, 2012 for the Corpus Christi refinery and 2013 for the Savannah refinery. CITGO purchased $3.0 billion and $1.7 billion of crude oil, feedstocks and other products from wholly owned subsidiaries of PDVSA in 2000 (11 months), and 1999, respectively, under these and other purchase agreements. During 2000 and 1999, PDVSA deliveries of crude oil to CITGO were less than contractual base volumes due to the PDVSA declaration of force majeure pursuant to all four long-term crude oil supply contracts described above.

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

        The crude oil supply contracts incorporate formula prices based on the market value of a number of refined products deemed to be produced from each particular crude oil, less (i) certain deemed refining costs adjustable for inflation, (ii) certain actual costs, including transportation charges, import duties and taxes and (iii) a deemed margin, which varies according to the grade of crude oil. In October 1998, an affiliate of PDVSA acquired a 50% equity interest in a joint venture, which owns and operates a refinery in St. Croix, U.S. Virgin Islands ("HOVENSA") and has the right under a product sales agreement to assign periodically to CITGO, or other related parties, its option to purchase 50% of the refined products produced by HOVENSA (less a certain portion of such products that HOVENSA will market directly in the local and Caribbean markets). In addition, under the product sales agreement, the PDVSA affiliate has appointed CITGO as its agent in designating which of its affiliates shall from time to time take deliveries of the refined products available to it. The product sales agreement will be in effect for the life of the joint venture, subject to termination events based on default or mutual agreement. Pursuant to the above arrangement, CITGO acquired approximately 122 MBPD and 118 MBPD of refined products from HOVENSA during 2000 (11 months) and 1999, respectively, approximately one-half of which was gasoline.

        CITGO also purchases refined products from various other affiliates including LYONDELL-CITGO and Chalmette under long-term contracts. These agreements incorporate various formula prices based on published market prices and other factors. Such purchases totaled $4.0 billion and $2.8 billion for 2000 (11 months) and 1999, respectively.

        CITGO had refined product, feedstock, and other product sales of $187 million and $190 million to affiliates in 2000 (11 months) and 1999, respectively. CITGO' sales of crude oil to affiliates aggregated $4 million and $37 million in 2000, (11 months) and 1999, respectively.

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

        PDVMR sells certain refinery by-products and utilities to The Needle Coker Company ("Needle") and buys back hydrogen, naphtha and steam. Sales to Needle were approximately $10 million and

$9 million in 2000 (11 months) and 1999, respectively. Purchases from Needle were approximately $8 million and $6 million in 2001 (11 months) and 2000, respectively.

        During 1995, PDV America entered into a service agreement with PDVSA to provide financial and foreign agency services. Income from these services was $0 and $0.9 million in 2000 (11 months) and 1999, respectively.

4. ACCOUNTS RECEIVABLE

	2001	2000
	(000s Omitted)
Trade	$5,128	$2,998
Other	—	863

	5,128	3,861
Less allowance for uncollectible accounts	(453)	(617)

	$4,675	$3,244

        Allowances for uncollectible accounts are established based on several factors, which include, but are not limited to, analysis of specific customers, historical trends, current economic conditions and other information.

        CITGO sales were made on account, based on pre-approved unsecured credit terms established by CITGO management. CITGO also has a proprietary credit card program, which allows commercial customers to purchase fuel at CITGO branded outlets.

        CITGO has two limited purpose subsidiaries, CITGO Funding Corporation and CITGO Funding Corporation II, which have nonrecourse agreements to sell trade accounts and credit card receivables. Under the terms of the agreements, new receivables are added to the pool as collections reduce previously sold receivables. The amounts sold at any one time are limited to a maximum of $225 million of trade accounts receivable (increased from $125 million through an amendment in April 2000) and $150 million of credit card receivables. Fees and expenses of $16.2 million and $15.2 million related to the agreements were recorded as other expense during 2000 (11 months) and 1999, respectively. In 2000, CITGO realized a gain of $5 million resulting from the reversal of the allowance for uncollectible accounts related to certain receivables sold.

5.    INVENTORIES

	2001	2000
	(000s Omitted)
Refined product	$624	$1,782
Crude oil	10,447	8,088
Materials and supplies	3,907	3,661

	$14,978	$13,531

6.    PROPERTY, PLANT AND EQUIPMENT

	2001	2000
	(000s Omitted)
Land	$21,637	$21,637
Building and leaseholds	3,806	2,300
Machinery and equipment	302,269	290,474
Office furniture and equipment	1,404	998
Construction in process	4,593	2,803

	333,709	318,212
Less accumulated depreciation and amortization	(205,027)	(193,706)

	$128,682	$124,506

        Depreciation expense for 2001, 2000 and 1999 was $12 million, $218 million and $230 million, respectively.

        Other income (expense)-net includes gains and losses on disposals and retirements of property, plant and equipment. Such net losses were approximately $0, $10 million and $18 million in 2001, 2000, and 1999, respectively.

7.    INVESTMENT IN AFFILIATES

        PDVE—In accordance with Dutch accounting standards, if a company accounts for its investments using the equity method and the company has no significant influence on (the decisions of) investments, a non-distributable statutory reserve must be formed for the equity of net income of entities in which those interests are held. The statutory reserve is reduced by the dividends to which the investor is entitled, or which can be collected without restriction in the Netherlands. The amount of non-distributable statutory reserves at December 31, 2001 and 2000 were $57.7 million and $54.9 million, respectively.

  PDVE's Investment in Ruhr Oel Gmbh ("Ruhr")

        The Ruhr joint venture owns and operates four refineries in Germany for the benefit of the joint venture partners. Under the agreements with the joint venture partners, Ruhr is reimbursed for the actual cost of refining, designed to achieve no profit or loss at Ruhr. The Company's investment in Ruhr at December 31, 2001 and 2000 was $122 million and $130 million, respectively.

        Financial information of Ruhr is as follows:

	2001	2000
	(000s Omitted)
Summary of financial position at December 31:
Current assets	$137,678	$188,550
Noncurrent assets	532,052	601,797
Current liabilities	149,900	171,696
Noncurrent liabilities	274,833	359,423
	2001	2000	1999
	(000s Omitted)
Summary of operating results (full year):
Revenues	$901,011	$751,986	$1,000,772
Gross profit	791,902	652,175	891,865
Net income	3,742	2,266	—

        Under a crude oil supply agreement, Ruhr processed $2.0 billion, $2.5 billion and $1.7 billion of crude oil owned by a wholly-owned subsidiary of PDVSA in 2001, 2000 and 1999, respectively.

  PDVE's Investment in AB Nynäs Petroleum ("Nynäs")

        Nynäs owns and operates four specialized refineries and owns a 50% interest in a specialized asphalt refinery, all designed to process heavy, sour crude oil into asphalt and naphtenic specialty oils. Other information provided by Nynäs is as follows:

	2001	2000	1999
	(000s Omitted)
Investment in Nynäs at December 31	$72,696	$75,769	$69,349
Equity in net income	14,415	16,120	8,942
Distributions received from Nynäs	8,638	7,850	8,239

        Financial information of Nynäs is as follows:

	2001	2000
	(000s Omitted)
Summary of financial position at December 31:
Current assets	$235,248	$258,984
Noncurrent assets	178,293	200,687
Current liabilities	111,077	161,776
Noncurrent liabilities	156,065	148,721
	2001	2000	1999
	(000s Omitted)
Summary of operating results (full year):
Revenues	$754,769	$740,793	$585,196
Gross profit	194,827	196,483	158,040
Net income	28,586	37,762	15,968

        Under a long-term crude oil supply agreement and vessel transportation contracts, Nynäs purchased            $167 million, $145 million and $235 million of crude oil from a wholly-owned subsidiary of PDVSA in 2001, 2000 and 1999, respectively. The terms and pricing formulas are similar to the Company's subsidiaries' crude oil supply agreements (Note 3).

        CITGO—In addition to LYONDELL-CITGO (Note 2), CITGO's investments in affiliates consisted of equity interests of 6.8 to 50 percent in joint interest pipelines and terminals, including a 15.79 percent interest in Colonial Pipeline Company; a 49.5 percent partnership interest in Nelson Industrial Steam Company ("NISCO"), which is a qualified cogeneration facility; and a 49 percent partnership interest in Mount Vernon Phenol Plant.

        Information on CITGO's investments, including LYONDELL-CITGO, included in the company's consolidated financial statements, is as follows:

	2000	1999
	(000s Omitted)
Equity in net income of affiliates	$44,170	$21,348
Dividends and distributions received from affiliates	101,987	102,339

        Selected financial information provided by the affiliates is summarized as follows:

	2000	1999
	(000s Omitted)
Summary of operating results (full year except for 2000, which is for the eleven months ended November 30, 2000):
Revenues	$4,717,667	$3,559,451
Gross profit	638,293	567,749
Net income	297,259	237,906

        PDVMR—PDVMR has a 25% interest in Needle, which is accounted for using the equity method. PDVMR received cash distributions of approximately $0.3 million and $3.0 million in 2000 and 1999, respectively, from Needle.

        Selected financial information provided by Needle is shown below:

	2000	1999
	(000s Omitted)
Summary of operating results (full year except for 2000, which is for the eleven months ended November 30, 2000):
Revenues	$67,769	$61,845
Gross profit	3,636	9,509
Net earnings	168	6,729

        PDV Chalmette—PDV Chalmette has a 50% interest in Chalmette refinery, which is accounted for using the equity method.

        Information included in the Company's consolidated financial statements provided by PDV Chalmette is as follows:

	2000	1999
	(000s Omitted)
Equity in net income (loss) of affiliate	$21,880	$(27,585)
Dividends and distributions received from affiliate	—	—

        Selected financial information provided by Chalmette is summarized as follows:

	2000	1999
	(000s Omitted)
Summary of operating results (full year except for 2000, which is for the eleven months ended November 30, 2000):
Revenues	$1,908,036	$1,295,101
Gross profit	325,024	5,270
Net income (loss)	43,760	(94,285)

        Inventories of Chalmette at December 31, 1998 were carried at estimated net market value which was $40.8 million lower than cost. Chalmette incorporated this write down into the carrying value of its inventory layers, creating a new basis which, under Chalmette's accounting policy, will remain until such layers are liquidated under the LIFO-method of accounting. During 1999 the physical units of inventory for which the reserve had been provided were sold. The Company's accounting policies with respect to lower of cost or market reserves is to match the new basis of revalued inventories with sales of the actual physical units that were revalued. Accordingly, for the year ended December 31, 1999 the Company recorded equity in the net loss of Chalmette of approximately $20.4 million less than its share of net loss reported by Chalmette.

        PDV Sweeny and PDV Texas- PDV Sweeny and PDV Texas have a combined 50% interest in the Sweeny joint venture, which is accounted for using the equity method.

        Information included in the Company's consolidated financial statements for PDV Sweeny's and PDV Texas' combined investment is as follows:

	2000	1999
	(000s Omitted)
Equity in net (loss) income of affiliate	$(1,448)	$(1,793)

        Selected financial information provided by the affiliate is summarized as follows:

	2000	1999
	(000s Omitted)
Summary of operating results (full year except for 2000, which is for the eleven month ended November 30, 2000):
Revenues	$68,401	$8,358
Net (loss) income	(2,897)	(3,586)

        No investment in affiliates balances are included in the consolidated balance sheet at December 31, 2001 and 2000 for CITGO, PDVMR, PDV Sweeny and PDV Texas as the Company had sold all its shares in PDVH to PDVSA on December 1, 2000 (see Note 1).

8. SHORT-TERM BANK LOANS

        As of December 31, 1999, CITGO had established $182 million of uncommitted, unsecured, short-term borrowing facilities with various banks. Interest rates on these facilities are determined daily based upon the Federal funds' interest rates, and maturity options vary up to 30 days. The weighted average interest rates actually incurred in 2000 and 1999, were 6.4% and 5.5% respectively.

9. NOTES PAYABLE TO AFFILIATES

	2001	2000
	(000s Omitted)
Loans from PDVSA	$187,624	$204,550

        The Company's loans from PDVSA and other affiliates, bear no interest and are payable upon demand in United States dollars. PDVSA and affiliates have stated their intention not to demand payment throughout 2002 and therefore such notes have been classified as non-current liabilities.

10. EMPLOYEE BENEFIT PLANS

        Pension Plan- BOPEC maintains a pension plan, which provides retirement benefits for eligible employees. The plan is funded by BOPEC's contributions. The contribution for 2001 was $317,728 (2000: $349,540) and was paid to a Netherlands Antilles insurance company, which administers the plan. The (unaudited) discounted value of the past service premium calculated, at a rate of 4.3% (2000: 4.8%) per year, as of December 31, 2001 is $1,018,914 (2000: $825,950).

        Employee Savings—CITGO sponsors three qualified defined contribution retirement and savings plans covering substantially all eligible salaried and hourly employees. Participants make voluntary contributions to the plans and CITGO makes contributions, including matching of employee contributions, based on plan provisions. CITGO charged $16 million and $18 million to operations related to its contributions to these plans in 2000 (11 months) and 1999 respectively.

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

        As discussed in Note 1 to the consolidated financial statements there are no amounts related to CITGO that are included in the Company's consolidated balance sheet at December 31, 2001 and 2000. The following sets forth the assumptions in use at December 31, 1999:

	Pension Benefits	Other Benefits
Weighted-average assumptions:
Discount rate	7.75%	7.75%
Expected return on plan assets	9.0%	6.0%
Rate of compensation increase	5.0%	—

        For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.5% for 2002 and remain at that level thereafter.

        The amounts in the table below are for full year except for 2000, which is the eleven months ended November 30, 2000.

	Pension Benefits		Other Benefits
	2000	1999	2000	1999
	(000s Omitted)		(000s Omitted)
Components of net periodic benefit cost:
Service cost	$14,238	$19,554	$5,288	$6,922
Interest cost	18,040	17,899	13,193	13,040
Expected return on plan assets	(22,364)	(22,531)	(54)	(57)
Amortization of prior service cost	131	40	—	—
Amortization of net gain at date of adoption	(246)	(268)	—	—
Recognized net actuarial gain	(4,422)	(1,649)	(15,816)	—

Net periodic benefit cost	$5,377	$13,045	$2,611	$19,905

        Actuarial gains (or losses) related to the postretirement benefit obligation are recognized as a component of net postretirement benefit cost by the amount the beginning of year unrecognized net gain (or loss) exceeds 7.5% of the accumulated postretirement benefit obligation.

        PDVMR Pension Plans—In accordance with a transfer of assets from a former owner, on May 1, 1997, PDVMR assumed the responsibility for the former owner's pension plans, which include both a qualified and a nonqualified plan which were frozen at their current levels on April 30, 1997. The plans cover employees of the former owner who were participants in the plans as of April 30, 1997. As discussed in Note 1 to the consolidated financial statements, there are no amounts related to CITGO and PDVMR in the Company's consolidated balance sheet at December 31, 2001 and 2000. The following sets forth the assumptions in use at December 31, 1999:

As of December 31, 1999
Weighted-average assumptions:
Discount rate	7.75%
Expected return on plan assets	9.50%

        The amounts in the table below are for the full year except for 2000, which is for the eleven months ended November 30, 2000.

	2000	1999
	000s Omitted
Components of net periodic benefit credit:
Interest cost	$3,504	$4,298
Expected return on plan assets	(5,612)	(5,996)
Recognized net actuarial loss	50	34

Net periodic benefit credit	$(2,058)	$(1,664)

11. INCOME TAXES

        The provisions for income taxes are comprised of the following:

	2001	2000	1999
	(000s Omitted)
Current:
Federal	$—	$101,312	$(31,526)
State	—	3,824	674
Dutch	103	—	—
Other	—	288	—

	103	105,424	(30,852)
Deferred	—	77,329	80,172

	$103	$182,753	$49,320

        The Netherlands statutory tax rate differs from the effective rate due to the following:

	2001	2000	1999
Netherlands statutory tax rate	35.0%	35.0%	35.0%
State taxes, net of U.S. federal benefit	—	1.8	2.4
Dividend exclusions	—	(1.2)	(3.7)
Tax benefit of non-U.S. entities	—	(0.3)	(6.1)
Tax settlement	—	—	(5.4)
Other	—	2.7	1.2

Effective tax rate	35.0%	38.0%	23.4%

        The effective tax rate for 1999 was unusually low due primarily to the favorable resolution in that year with the United States of America's Internal Revenue Service ("IRS") of significant tax issues related to environmental expenditures.

        Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) loss and tax credit carry forwards. There were no deferred tax liabilities or assets as of December 31, 2001 and 2000.

12. EXTRA-ORDINARY INCOME, NET OF TAXES

        The extra-ordinary income relates to a forgiveness of a debt owed by PDV Supply Europe B.V. to PDVSA Petróleo y Gas S.A. PDV Supply Europe B.V. was indebted to PDVSA Petróleo y Gas S.A. for inventories of bunker oil taken over in 1993.

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

        Other Credit and Off-Balance-Sheet Risk Information as of December 31, 2001—In August 1993 PDV America issued Senior Notes (the "Senior Notes") with a $1.0 billion principal amount, interest rates ranging from 7.25% to 7.875%, and with due dates ranging from 1998 to 2003. Interest on the Senior Notes is payable semiannually, commencing February 1, 1994. The Senior Notes represent senior unsecured indebtedness of PDV America, and are structurally subordinated to the liabilities of the subsidiaries of PDV America. As of December 31, 2001 the outstanding principal of these Senior Notes is $500 million. The Senior Notes (and the relating interest and premium, if any) are unconditionally guaranteed by the Company and PDVSA.

        Bank guaranties to third parties for a total amount of approximately $15,997 have been issued on behalf of PDVE.

        PDVE is severally liable for the corporate tax payable by PDVE and its subsidiaries.

        A bank guarantee in connection with litigation for an amount of $159,750 and two bank guarantees in connection with import duties and tugboats activities for an amount of approximately $45,000 have been issued on behalf of BOPEC.

        BOPEC has obligations regarding contracts in connection with construction in progress for approximately $242,000. Propernyn N.V. through its subsidiary Baproven Limited has commitments for capital expenditure of approximately $6,305,835.

        On July 1, 2000 a new Warehouse and Throughput (tank storage) agreement between a related party, PDVSA Manufactura y Mercado ("PDVSA M&M"), and BOPEC became effective. According to this agreement PDVSA M&M guarantees the rental of 2,600,000 barrels of shell tank capacity at a rate of $0.10 per barrel per month. Any rental above this capacity will be charged to PDVSA M&M at a rate of $0.05 per barrel per month.

14. LEASES

        PDVE's annual rental expenses for its building amounts to approximately $154,540.

        In 1997, BOPEC signed a contract to purchase water. The contract's term is 60 months and requires a minimum payment of approximately $28,000 per year. BOPEC has a lease agreement for its transshipment facility site with the government of the Netherlands Antilles and the Island Government of Bonaire. The initial term of the lease is through 2034, and, subject to government approval, provides for an extension of the lease for an additional 60 years. Future annual rentals will be approximately $80,000 per year. BOPEC, in conjunction with its performance of marine services, enters into time charters for two tugboats, which require a combined minimum monthly rental expense of $76,084.

        Propernyn N.V. through its subsidiary Baproven Limited was committed to the following significant operating leases:

        Tug lease agreements with Smit Americas which will expire during February 2003. The annual lease expense amounts $2,098,750.

        The Seabed Lease from the Bahamas Government which will expire on June 30, 2057. The Seabed Lease payments are based on a fixed fee ($1,200,000 per year) plus a variable fee relating to activity at the terminal. The terms of this lease are subject to renegotiations every three years.

        Future minimum lease payments for the noncancellable operating leases are as follows:

Year	Operating leases (000s Omitted)
2002	4,476
2003	4,448
2004	2,348
2005	2,348
2006	2,348
Thereafter	63,440

        CITGO leases certain of its Corpus Christi refinery facilities under a capital lease. The basic term of the lease expires on January 1, 2004; however, CITGO may renew the lease until January 31, 2011, the date of its option to purchase the facilities at a nominal amount. Amortization is included in depreciation expense. CITGO has various noncancellable operating leases, primarily for product storage facilities, office space, computer equipment and vehicles. Rent expense on all operating leases totaled $32 million and $35 million in 2000 (11 months) and 1999, respectively. As discussed in note 1, to the consolidated financial statement, there are no amounts related to PDVH and subsidiaries (including CITGO) as of December 31, 2001 and 2000.

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

        The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts of cash and cash equivalents, restricted cash and other financial instruments approximate fair values. Due to the related party nature of the notes receivable from and payable to affiliates, it is not practicable to estimate their fair values.

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

16. INFORMATION BY GEOGRAPHICAL AREA

	2001	2000	1999
	(000s Omitted)
Revenue:
United States	$—	$20,445,788	$13,300,165
Europe	17,488	20,723	7,968
Caribbean	44,917	44,255	97,570

	$62,405	$20,510,766	$13,405,703

Income before income taxes and extra-ordinary income:
United States	$—	$502,632	$173,639
Europe	16,874	22,007	8,266
Caribbean	1,190	(44,373)	28,168

	$18,064	$480,266	$210,073

Identifiable assets:
United States	$—	$—	$8,103,127
Europe	203,431	211,443	258,916
Caribbean	286,462	276,925	161,783

	$489,893	$488,368	$8,523,826

Schedule I

PROPERNYN B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE REGISTRANT

(Dollars in thousands)

Financial Position of the Registrant

	December 31,
	2001	2000	1999
Assets:
Investments in and advances to subsidiaries	$370,102	$379,256	$3,280,303
Other assets	2,551	3,547	3,556

	$372,653	$382,803	$3,283,859

Liabilities and Shareholder's equity:
Notes payable to affiliate	$131,308	$166,073	$1,687,836
Other liabilities	278	286	289
Shareholder's equity	241,067	216,444	1,595,734

	$372,653	$382,803	$3,283,859

Schedule I

PROPERNYN B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE REGISTRANT—(Continued)

(Dollars in thousands)

Results of operations of the Registrant

	Year ended December 31,
	2001	2000	1999
Revenue:
Equity in earnings of subsidiaries	$34,211	$341,212	$177,035

Expenses:
Interest	—	43,840	44,010
Foreign currency exchange losses/(gains)	23	33	(27,614)
Other	229	72	51

	252	43,945	16,447

Income before interest income	33,959	297,267	160,588

Interest income	149	246	165

Net income before profit taxes	34,108	297,513	160,753
Profit taxes	103	—	—

Net income	$34,005	$297,513	$160,753

Schedule I

PROPERNYN B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE REGISTRANT—(Continued)

(Dollars in thousands)

Cash Flows of the Registrant

	Year ended December 31,
	2001	2000	1999
Net cash provided by/(used in) operating activities	$59,293	$(202,418)	$80,003

Cash (used in)/provided by investing activities:
Investment in and advances to subsidiaries	(25,433)	202,409	—

Cash used by financing activities:
(Payments)/Proceeds of notes payable to affiliates	(34,860)	—	(79,781)

Net (decrease)/increase in cash and cash equivalents	(1,000)	(9)	222
Cash and cash equivalents—beginning of period	3,547	3,556	3,334

Cash and cash equivalents—end of period	$2,547	$3,547	$3,556

PROPERNYN B.V. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

VALUATION AND QUALIFYING ACCOUNTS

FOR EACH OF THE YEARS IN THE PERIOD ENDED DECMBER 31, 2001

(Dollars in thousands)

Description	Balance at Beginning of year	Additions charged to Costs and Expenses	Deductions	Decrease due to Sale of PDV Holding, Inc.	Balance at End of Year
Year ended December 31, 2001
Allowance for Doubtful Accounts	$617	$0	$(164)	$0	$453
Year ended December 31, 2000
Allowance for Doubtful Accounts	$18,367	$1,651	$(3,255)	$(16,146)	$617
Year ended December 31, 1999
Allowance for Doubtful Accounts	$19,667	$15,110	$(16,410)	$0	$18,367